NEW YORK & COMPANY

2006 ANNUAL REPORT



NEW YORK CO PANY


EW YORK & CO


NEW YORK COMPAN
COMPANY



Dear Stockholders,

Fiscal year 2006 marked a highly productive period for our Company. We strengthened our leadership team in design and merchandising, improved our business processes and ensured that everything we do – from design, to merchandising, to marketing and to customer service – was focused on satisfying the New York & Company consumers we know very well. The first half of the fiscal year proved quite challenging; however, the strategies we implemented during the latter half of the year were successful and led to improved third quarter performance and record fourth quarter results. Despite this reversal in trend, our performance during fiscal year 2006 was disappointing. Sales rose 5.5% to $1.2 billion and earnings per diluted share totaled $0.77 as compared to $1.02 per diluted share in fiscal year 2005. On a more positive note, we ended the year with a strong balance sheet, including $68 million in cash and $70 million of working capital, which positions us well to execute our expansion plans in fiscal year 2007.

During the year we achieved many significant milestones:

- **We strengthened our merchandising and design areas and improved our overall business processes** to heighten the appeal and consistency of our offerings. We accomplished this by increasing the collaboration among design, merchandising and sourcing, which ensures early alignment on all assortments. We also installed a new buy management system to optimize the planning and allocation process, and refocused our testing efforts back to key items to improve the accuracy of our forecasting. This enables us to chase best-selling styles and reduce upfront inventory purchases, which we expect to result in increased sales and margins.

- **We increased the productivity of our store base** while executing to our store expansion goals. Net sales per square foot increased on average to $363 up from $351 last year. During the year we opened 61 new stores, including nine JasmineSola stores, remodeled 35 existing locations and closed 20 stores. Our new and remodeled New York & Company stores continued to outperform the chain average. We reduced non-productive space by 212,788 square feet through our remodeling and store closings, ending the year with 560 stores, including 24 JasmineSola stores, as compared to 519 stores, including 16 JasmineSola stores, at the end of fiscal year 2005.

- **We raised awareness of the New York & Company brand** utilizing celebrity marketing. In Fall 2006, we introduced Ellen Pompeo and Patrick Dempsey from the hit television series *Grey's Anatomy* as the faces of our advertising campaign. The pair was seen at public relations events on television, in our direct mail pieces and throughout our in-store marketing, which we believe allowed us to increase our customer base as consumers made our stores a preferred destination within the mall. For 2007, we announced Cindy Crawford as the spokeswoman for the brand in our spring and summer marketing campaign.

- **Finally, we successfully launched an e-commerce initiative**, opening a new channel of distribution to our consumer. We introduced our e-commerce site in November 2006, just in time for the holiday season. The e-commerce site allows consumers to determine when they shop without having to travel to a store. We are encouraged with the initial response and believe the internet will contribute solidly to our growth this year.

Our priorities in fiscal year 2007 are to consistently deliver assortments that are favored by our customer base while continuing to execute to our store expansion and remodel plans. We remain optimistic about the potential that exists to expand our New York & Company chain. In order to achieve our goals for 2007, **we intend to focus on the following six initiatives throughout the year:**

First, we expect to improve the overall customer shopping experience in our New York & Company stores by enhancing the in-store visual presentation. This is expected to entice customers to shop more and make it easier to find and coordinate outfits, and most importantly, spend more time and money in our stores. To accomplish this, we have added talent within our visual organization and redesigned our visual planning process.

Second, we are focused on increasing the productivity of our top performing stores to drive additional sales and profit for our Company. We expect to improve inventory flow, expand our assortments and ensure our best talent is working at these locations.

Third, we expect to capitalize on our best-at-pants positioning to drive customer loyalty. We have become an authority in the pants category and feel that we can better focus our marketing, improve our signage and utilize our new e-commerce site to further enhance our communication with consumers about the versatility of our pant assortment and unique fits.

Fourth, we believe we can drive increased traffic by further developing our customers' connection to the brand. In February 2007, we introduced our new loyalty program, designed to increase shopping visits and increase our average dollar sales per transaction. This program is off to a very strong start, exceeding our expectations. Going forward, we will explore new marketing techniques, including revised in-store signage, internet and in-store events in an effort to increase traffic and loyalty to our New York & Company stores.

Fifth, we will continue to improve the efficiency and effectiveness of our product development and buy process. During 2007, we expect to fully utilize our new buy management system which we believe will help us meet more of our consumers' preferences.

Finally, we will continue our store expansion. At 560 total stores, we have achieved a strong critical mass and believe we still have considerable opportunity for expansion. For fiscal year 2007, we plan to open 50 to 55 new stores, close approximately nine stores and remodel 25 to 30 existing locations. At 2007 year-end, we expect our more productive new and remodeled stores to represent approximately 70% of our store base. JasmineSola, our upscale and more contemporary chain, is still in the developmental stage as we continue to build a new leadership team and infrastructure for this growing business.

In conclusion, with $1.2 billion in annual sales, we command a leadership position in the mall for fashionable apparel and accessories targeted at a value conscious female consumer. We remain optimistic regarding our growth prospects for fiscal year 2007 and believe our targeted initiatives will lead to another year of significant accomplishments. I would like to thank all of our Company associates for their dedication and hard work. I would also like to express my gratitude to our customers, suppliers and stockholders for their ongoing support.

I remain devoted to building our brand image and believe we have the necessary talent and initiatives in place to reach our goals and objectives.

Sincerely,



Richard P. Crystal
Chairman and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 3, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 1-32315

NEW YORK & COMPANY, INC.
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	**33-1031445** (I.R.S. Employer Identification No.)
450 West 33rd Street, 5th Floor, NEW YORK, NEW YORK (Address of principal executive offices)	**10001** (Zip Code)

(212) 884-2000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.001 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None.**

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark if the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates as of July 28, 2006 was approximately $242.3 million, using the closing price per share of $10.35, as reported on the New York Stock Exchange as of such date.

The number of shares of registrant's common stock outstanding as of March 30, 2007 was 57,879,535.

DOCUMENTS INCORPORATED BY REFERENCE:

Part III incorporates certain information by reference to the Proxy Statement for the 2007 Annual Meeting of Stockholders.

ANNUAL REPORT ON FORM 10-K INDEX

PART I

Item 1. Business

Overview

New York & Company, Inc. (together with its subsidiaries, collectively the "Company") is a leading specialty retailer of fashion-oriented, moderately-priced women's apparel. The Company designs and sources its proprietary branded *New York & Company*™ merchandise sold exclusively through its national network of New York & Company retail stores and, beginning in November 2006, on-line at www.nyandcompany.com. The target customers for *New York & Company*™ merchandise are fashion-conscious, value-sensitive women between the ages of 25 and 45. On July 19, 2005, the Company acquired Jasmine Company, Inc. ("JasmineSola"), a Boston-based, privately held women's retailer of upscale and contemporary apparel, footwear and accessories sold through its chain of *JasmineSola*™ branded retail stores. As of February 3, 2007, the Company operated 560 retail stores with 3.3 million selling square feet in 44 states, including 24 JasmineSola stores. Trademarks referenced in this Annual Report on Form 10-K appear in italic type and are the property of the Company. Unless otherwise noted, the description of the Company's business in this Annual Report on Form 10-K refers to the New York & Company business.

The Company offers a merchandise assortment consisting of casual and wear-to-work apparel and accessories, including pants, jackets, knit tops, blouses, sweaters, denim, t-shirts, activewear, handbags and jewelry. The Company's merchandise reflects current fashions and fulfills a broad spectrum of its customers' lifestyle and wardrobe requirements.

The Company positions its stores as a source of fashion, quality and value by providing its customers with an appealing merchandise assortment at attractive price points, generally below those of department stores and other specialty retailers. The Company believes its stores create an exciting shopping experience through the use of compelling window displays, creative and coordinated merchandise presentations and in-store promotional signage. The Company's stores are typically concentrated in large population centers of the United States and are located in shopping malls, lifestyle centers and off-mall locations, including urban street locations.

The Company was founded in 1918 and operated as a subsidiary of Limited Brands, Inc. ("Limited Brands") from 1985 to 2002. New York & Company, Inc., formerly known as NY & Co. Group, Inc., was incorporated in the state of Delaware on November 8, 2002. It was formed to acquire all of the outstanding stock of Lerner New York Holding, Inc. ("Lerner Holding") and its subsidiaries from Limited Brands, an unrelated company. On November 27, 2002, several limited partnerships controlled by Bear Stearns Merchant Capital II, L.P. (together with any affiliates through which such partnerships invest, "Bear Stearns Merchant Banking") acquired Lerner Holding and its subsidiaries from Limited Brands (the "acquisition of Lerner Holding").

On October 6, 2004, the Company completed an initial public offering of 11,500,000 shares of common stock, including the underwriters' over-allotment option, of which 6,666,667 shares were offered by the Company and 4,833,333 shares were offered by certain selling stockholders at a price to the public of $17.00 per share.

On January 25, 2006, the Company completed a public offering of 8,050,000 shares of common stock, including the underwriters' over-allotment option, of which 130,000 shares were offered by the Company and 7,920,000 shares were offered by certain selling stockholders at a price to the public of $18.50 per share.

The Company's Growth Strategies

Expand the Company's Store Base

Increasing market penetration by opening new stores is an important component of the Company's growth strategies. The Company is also remodeling its existing stores to improve sales productivity and the consistency of the customers' brand experience. The Company opened 61 stores, including nine JasmineSola stores, in fiscal year 2006, adding 271,760 selling square feet, ending the fiscal year operating 560 stores with 3.3 million selling square feet. During fiscal year 2006, the Company remodeled 35 stores and closed 20 stores, resulting in a reduction of 212,788 selling square feet. The reduction in non-productive selling square feet is an integral component of the Company's program to improve productivity and profitability. The Company currently intends to open approximately 50 to 55 new stores, close nine stores and remodel approximately 25 to 30 stores in fiscal year 2007.

Increase Sales of Apparel and Further Penetrate Existing Accessories Product Categories

The Company intends to continue to grow sales of both apparel and accessories products. The Company believes that it can increase sales of apparel by providing its customers fashion, quality and value with an appealing merchandise assortment at attractive price points. The Company believes expansion of the accessories product categories represents an opportunity to increase the productivity of its store base and thereby increase sales and profits. The Company has incorporated larger accessories merchandise areas in 95 of its stores as of February 3, 2007. The Company plans to continue incorporating accessories merchandise areas in connection with a portion of its new and remodeled stores.

Enhance Brand Image and Increase Customer Loyalty

The Company seeks to build and enhance the recognition, appeal and reach of its *New York & Company* brand through its merchandise assortment, customer service, direct marketing and advertising. The Company's brand has gained strong recognition and endorsement by its target customers. The Company believes a nationally recognized brand further drives brand awareness, merchandise sales and customer loyalty.

Further Improve Profitability

As the Company continues to grow its business, it intends to maximize economies of scale and increase operational efficiencies to improve profitability.

Design and Merchandising

The Company's product development group, led by its merchant buyers and designers, is dedicated to consistently delivering to its customers high-quality fashion apparel and accessories at competitive prices. New York & Company stores carry only internally designed *New York & Company* brand merchandise. The Company seeks to provide its customers with key fashion items of the season, as well as a broad assortment of coordinating apparel items and accessories that will complete their wardrobe. The Company's merchandising, marketing and promotional efforts encourage multiple unit and outfit purchases.

New product lines are introduced into the Company's stores in six major deliveries each year (spring, summer, transition, fall, holiday and pre-spring) that are updated with selected new items every four to six weeks to keep the merchandise current. Product line development begins with the introduction of design concepts, key styles and the initial assortment selection for the product line. The Company's designers focus on overall concepts and identify and interpret the fashion trends for the season, identifying those particular apparel items that will appeal to its target customer, designing the product line and presenting it to the Company's merchants for review. The Company's merchants are responsible for developing seasonal strategies and a detailed list of desired apparel pieces to guide the designers, as well as buying, testing and editing the line during the season on an ongoing basis. This integrated approach to design, merchandising and sourcing enables the Company to carry a merchandise assortment that addresses customer demand while attempting to minimize inventory risk and maximize sales and profitability.

Sourcing

The Company's sourcing approach focuses on quality, speed and cost in order to provide timely delivery of quality goods. This is accomplished by closely managing the product development cycle, from raw materials and garment production to store-ready packaging, logistics and customs clearance.

Sourcing Relationships. The Company purchases apparel and accessories both from importers and directly from manufacturers. The Company's relationships with its direct manufacturers are supported by independent buying agents, who help coordinate the Company's purchasing requirements with the factories. The Company's unit volumes, long-established vendor relationships and its knowledge of fabric and production costs, combined with a flexible, diversified sourcing base, enable it to buy high-quality, low-cost goods. The Company sources from approximately 20 countries and it is not subject to long-term production contracts with any of its vendors, manufacturers or buying agents. The Company's broad sourcing network allows it to meet its factory workplace standards, objectives of quality, cost, speed to market, and inventory efficiency by shifting merchandise purchases as required, and allows it to react quickly to changing market or regulatory conditions. In fiscal year 2006, the Company sourced nearly 100% of its merchandise from Cambodia, China, Guatemala, Hong Kong, India, Indonesia, Macau, Philippines, the Republic of Korea, Saipan, Sri Lanka, Taiwan, Thailand, the United States and Vietnam. The Company's largest country sources are China, Macau and Hong Kong, which represented approximately 52% of purchases in fiscal year 2006.

Quality Assurance and Compliance Monitoring. As part of the Company's transition services agreement with Limited Brands, Independent Production Services ("IPS"), a unit of Limited Brands, provides the Company with monitoring of country of origin, point of fabrication compliance, code of business conduct and labor standards compliance, and supply chain security. In addition, all of the factories that manufacture merchandise for the Company sign a master sourcing agreement that details their obligations with respect to quality and ethical business practices. The Company's quality assurance field inspectors or IPS representatives visit each apparel factory prior to its first bulk garment production to ensure that the factory quality control associates understand and comply with the Company's requirements. The Company's independent buying agents and importers also conduct in-line factory and final quality audits. Under the transition services agreement with Limited Brands, the Company's inbound shipments are further audited by Limited Brands for visual appearance and measurement. Monthly audit reports are sent to all buying agents and factories, and any factories not performing at expected levels are either put on IPS' continuous improvement plan designed to improve their quality statistics or are removed from the approved factory list.

Distribution and Logistics

Limited Brands provides the Company with certain warehousing and distribution services under the transition services agreement entered into on November 27, 2002, as amended, in connection with the acquisition of Lerner Holding. All of the Company's merchandise is received, inspected, processed, warehoused and distributed through Limited Brands' distribution center in Columbus, Ohio. Details about each receipt are supplied to the Company's store inventory planners, who determine how the product should be distributed among the Company's stores based on current inventory levels, sales trends and specific product characteristics. Advance shipping notices are electronically communicated to the stores. Inventory and fulfillment for the Company's e-commerce operations are handled by a third-party warehouse facility located in Martinsville, Virginia. Merchandise is received in this location from Limited

Brands' distribution center. The Company believes its costs related to distribution are competitive for the apparel industry. For further information regarding the transition services agreement with Limited Brands, see "Item 13. Certain Relationships and Related Transactions, and Director Independence" in this Annual Report on Form 10-K.

Real Estate

As of February 3, 2007, the Company operated 560 stores in 44 states, including 24 JasmineSola stores, with an average of 5,917 selling square feet per store. All of the Company's stores are leased and are located in large population centers of the United States in shopping malls, lifestyle centers and off-mall locations, including urban street locations.

Historical Store Count

Fiscal Year	Total stores open at beginning of fiscal year	Number of stores opened/acquired during fiscal year	Number of stores closed during fiscal year	Number of stores remodeled during fiscal year	Total stores open at end of fiscal year
2002	522	2	(31)	9	493
2003	493	5	(30)	15	468
2004	468	26	(18)	40	476
2005	476	60	(17)	41	519
2006	519	61	(20)	35	560(a)

Historical Selling Square Footage

Fiscal Year	Total selling square feet at beginning of fiscal year	Increase in selling square feet for stores opened/acquired during fiscal year	Reduction of selling square feet for stores closed during fiscal year	Reduction of selling square feet for stores remodeled during fiscal year	Total selling square feet at end of fiscal year
2002	3,823,213	10,136	(212,607)	(26,370)	3,594,372
2003	3,594,372	21,321	(236,394)	(60,833)	3,318,466
2004	3,318,466	115,487	(131,253)	(112,930)	3,189,770
2005	3,189,770	242,062	(125,422)	(51,945)	3,254,465
2006	3,254,465	271,760	(138,861)	(73,927)	3,313,437(a)

(a) Includes 24 JasmineSola stores with 76,897 selling square feet.

Store Count by State as of February 3, 2007

State	# of Stores	State	# of Stores	State	# of Stores
Alabama	12	Louisiana	9	North Dakota	1
Arizona	9	Maine	2	Ohio	22
Arkansas	4	Maryland	15	Oklahoma	4
California	54	Massachusetts	24	Pennsylvania	30
Colorado	6	Michigan	15	Rhode Island	4
Connecticut	9	Minnesota	9	South Carolina	11
Delaware	1	Mississippi	6	South Dakota	1
Florida	33	Missouri	12	Tennessee	10
Georgia	20	Nebraska	3	Texas	46
Idaho	1	Nevada	4	Utah	2
Illinois	25	New Hampshire	1	Virginia	22
Indiana	8	New Jersey	30	Washington	4
Iowa	3	New Mexico	2	West Virginia	4
Kansas	2	New York	51	Wisconsin	6
Kentucky	6	North Carolina	17		
				Grand Total	560

Site Selection. The Company's real estate management team is responsible for new store site selection. In selecting a specific location for a new store, the Company targets high-traffic, prime real estate in locations with demographics reflecting concentrations of the Company's target customers and a complementary tenant mix. The Company's real estate management team has currently identified a significant number of target sites in existing malls and off-mall locations with appropriate market characteristics. The Company plans to open approximately 50 to 55 stores in fiscal year 2007. The Company expects to fund its store openings with cash flow from operations and, if necessary, borrowings under its revolving credit facilities.

Store Display and Merchandising. The Company's stores are designed to effectively display its merchandise and create an upbeat atmosphere. Expansive front windows allow potential customers to see easily into the store and are used as a vehicle to highlight major merchandising and promotional events. The open floor design allows customers to readily view the majority of the merchandise on display, while store fixtures allow for the efficient display of garments and accessories. Merchandise displays are modified on a weekly basis based on sales trends and inventory receipts. The Company's in-store product presentation utilizes a variety of different fixtures to highlight the product line's breadth and versatility. Complete outfits are displayed throughout the store using garments from a variety of product categories. The Company displays complete outfits to demonstrate how its customers can combine different pieces in order to increase unit sales.

Pricing and Promotional Strategy. The Company's in-store pricing and promotional strategy is designed to drive customer traffic and promote brand loyalty. The promotional pricing strategy is designed to encourage multiple unit sales. Select key items are also prominently displayed in store windows at competitive prices to drive traffic into the stores.

Inventory Management. The Company's inventory management systems are designed to maximize merchandise profitability and increase inventory turns. The Company constantly monitors inventory turns on the selling floor and uses pricing and promotions to maximize sales and profitability and to achieve inventory turn goals. The Company has a refined inventory loss prevention program that is integrated with the store operations and finance departments of its business. This program includes electronic article surveillance systems in a majority of stores as well as the monitoring of merchandise returns, merchandise voids, employee sales and deposits, and educating store personnel on loss prevention.

Field Sales Organization. Store operations are organized into seven regions and 49 districts. Each region is managed by either a regional vice president or a regional sales manager, depending upon the size of the region. The Company staffs approximately 49 district managers, with each typically responsible for the sales and operations of 10 stores on average. Each store is typically staffed with a store manager, a co-sales manager and an assistant sales manager, as required, in addition to hourly sales associates. The Company has approximately 2,000 in-store managers. The Company seeks to instill enthusiasm and dedication in its store management personnel by maintaining an incentive/bonus plan for its field managers. The program is based on monthly sales performance, effective labor management and seasonal inventory loss targets. The Company believes that this program effectively creates incentives for its senior field professionals and aligns their interests with the financial goals of the Company. The Company conducts independent surveys of customer satisfaction in all major stores on a recurring basis. The Company evaluates merchandise fill, fitting room service, checkout service, and store appearance. Stores are required to meet or exceed established corporate standards to ensure the quality of the Company's customers' shopping experience.

Store Sales Associates. The Company typically employs between 7,200 and 12,000 full- and part-time store sales associates, depending on the Company's seasonal needs. The Company has well-established store operating policies and procedures and utilizes an in-store training program for all new store employees. Detailed product descriptions are also provided to sales associates to enable them to gain familiarity with product offerings. The Company offers its sales associates a discount on merchandise to encourage them to wear New York & Company apparel.

Brand Building and Marketing

The Company believes that its *New York & Company* brand is among its most important assets. The Company's ability to continuously evolve its brand to appeal to the changing needs and priorities of its target customer is a key source of its competitive advantage. The Company believes that its combination of fashion-oriented apparel, accessories and attractive price points differentiates its brand from its competitors. The Company consistently communicates its brand image across all aspects of its business, including product design, store merchandising and shopping environments, channels of distribution, and marketing and advertising. The Company continues to invest in the development of this brand through, among other things, advertising, in-store marketing, direct mail marketing, and email communications. The Company also makes investments to enhance the overall client experience through the opening of new stores, the expansion and remodeling of existing stores, and a focus on client service.

The Company believes that it is strategically important to communicate on a regular basis directly with its current client base and with potential clients, through national and regional advertising, as well as through direct mail marketing, e-mail communications and in-store presentation. The Company uses its customer database, which includes in excess of 6 million customers who have made purchases within the last twelve months, to design marketing programs to its core customers.

In November 2006, the Company launched its e-commerce website to offer customers the opportunity to view and purchase its merchandise on-line at www.nyandcompany.com.

Customer Credit

The Company has a credit card processing agreement with a third party (the "administration company") that provides the services of the Company's proprietary credit card programs. The Company allows payments on these credit cards to be made in its stores as a service to its customers. The administration company owns the credit card accounts, with no recourse to the Company. All of the Company's proprietary credit cards carry the *New York & Company* brand. These cards provide purchasing power to customers and additional vehicles for the Company to communicate product offerings.

Management Information Systems

Management information systems are a key component of the Company's business strategy and the Company is committed to utilizing technology to enhance its competitive position. The Company's information systems integrate data from the field sales, design, merchandising, planning and distribution, and financial reporting functions. The Company's core business systems consist of both purchased and internally developed software, operating on UNIX, AS400 and Windows NT platforms. These systems are accessed over a company-wide network and provide corporate employees with access to key business applications.

Sales, cash deposit and related credit card information are electronically collected from the stores' point-of-sale terminals on a daily basis. During this process, the Company also obtains information concerning inventory receipts and transmits pricing, markdown and shipment notification data. In addition, the Company collects customer transaction data to update its customer database. The merchandising staff and merchandise planning staff evaluate the sales and inventory information collected from the stores to make key merchandise planning decisions, including orders and markdowns. These systems enhance the Company's ability to optimize sales while limiting markdowns, achieve planned inventory turns, reorder successful styles, and effectively distribute new inventory to the stores.

Competition

The retail and apparel industries are highly competitive. The Company has positioned its stores as a source of fashion, quality and value by providing its customers with an appealing merchandise assortment at attractive price points generally below those of department stores and other specialty retailers. The Company competes with traditional department stores, specialty store retailers, discount apparel stores and direct marketers for, among other things, raw materials, market share, retail space, finished goods, sourcing and personnel. The Company believes its competitors include Ann Taylor LOFT™, Express™, The Gap™, JCPenney™, Kohl's™, Old Navy™ and Target™, among others. The Company differentiates itself from its competitors on the basis of its fashion and proprietary merchandise designs, value pricing, merchandise quality, in-store merchandise display and store service.

Intellectual Property

The Company believes that it has all of the registered trademarks it needs to protect its *New York & Company, Lerner, Lerner New York, City Crepe, City Spa, City Stretch*, *New York Jeans* and *JasmineSola* brands and it vigorously enforces all of its trademark rights.

Brylane Agreement. In 1993, Limited Brands granted Brylane, a catalog and internet sales company, a license to use various trademarks of Lerner New York, Inc. in connection with the design, manufacture, distribution and sale of apparel and accessories through mail order catalogues and on the internet. The Brylane license terminated on January 11, 2007. The termination of the Brylane license did not have a material impact on the Company's financial condition or results of operations.

Employees and Labor Relations

As of February 3, 2007, the Company had a total of 8,606 employees of which 2,448 were full-time employees and 6,158 were part-time employees, who are primarily store associates. The number of part-time employees fluctuates depending on the Company's seasonal needs. The Company's collective bargaining agreement with Local 1102 unit of the Retail, Wholesale and Department Store Union (RWDSU) AFL-CIO is set to expire on April 30, 2007 and is under renegotiation. Approximately 10% of the Company's total employees are covered by collective bargaining agreements and are primarily non-management store associates. The Company believes its relationship with its employees is good.

Government Regulation

The Company is subject to customs, truth-in-advertising and other laws, including consumer protection regulations and zoning and occupancy ordinances that regulate retailers generally and/or govern the promotion and sale of merchandise and the operation of retail stores and warehouse facilities. The Company undertakes to monitor changes in these laws and believes that it is in material compliance with applicable laws with respect to these practices.

The majority of the Company's merchandise is manufactured by factories located outside of the United States. These products are imported and are subject to U.S. customs laws, which impose tariffs as well as import quota restrictions for textiles and apparel. In addition, some of the Company's imported products are eligible for certain duty-advantaged programs; for example, the North American Free Trade Agreement, the Andean Trade Preference Act, the U.S. Caribbean Basin Trade Partnership Act and the Caribbean Basin Initiative. While importation of goods from some countries from which the Company buys its products may be subject to embargo by U.S. customs authorities if shipments exceed quota limits, the Company closely monitors import quotas and believes that it has the sourcing network to efficiently shift production to factories located in countries with available quotas. The existence of import quotas has, therefore, not had a material adverse effect on the Company's business.

Available Information

The Company makes available free of charge on its website, http://www.nyandcompany.com, copies of its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") as soon as reasonably practicable after filing, or furnishing, such material electronically with the United States Securities and Exchange Commission. Copies of the charters of each of the Company's Audit Committee, Ethics Committee, Compensation Committee, and Nomination & Governance Committee, as well as the Company's Governance Guidelines, Code of Conduct for Associates, and Code of Conduct for Suppliers, are also available on the website or in print upon written request by any stockholder to the Corporate Secretary at 450 West 33rd Street, Fifth Floor, New York, New York 10001.

Item 1A. Risk Factors

The Company's growth strategy includes the addition of a significant number of new stores each year and the possible relocation and remodeling of existing stores. The Company may not be able to successfully implement this strategy on a timely basis or at all. In addition, the Company's growth strategy may strain its resources and cause the performance of its existing stores to suffer.

The Company's growth will largely depend on its ability to open and operate new stores successfully. The Company intends to continue to open a significant number of new stores in future years, while relocating and remodeling a portion of its existing store base annually. The Company opened 61 stores, including nine JasmineSola stores, in fiscal year 2006. The Company currently intends to open approximately 50 to 55 new stores in fiscal year 2007. The success of this strategy is dependent upon, among other things, the identification of suitable markets and sites for store locations, the negotiation of acceptable lease terms, the hiring, training and retention of competent sales personnel, and the effective management of inventory to meet the needs of new and existing stores on a timely basis. The Company's proposed expansion also will place increased demands on its operational, managerial and administrative resources. These increased demands could cause the Company to operate its business less effectively, which in turn could cause deterioration in the financial performance of its existing stores. In addition, to the extent that the Company's new store openings are in existing markets, the Company may experience reduced net sales volumes in existing stores in those markets. The Company expects to fund its expansion through cash flow from operations and, if necessary, by borrowings under its revolving credit facility; however, if the Company experiences a decline in performance, the Company may slow or discontinue store openings. The Company may not be able to successfully execute any of these strategies on a timely basis. If the Company fails to successfully implement these strategies, its financial condition and results of operations would be adversely affected.

The Company's net sales, operating income and inventory levels fluctuate on a seasonal basis and decreases in sales or margins during the Company's peak seasons could have a disproportionate effect on its overall financial condition and results of operations. The Company's business experiences seasonal fluctuations in net sales and operating income, with a significant portion of its operating income typically realized during its fourth quarter, and to a lesser extent its first quarter. Any decrease in sales or margins during either of these periods could have a disproportionate effect on the Company's financial condition and results of operations. You should refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Quarterly Results and Seasonality" for more information.

Seasonal fluctuations also affect the Company's inventory levels. The Company must carry a significant amount of inventory, especially before the holiday season selling period. If the Company is not successful in selling its inventory, it may have to write down the value of its inventory or sell it at significantly reduced prices or the Company may not be able to sell such inventory at all, which could have a material adverse effect on the Company's financial condition and results of operations.

Fluctuations in comparable store sales and results of operations could cause the price of the Company's common stock to decline substantially.

The Company's results of operations for its individual stores have fluctuated in the past and can be expected to fluctuate in the future. Since the beginning of fiscal year 2003 through fiscal year 2006, the Company's quarterly comparable store sales have ranged from an increase of 14.1% to a decrease of 9.2%. The Company cannot ensure that it will be able to achieve a high level of comparable store sales in the future.

The Company's comparable store sales and results of operations are affected by a variety of factors, including:

- fashion trends;
- mall traffic;
- calendar shifts of holiday or seasonal periods;
- the effectiveness of the Company's inventory management;
- changes in the Company's merchandise mix;
- the timing of promotional events;
- weather conditions;
- changes in general economic conditions and consumer spending patterns; and
- actions of competitors or mall anchor tenants.

If the Company's future comparable store sales fail to meet expectations, then the market price of the Company's common stock could decline substantially. You should refer to the section entitled "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" for more information.

If the Company is not able to respond to fashion trends in a timely manner or launch new product lines successfully, it may be left with unsold inventory, experience decreased profits or incur losses or suffer reputational harm to its brand image.

The Company's success depends in part on management's ability to anticipate and respond to changing fashion tastes and consumer demands and to translate market trends into appropriate, saleable product offerings. Customer tastes and fashion trends change rapidly. If the Company is unable to successfully identify or react to changing styles or trends and misjudges the market for its products or any new product lines, its sales may be lower, gross margins may be lower and the Company may be faced with a significant amount of unsold finished goods inventory. In response, the Company may be forced to increase its marketing promotions or price markdowns, which could have a material adverse effect on its financial condition and results of operations. The Company's brand image may also suffer if customers believe that it is no longer able to offer the latest fashions.

A reduction in the volume of mall traffic could significantly reduce the Company's sales and leave it with unsold inventory, reducing the Company's profits or creating losses.

Many of the Company's stores are located in shopping malls. Sales at these stores are derived, in part, from the volume of traffic in those malls. The Company's stores benefit from the ability of the mall's other tenants and other area attractions to generate consumer traffic in the vicinity of its stores and the continuing popularity of malls as shopping destinations. Sales volume and mall traffic may be adversely affected by economic downturns in a particular area, competition from internet retailers, non-mall retailers and other malls where the Company does not have stores and the closing of other stores in the malls in which the Company's stores are located. A reduction in mall traffic as a result of these or any other factors could materially adversely affect the Company's business.

Because of the Company's focus on keeping its inventory at the forefront of fashion trends, extreme and/or unseasonable weather conditions could have a disproportionately large effect on the Company's business, financial condition and results of operations because it would be forced to mark down inventory.

Extreme weather conditions in the areas in which the Company's stores are located could have a material adverse effect on the Company's business, financial condition and results of operations. For example, heavy snowfall or other extreme weather conditions over a prolonged period might make it difficult for the Company's customers to travel to its stores. The Company's business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of the Company's inventory incompatible with those unseasonable conditions. These prolonged unseasonable weather conditions could adversely affect the Company's business, financial condition and results of operations.

If third parties who manage some aspects of the Company's business do not adequately perform their functions, the Company might experience disruptions in its business, leaving it with inadequate or excess inventories resulting in decreased profits or losses.

Limited Brands handles the distribution of the Company's merchandise through its distribution facility in Columbus, Ohio pursuant to a transition services agreement. The efficient operation of the Company's stores is dependent on its ability to distribute merchandise to locations throughout the United States in a timely manner. The Company depends on Limited Brands to receive, sort, pack and distribute substantially all of the Company's merchandise. As part of the transition services agreement, Limited Brands contracts with third-party transportation companies to deliver the Company's merchandise from foreign ports to their warehouses and to the Company's stores. Any failure by any of these third parties to respond adequately to the Company's warehousing and distribution needs would disrupt the Company's operations and negatively impact its profitability.

Additional services are also provided by Limited Brands and its subsidiaries and affiliates pursuant to the transition services agreement. IPS assists the Company with its monitoring of country of origin and point of fabrication compliance for U.S. Customs. IPS also monitors compliance with the Company's code of business conduct and labor standards and its supply chain security. Any failure of Limited Brands or IPS to fulfill their obligations under the transition services agreement would disrupt the Company's operations and negatively impact its profitability.

Limited Brands may terminate those portions of the transition services agreement which provide for the distribution of the Company's merchandise and the compliance monitoring provided by IPS, upon providing the Company with 24-months advance notice of such termination, the occurrence of certain types of changes of control, or the Company's failure to perform any of its material obligations under the transition services agreement. If Limited Brands terminates a portion or all of the Company's transition services agreement, the Company may not be able to replace the services on terms acceptable to it or at all. The Company's failure to successfully replace the services could have a material adverse effect on the Company's business and prospects.

The Company uses a third party for its e-commerce operations, including order management, order fulfillment, customer care, and channel management services. A failure by the third party to adequately manage the Company's e-commerce operations may negatively impact the Company's profitability.

The Company may rely on third parties for the implementation and/or management of certain aspects of its information systems infrastructure. Failure by any of these third parties to implement and/or manage the Company's information systems infrastructure effectively could disrupt its operations and negatively impact its profitability.

A work stoppage resulting from, among other things, a dispute over a collective bargaining agreement covering employees of a third party relied on by the Company or employees of the Company, may cause disruptions in the Company's business and negatively impact its profitability.

The raw materials used to manufacture the Company's products and its distribution and labor costs are subject to availability constraints and price volatility, which could result in increased costs. In addition, the Company faces the risk of increases in federal and state minimum wage rates, which could result in increased costs.

The raw materials used to manufacture the Company's products are subject to availability constraints and price volatility caused by high demand for petroleum-based synthetic fabrics, weather, supply conditions, government regulations, economic climate and other unpredictable factors. In addition, the Company's transportation and labor costs are subject to price volatility caused by the price of oil, supply of labor, governmental regulations, economic climate and other unpredictable factors. Increases in demand for, or the price of, raw materials, distribution services and labor, including federal and state minimum wage rates, could have a material adverse effect on the Company's business, financial condition and results of operations.

Since the Company relies significantly on foreign sources of production, it is at risk from a variety of factors that could leave it with inadequate or excess inventories, resulting in decreased profits or losses.

The Company purchases apparel and accessories in foreign markets, with a significant portion coming from China, Macau and Hong Kong. The Company does not have any long-term merchandise supply contracts and many of its imports are subject to existing or potential duties, tariffs or quotas. The Company competes with other companies for production facilities and rights to import merchandise under quota limitations.

The Company also faces a variety of other risks generally associated with doing business in foreign markets and importing merchandise from abroad, such as:

- political or labor instability in countries where suppliers are located;
- political or military conflict involving the United States, which could cause a delay in the transportation of the Company's products and an increase in transportation costs;
- heightened terrorism security concerns, which could subject imported goods to additional, more frequent or more thorough inspections, leading to delays in deliveries or impoundment of goods for extended periods or could result in decreased scrutiny by customs officials for counterfeit goods, leading to lost sales and damage to the reputation of the Company's brand;
- disease epidemics and health related concerns, which could result in closed factories, reduced workforces, scarcity of raw materials and scrutiny or embargoing of goods produced in infected areas;
- the migration and development of manufacturers, which can affect where the Company's products are or will be produced;
- imposition of regulations and quotas relating to imports and the Company's ability to adjust in a timely manner to changes in trade regulations, which among other things, could limit the Company's ability to source products from countries that have the labor and expertise needed to manufacture its products on a cost-effective basis;
- imposition of duties, taxes and other charges on imports; and
- currency volatility.

Any of the foregoing factors, or a combination thereof, could have a material adverse effect on the Company's business.

The Company's manufacturers may be unable to manufacture and deliver products in a timely manner or meet its quality standards, which could result in lost sales, cancellation charges or excessive markdowns.

The Company purchases apparel and accessories from importers and directly from third-party manufacturers. Similar to most other specialty retailers, the Company has short selling seasons for much of its inventory. Factors outside of the Company's control, such as manufacturing or shipping delays or quality problems, could disrupt merchandise deliveries and result in lost sales, cancellation charges or excessive markdowns.

The Company's ability to successfully integrate newly acquired businesses into its existing business, to the extent it consummates acquisitions in the future, will affect the Company's financial condition and results of operations.

The process of integrating acquired businesses into the Company's existing operations may result in unforeseen difficulties and liabilities and may require a disproportionate amount of resources and management attention. Difficulties that the Company may encounter in integrating the operations of acquired businesses could have a material adverse effect on its results of operations and financial condition. Moreover, the Company may not realize any of the anticipated benefits of an acquisition and integration costs may exceed anticipated amounts. In addition, future acquisitions of businesses may require the Company to assume or incur additional debt financing, resulting in additional leverage.

The Company relies on its manufacturers to use acceptable ethical business practices, and if they fail to do so, the *New York & Company* brand name could suffer reputational harm and the Company's sales could decline or its inventory supply could be interrupted.

The Company requires its manufacturers to operate in compliance with applicable laws, rules and regulations regarding working conditions, employment practices and environmental compliance. Additionally, the Company imposes upon its business partners operating guidelines that require additional obligations in order to promote ethical business practices. The Company's staff, the staff of IPS and the staff of the Company's non-exclusive buying agents and importers periodically visit and monitor the operations of the Company's manufacturers to determine compliance. However, the Company does not control its manufacturers or their labor and other business practices. If one of the Company's manufacturers violates labor or other laws or implements labor or other business practices that are generally regarded as unethical in the United States, the shipment of finished products to the Company could be interrupted, orders could be canceled, relationships could be terminated and the Company's reputation could be damaged. Any of these events could have a material adverse effect on the Company's revenues and, consequently, its results of operations.

The Company may be unable to protect its trademarks, which could diminish the value of its brand.

The Company's trademarks are important to its success and competitive position. The Company's major trademarks are *New York & Company*, *Lerner*, *Lerner New York*, *City Crepe*, *City Spa*, *City Stretch*, *New York Jeans* and *JasmineSola* and are protected in the United States and internationally. The Company engages in the following steps to protect and enforce its trademarks: file and prosecute trademark applications for registration in those countries where the marks are not yet registered; response to office actions and examining attorneys in those countries where the marks are not yet registered; maintenance of its trademark portfolio in the United States and foreign countries; filings of statements of use, renewal documents, assignments, change of name and address forms; policing of marks and third party infringements; initiation and defense of opposition and/or cancellation proceedings, including discovery and preparation of evidence; and litigation, including filing enforcement lawsuits against third party infringers. The Company is susceptible to others imitating the Company's products and infringing on the Company's intellectual property rights. Imitation or counterfeiting of the Company's products or other infringement of the Company's intellectual property rights could diminish the value of its brand or otherwise adversely affect its revenues. The actions the Company has taken to establish and protect its trademarks may not be adequate to prevent imitation of its products by others or to prevent others from seeking to invalidate its trademarks or block sales of its products as a violation of the trademarks and intellectual property rights of others. In addition, others may assert rights in, or ownership of, trademarks and other intellectual property rights of the Company or in marks that are similar to the Company's or marks that the Company licenses and/or markets and the Company may not be able to successfully resolve these types of conflicts to its satisfaction. In some cases, there may be trademark owners who have prior rights to the Company's marks because the laws of certain foreign countries may not protect intellectual property rights to the same extent as do the laws of the United States. In other cases, there may be holders who have prior rights to similar marks. Failure to protect the Company's trademarks could result in a material adverse effect on the Company's business.

The Company relies on its information systems infrastructure, which includes third party and internally developed software, and purchased or leased hardware that support the Company's information systems and various business processes. The Company's business, reputation and brand image could suffer if its infrastructure fails to perform as intended.

The Company relies on purchased or leased hardware and software licensed from third parties or internally developed in order to manage its business. The Company's ability to maintain and upgrade its information systems infrastructure is critical to the success of its business. This hardware and software may not continue to be available on commercially reasonable terms or at all. Any disruptions to the Company's infrastructure or loss of the right to use any of this hardware or software could affect the Company's operations, which could negatively affect the Company's business until corrected or until equivalent technology is either developed by the Company or, if available, is identified, obtained and integrated. In addition, the software underlying the Company's operations can contain undetected errors. The Company may be forced to modify its operations until such problems are corrected and, in some cases, may need to implement enhancements to correct errors that it does not detect. Problems with the software underlying the Company's operations could result in loss of revenue, unexpected expenses and capital costs, diversion of resources, loss of market share and damage to the Company's reputation which could adversely affect the Company's business, financial condition and results of operations.

Because the Company's brand is associated with all of its *New York & Company* merchandise in addition to its stores, the Company's success depends heavily on the value associated with its brand. If the value associated with the Company's brand were to diminish, the Company's sales could decrease, causing lower profits or losses.

The Company's success depends on the *New York & Company* brand and its value. The *New York & Company* name is integral to the Company's existing business, as well as to the implementation of its strategy for growing and expanding its business. The *New York & Company* brand could be adversely affected if the Company's public image or reputation were to be tarnished, which could result in a material adverse effect on the Company's business.

The Company may be unable to compete favorably in the highly competitive retail industry, and if it loses customers to its competitors, its sales could decrease causing a decrease in profits or losses.

The sale of apparel and accessories is highly competitive. Increased competition could result in price reductions, increased marketing expenditures and loss of market share; all of which could have a material adverse effect on the Company's financial condition and results of operations.

The Company competes for sales with a broad range of other retailers, including individual and chain fashion specialty stores and department stores. The Company's competitors include Ann Taylor LOFT™, Express™, The Gap™, JCPenney™, Kohl's™, Old Navy™ and Target™, among others. In addition to the traditional store-based retailers, the Company also competes with direct marketers that sell similar lines of merchandise and target customers through catalogs and e-commerce.

Some of the Company's competitors may have greater financial, marketing and other resources available to them. In many cases, the Company's competitors sell their products in stores that are located in the same shopping malls as the Company's stores. In addition to competing for sales, the Company competes for favorable site locations and lease terms in shopping malls.

The Company's marketing efforts rely upon the effective use of customer information. Restrictions on the availability or use of customer information could adversely affect the Company's marketing program, which could result in lost sales and a decrease in profits.

The Company uses its customer database to market to its customers. Any limitations imposed on the use of such consumer data, whether imposed by federal or state governments or business partners, could have an adverse effect on the Company's future marketing activity. In addition, to the extent the Company's security procedures and protection of customer information prove to be insufficient or inadequate, the Company may become subject to litigation, which could expose it to liability and cause damage to its reputation or brand.

The Company is subject to numerous regulations that could affect its operations. Changes in such regulations could affect its profitability and impact the operation of its business through delayed shipments of its goods, fines or penalties.

The Company is subject to federal and state minimum wage laws, as well as various business customs, truth-in-advertising, truth-in-lending and other laws, including consumer protection regulations and zoning and occupancy ordinances that regulate retailers generally and/or govern the importation, promotion and sale of merchandise, the use of the Company's proprietary credit cards and the operation of retail stores and warehouse facilities. Although the Company undertakes to monitor changes in these laws, if these laws change without the Company's knowledge, or are violated by the Company's employees, importers, buying agents, manufacturers or distributors, the Company could experience delays in shipments and receipt of goods or be subject to fines or other penalties under the controlling regulations, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

The covenants in the Company's credit facilities impose restrictions that may limit its operating and financial flexibility.

The Company's credit facilities contain a number of significant restrictions and covenants that limit its ability to:

- incur additional indebtedness;
- declare dividends, make distributions or redeem or repurchase capital stock, including the Company's common stock, or to make certain other restricted payments or investments;
- sell assets, including capital stock of restricted subsidiaries;
- agree to payment restrictions affecting the Company's restricted subsidiaries;
- consolidate, merge, sell or otherwise dispose of all or substantially all of the Company's assets;
- incur liens;
- alter the nature of the Company's business;
- enter into sale/leaseback transactions;
- conduct transactions with affiliates; or

- designate the Company's subsidiaries as unrestricted subsidiaries.

In addition, the Company's credit facilities include other and more restrictive covenants and prohibit it from prepaying its other indebtedness while indebtedness under its credit facilities is outstanding. The agreement governing the Company's credit facilities also requires it to achieve specified financial and operating results and maintain compliance with specified financial ratios. The Company's ability to comply with these ratios may be affected by events beyond the Company's control.

The restrictions contained in the agreement governing the Company's credit facilities could:

- limit the Company's ability to plan for or react to market conditions or meet capital needs or otherwise restrict its activities or business plans; and
- adversely affect the Company's ability to finance its operations, strategic acquisitions, investments or other capital needs or to engage in other business activities that would be in the Company's interest.

A breach of any of these restrictive covenants or the Company's inability to comply with the required financial ratios could result in a default under the agreement governing its credit facilities. If a default occurs, the lenders under the credit facilities may elect to declare all borrowings outstanding, together with accrued interest and other fees, to be immediately due and payable.

The lenders also have the right in these circumstances to terminate any commitments they have to provide further borrowings. If the Company is unable to repay outstanding borrowings when due, the lenders under the credit facilities also have the right to proceed against the collateral, including the Company's available cash, granted to them to secure the indebtedness.

The Company is a "controlled company," and the interests in its business of its controlling stockholders may be different from yours.

Pursuant to a stockholders agreement among certain stockholders of the Company, Bear Stearns Merchant Banking is able to, subject to applicable law, designate a majority of the members of the Board of Directors of the Company and control actions to be taken by the Company and its Board of Directors, including amendments to the Company's restated certificate of incorporation and amended and restated bylaws and approval of significant corporate transactions, including mergers and sales of substantially all of the Company's assets. The directors so elected will have the authority, subject to the terms of the Company's indebtedness and the rules and regulations of the New York Stock Exchange, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions. Because Bear Stearns Merchant Banking owns more than 50% of the voting power of the Company, the Company is considered a "controlled company" for the purposes of the New York Stock Exchange listing requirements. As such, the Company is permitted to, and has opted out of, the New York Stock Exchange corporate governance requirements that its Board of Directors, its Compensation Committee and its Nomination and Governance Committee meet the standard of independence established by those corporate governance requirements. As a result, the Company's Board of Directors and those committees may have more directors who do not meet the New York Stock Exchange independence standards than they would if those independence standards were to apply. The New York Stock Exchange independence standards are intended to ensure that directors who meet the independence standard are free of any conflicting interest that could influence their actions as directors. Four of the Company's directors are employees of the merchant banking group of Bear, Stearns & Co. Inc. and manage the investments of Bear Stearns Merchant Banking, the Company's largest stockholder. It is possible that the interests of Bear Stearns Merchant Banking may in some circumstances conflict with the Company's interests and the interests of its other stockholders.

Provisions in the Company's restated certificate of incorporation and Delaware law may delay or prevent the Company's acquisition by a third party.

The Company's restated certificate of incorporation contains a "blank check" preferred stock provision. Blank check preferred stock enables the Company's Board of Directors, without stockholders approval, to designate and issue additional series of preferred stock with such dividend, liquidation, conversion, voting or other rights, including the right to issue convertible securities with no limitation on conversion, as the Company's Board of Directors may determine, including rights to dividends and proceeds in a liquidation that are senior to the common stock.

These provisions may make it more difficult or expensive for a third party to acquire a majority of the Company's outstanding voting common stock. The Company is also subject to certain provisions of Delaware law which could delay, deter or prevent the Company from entering into a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in the Company's stockholders receiving a premium over the market price for their stock.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

All of the Company's stores, encompassing approximately 4.2 million total gross square feet as of February 3, 2007, are leased under operating leases. The typical store lease is for a ten-year term and requires the Company to pay real estate taxes, common area maintenance charges, utilities and other landlord charges. The Company also leases approximately 185,083 square feet of space at its headquarters located at 450 West 33rd Street, New York, New York under a lease which expires in 2015. Additionally, the Company owns a parcel of land located in Brooklyn, New York on which it operates one of its leased stores.

Item 3. Legal Proceedings

There are various claims, lawsuits and pending actions against the Company arising in the normal course of the Company's business. It is the opinion of management that the ultimate resolution of these matters will not have a material effect on the Company's financial condition, results of operations or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the quarter ended February 3, 2007.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock has been listed and publicly traded on the New York Stock Exchange under the symbol "NWY" since October 7, 2004. The number of holders of record of common stock at March 30, 2007 was 182. The following table sets forth the high and low sale prices for the common stock on the New York Stock Exchange for the periods indicated:

	Market Price	
	High	Low
Fiscal Year 2006		
Fourth quarter	$15.57	$11.88
Third quarter	$14.32	$ 9.81
Second quarter	$17.55	$ 9.41
First quarter	$19.50	$13.36
Fiscal Year 2005		
Fourth quarter	$22.63	$12.75
Third quarter	$23.50	$11.78
Second quarter	$24.28	$17.80
First quarter	$20.85	$16.35

The Company has not declared or paid any dividends on its common stock since the acquisition of the Company by Bear Stearns Merchant Banking in November 2002. The Company currently expects to retain future earnings, if any, for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future. The Company's ability to pay dividends on its common stock is limited by the covenants of its amended and restated credit facilities and may be further restricted by the terms of any of its future debt or preferred securities.

Performance Graph

The following graph shows a quarterly comparison of the cumulative total return on a $100 investment in the Company's common stock, the Standard & Poor's SmallCap 600 Index and the Standard & Poor's SmallCap 600 Apparel Retail Index. The cumulative total return for New York & Company, Inc. common stock assumes an initial investment of $100 in the common stock of the Company on October 7, 2004, which was the Company's first day of trading on the New York Stock Exchange after its initial public offering. The cumulative total return for the Standard & Poor's SmallCap 600 Index and the Standard & Poor's SmallCap 600 Apparel Retail Index assumes an initial investment of $100 on September 30, 2004. The comparison also assumes the reinvestment of any dividends.



DOLLARS
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100
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40
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10/7/04
10/30/04
1/29/05
4/30/05
7/30/05
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1/28/06
4/29/06
7/29/06
10/28/06
2/3/07
New York & Company, Inc.
S & P Smallcap 600
S & P SmallCap 600 Apparel Retail

Item 6. Selected Financial Data

The following table sets forth selected consolidated financial data for Lerner Holding for the periods presented prior to the acquisition of Lerner Holding by Bear Stearns Merchant Banking from Limited Brands on November 27, 2002 and consolidated financial data for New York & Company, Inc. and its subsidiaries for each of the periods presented after such acquisition. The consolidated financial data for the 53-week fiscal year ended February 3, 2007, referred to as "fiscal year 2006," the 52-week fiscal year ended January 28, 2006, referred to as "fiscal year 2005," the 52-week fiscal year ended January 29, 2005, referred to as "fiscal year 2004," the 52-week fiscal year ended January 31, 2004, referred to as "fiscal year 2003," and the period from November 27, 2002 to February 1, 2003, referred to as "successor 2002," have been derived from the audited consolidated financial statements of New York & Company, Inc. and its subsidiaries. The consolidated financial data for the period from February 3, 2002 to November 26, 2002, referred to as "predecessor 2002," has been derived from the audited consolidated financial statements for Lerner Holding.

The selected consolidated financial data should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and the notes thereto.

(amounts in thousands, except per share data)	Fiscal Year 2006 (53-weeks)	Fiscal Year 2005 (52-weeks)	Fiscal Year 2004 (52-weeks)	Fiscal Year 2003 (52-weeks)	Successor 2002	Predecessor 2002
Statements of income data:						
Net sales	$1,193,193	$1,130,544	$1,040,028	$961,780	$225,321	$706,512
Cost of goods sold, buying and occupancy costs(1)	818,344	764,042	682,939	673,896	182,167	516,230
Gross profit	374,849	366,502	357,089	287,884	43,154	190,282
Selling, general and administrative expenses	296,666	262,441	262,201	232,379	42,986	191,091
Operating income (loss)	78,183	104,061	94,888	55,505	168	(809)
Interest expense (income), net	1,664	5,726	9,256	10,728	2,016	(5)
Accrued dividends—redeemable preferred stock(2)	—	—	2,703	—	—	—
Loss on modification and extinguishment of debt(3)	—	933	2,034	1,194	—	—
Loss on derivative instrument(4)	—	—	29,398	—	—	—
Income (loss) before income taxes	76,519	97,402	51,497	43,583	(1,848)	(804)
Provision (benefit) for income taxes	30,349	38,914	34,059	18,557	(758)	(189)
Net income (loss)	46,170	58,488	17,438	25,026	(1,090)	(615)
Accrued dividends—redeemable preferred stock(2)	—	—	—	8,363	1,419	—
Net income (loss) available for common stockholders	$ 46,170	$ 58,488	$ 17,438	$ 16,663	$ (2,509)	$ (615)
Net earnings (loss) per share of common stock:						
Basic	$ 0.82	$ 1.08	$ 0.37	$ 0.38	$ (0.06)	$ (0.01)
Diluted	$ 0.77	$ 1.02	$ 0.33	$ 0.31	$ (0.06)	$ (0.01)
Weighted average shares outstanding:						
Basic shares of common stock	56,072	53,923	47,323	43,761	43,760	43,760
Diluted shares of common stock	60,031	57,316	52,726	53,792	43,760	43,760

(amounts in thousands)	Fiscal Year 2006	Fiscal Year 2005	Fiscal Year 2004	Fiscal Year 2003	Successor 2002	Predecessor 2002
Balance sheet data (at period end):						
Cash and cash equivalents	$ 68,064	$ 57,436	$ 85,161	$ 98,798	$ 79,824	$ 4,248
Working capital	69,964	47,701	83,105	93,693	84,596	89,959
Total assets	469,799	406,275	330,188	292,409	288,571	267,462
Total debt(4)................	31,500	37,500	75,000	82,500	95,029	—
Redeemable preferred stock(4)	—	—	—	69,697	61,419	—
Stockholders' equity (deficit)(4) .	$240,799	$179,050	$103,283	$ 13,022	$ (3,751)	$152,615

(1) In connection with the acquisition of Lerner Holding from Limited Brands in November 2002 and the application of purchase accounting, the Company recorded inventory at partial fair value, resulting in an increase of $34.5 million in the acquired cost basis of inventory. Cost of goods sold, buying and occupancy costs include $5.7 million and $28.8 million of costs associated with the sell through of the fair value increase in fiscal year 2003 and successor 2002, respectively.

(2) In May 2003, SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150") was issued. This Statement establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement was effective for financial instruments entered into or modified after May 31, 2003 and otherwise was effective for the first interim period beginning after June 15, 2003. In accordance with SFAS 150, the Company adopted this Statement in February 2004 by recording accrued dividends-redeemable preferred stock as an expense in the consolidated statement of income and as a liability in the consolidated balance sheet.

(3) In fiscal year 2005, unamortized deferred financing costs of $0.9 million were written-off in connection with the prepayment of the $75.0 million March 16, 2004 term loan. In fiscal year 2004, $0.4 million of unamortized deferred financing costs were written-off in connection with the early repayment of the 10% subordinated note and $1.7 million of unamortized deferred financing costs were written-off in connection with the prepayment of the $75.0 million May 19, 2004 term loan. Refer to footnote 4 below. In fiscal year 2003, $1.2 million represents an early repayment termination fee of $0.2 million and a $0.6 million write-off of unamortized deferred financing costs associated with the early repayment of the Company's $20.0 million subordinated notes in addition to the write-off of $0.4 million of unamortized deferred financing costs associated with an amendment of the credit facility in 2003.

(4) On March 16, 2004, the Company amended and restated its credit facility to include a three-year $75.0 million term loan ("March 16, 2004 term loan"). The Company used $75.0 million of term loan proceeds, together with $32.2 million of cash on-hand, to repay the $75.0 million principal amount, 10% subordinated note, plus $10.0 million of accrued interest; repurchase from LFAS, Inc., an affiliate of Limited Brands, the common stock warrant for $20.0 million plus a contingent obligation; and pay $2.2 million of fees and expenses associated with these transactions. The Company measured the fair value of the contingent obligation ("derivative instrument") on March 16, 2004 and reported $16.3 million as a reduction of stockholders' equity and a liability on the consolidated balance sheet. During fiscal year 2004, the Company remeasured the fair value of the contingent obligation, which resulted in a charge to earnings of $29.4 million. On May 19, 2004, the Company entered into a new credit facility comprised of a five-year $75.0 million junior secured term loan ("May 19, 2004 term loan"). The Company used the $75.0 million loan proceeds to purchase substantially all of the Company's outstanding Series A preferred stock for $72.4 million, which included $62.5 million aggregate principal amount and $12.5 million accrued and unpaid dividends, and is presented net of $2.6 million of promissory notes receivable and $0.2 million of common stock subscription receivable.

Additionally, cash on-hand was used to pay $1.9 million of fees and expenses related to these transactions. On October 13, 2004, the Company used approximately $75.2 million of the net proceeds received from the initial public offering to repay the $75.0 million May 19, 2004 term loan, plus accrued and unpaid interest of approximately $0.2 million.

On January 4, 2006, the Company's credit facilities were further amended to include: (i) an additional $37.5 million term loan facility maturing on March 17, 2009 bearing interest at the Eurodollar rate plus 2.50%, (ii) an extension of the term of the Company's existing $90.0 million revolving credit facility to March 17, 2009, and (iii) a reduction of certain interest rates under the revolver by as much as 50 basis points, depending upon the Company's financial performance. Using the $37.5 million of proceeds from the January 4, 2006 term loan plus cash on-hand, the Company prepaid in full the $75.0 million March 16, 2004 term loan, which was bearing interest at the Eurodollar rate plus 5.00%, and $0.5 million in fees related to the refinancing. The Company recorded a $0.9 million charge in January 2006 related to the write-off of unamortized deferred financing fees associated with the Company's March 16, 2004 term loan.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and other sections of this Annual Report on Form 10-K are forward-looking statements intended to qualify for safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified by terms and phrases such as "anticipate," "believe," "intend," "estimate," "expect," "continue," "could," "may," "plan," "project," "predict" and similar expressions and include references to assumptions that the Company believes are reasonable and relate to its future prospects, developments and business strategies. Factors that could cause the Company's actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to those discussed under the headings "Item 1A. Risk Factors" and "Item 7A. Quantitative and Qualitative Disclosures About Market Risk" in this Annual Report on Form 10-K and:

- the Company's ability to open and operate stores successfully;
- seasonal fluctuations in the Company's business;
- the Company's ability to anticipate and respond to fashion trends and launch new product lines successfully;
- general economic conditions, consumer confidence and spending patterns;
- the Company's dependence on mall traffic for its sales;
- the susceptibility of the Company's business to extreme and/or unseasonable weather conditions;
- the Company's ability to retain and recruit key personnel;
- the Company's reliance on third parties to manage some aspects of its business;
- changes in the cost of raw materials, distribution services or labor, including federal and state minimum wage rates;
- the Company's reliance on foreign sources of production;
- the potential impact of natural disasters and health concerns relating to outbreaks of widespread diseases, particularly on manufacturing operations of the Company's vendors;
- the ability of the Company's manufacturers to manufacture and deliver products in a timely manner while meeting its quality standards;
- the Company's ability to successfully integrate acquired businesses into its existing business;
- the Company's reliance on manufacturers to maintain ethical business practices;
- the Company's ability to protect its trademarks and other intellectual property rights;
- the Company's ability to maintain, and its reliance on, its information systems infrastructure;
- the Company's dependence on the success of its brand;
- competition in the Company's market, including promotional and pricing competition;
- the Company's reliance on the effective use of customer information;
- the effects of government regulation; and
- the control of the Company by its sponsors.

The Company undertakes no obligation to revise the forward-looking statements included in this Annual Report on Form 10-K to reflect any future events or circumstances.

The purpose of this section is to discuss and analyze the Company's consolidated financial condition, liquidity and capital resources, and results of operations. The following discussion should be read in conjunction with the Company's consolidated financial statements and the notes thereto.

Overview

The Company is a leading specialty retailer of fashion-oriented, moderately-priced women's apparel. The Company designs and sources its proprietary branded *New York & Company* merchandise sold exclusively through its national network of New York & Company retail stores and, beginning in November 2006, on-line at www.nyandcompany.com. The target customers for the Company's *New York & Company* merchandise are fashion-conscious, value-sensitive women between the ages of 25 and 45. On July 19, 2005, the Company acquired JasmineSola, a Boston-based, privately held women's retailer of upscale and contemporary apparel, footwear and accessories sold through its chain of *JasmineSola* branded retail stores. As of February 3, 2007, the Company operated 560 retail stores in 44 states, including 24 JasmineSola stores.

The Company's fiscal year is a 52 or 53 week year that ends on the Saturday closest to January 31. The 53-week year ended February 3, 2007 and the 52-week years ended January 28, 2006 and January 29, 2005 are referred to herein as "fiscal year 2006," "fiscal year 2005" and "fiscal year 2004," respectively.

Net sales for fiscal year 2006 increased 5.5% to $1,193.2 million, as compared to $1,130.5 million for fiscal year 2005. Comparable store sales decreased 2.6% for the 52-week period ended January 27, 2007, as compared to a comparable store sales increase of 3.2% for the 52-week fiscal year ended January 28, 2006. Net sales per average selling square foot for fiscal year 2006 increased 3.4% to $363, as compared to $351 for fiscal year 2005. Net income in fiscal year 2006 decreased to $46.2 million, or $0.77 per diluted share, compared to $58.5 million, or $1.02 per diluted share, in fiscal year 2005. For a discussion of the more significant factors impacting these results, see "Results of Operations" below.

Capital spending for fiscal year 2006 was $83.0 million, as compared to $81.1 million for fiscal year 2005. The $83.0 million of capital spending represents $72.0 million related to the construction of new stores and the remodeling of existing stores and $11.0 million related to non-store capital projects, which principally represent information technology enhancements. During fiscal year 2006, the Company successfully opened 61 new stores, including nine JasmineSola stores, closed 20 stores, and completed 35 remodels, ending the period operating 560 stores in 44 states, as compared to 519 stores as of January 28, 2006. Total selling square footage as of February 3, 2007 was 3.313 million, compared to 3.254 million as of January 28, 2006.

The Company's balance sheet at February 3, 2007 included $68.1 million in cash and $70.0 million of working capital, as compared to $57.4 million in cash and $47.7 million of working capital at January 28, 2006. At February 3, 2007, the Company's inventory was $110.1 million, as compared to $109.7 million of inventory at January 28, 2006.

Earlier this year the Company signed a three year agreement with Accretive Commerce for integrated e-commerce operations. Under the agreement, Accretive Commerce provides an end-to-end suite of direct commerce services, including integration of a new e-commerce platform (in alliance with Art Technology Group, Inc.), order management, order fulfillment, customer care, and channel management services. In November 2006, the Company began selling merchandise through its e-commerce internet site at www.nyandcompany.com.

The Company's business is impacted by economic conditions which affect the level of consumer spending on the merchandise the Company offers. These economic factors include interest rates, economic growth, wage rates, unemployment levels, energy prices, consumer confidence and consumer spending, among others. Consumer preferences and economic conditions may change from time to time in the markets in which the Company operates and may negatively impact the Company's net sales and profitability. In fiscal year 2006, fiscal year 2005 and fiscal year 2004, the Company did not experience any material impact as a result of these factors. The Company recognizes that changes to federal and state minimum wage guidelines may result in an increase in disposable income for consumers, which may lead to an increase in net sales for the Company. However, the Company expects to experience an increase in payroll costs caused by the increases in federal and state minimum wage rates, which it estimates will reduce fiscal year 2007 earnings by approximately $0.03 per diluted share. As economic conditions change, there can be no assurance that future trends and fluctuations in economic factors will not have a material adverse effect on the Company's financial condition and results of operations. The Company's strategy is to focus on its customers, current fashion trends, merchandise testing, value pricing and responsive inventory management to enable it to react quickly to changes as they occur.

General

Net Sales. Net sales consist of sales from comparable and non-comparable stores and the Company's e-commerce website. A store is included in the comparable store sales calculation after it has completed 13 full fiscal months of operation from the store's original opening date or once it has been reopened after remodeling. Non-comparable store sales include stores which have not completed 13 full fiscal months of operations, sales from closed stores, and sales from stores closed or in temporary locations during periods of remodeling. In addition, in a year with 53 weeks, sales in the last week of the year are not included in determining comparable store sales. Net sales from the sale of merchandise at the Company's stores are recognized when the customer takes possession of the merchandise and the purchases are paid for, primarily with either cash or credit card. Net sales from the sale of merchandise on the Company's e- commerce website are recognized when the merchandise is shipped to the customer and the purchases are paid for. A reserve is provided for projected merchandise returns based on prior experience.

The Company issues gift cards which do not contain provisions for expiration or inactivity fees. The portion of the dollar value of gift cards that ultimately is not used by customers to make purchases is known as breakage. The Company estimates gift card breakage and records such amount as revenue as gift cards are redeemed. The Company's estimate of gift card breakage is based on analysis of historical redemption patterns as well as the remaining balance of gift cards for which the Company believes the likelihood of redemption to be remote.

Cost of Goods Sold, Buying and Occupancy Costs. Cost of goods sold, buying and occupancy costs is comprised of direct inventory costs for merchandise sold, distribution, payroll and related costs for design, sourcing, production, merchandising, planning and allocation personnel, and store occupancy and related costs, including, subsequent to fiscal year 2005, occupancy costs incurred during a period of construction prior to store opening.

Gross Profit. Gross profit represents net sales less cost of goods sold, buying and occupancy costs.

Selling, General and Administrative Expenses. Selling, general and administrative expenses include selling, store management and corporate expenses, including payroll and employee benefits, employment taxes, management information systems, marketing, insurance, legal, store pre-opening and other corporate level expenses. Store pre-opening expenses include store level payroll, grand opening event marketing, travel, supplies and other store opening expenses.

Results of Operations

The following tables summarize the Company's results of operations for fiscal year 2006, fiscal year 2005 and fiscal year 2004 as a percentage of net sales as well as certain store operating data.

	Fiscal Year 2006	Fiscal Year 2005	Fiscal Year 2004
		(as % of net sales)	
Net sales	100.0%	100.0%	100.0%
Cost of goods sold, buying and occupancy costs	68.6%	67.6%	65.7%
Gross profit	31.4%	32.4%	34.3%
Selling, general and administrative expenses	24.8%	23.2%	25.2%
Operating income	6.6%	9.2%	9.1%
Interest expense, net	0.1%	0.5%	0.9%
Accrued dividends-redeemable preferred stock	—%	—%	0.3%
Loss on modification and extinguishment of debt	—%	0.1%	0.2%
Loss on derivative instrument	—%	—%	2.8%
Income before income taxes	6.5%	8.6%	4.9%
Provision for income taxes	2.6%	3.4%	3.2%
Net income	3.9%	5.2%	1.7%

	Fiscal Year 2006	Fiscal Year 2005	Fiscal Year 2004
	(amounts in thousands, except square foot data)		
Selected operating data:			
Total net sales growth	5.5%	8.7%	8.1%
Comparable store sales (decrease) increase	(2.6)%	3.2%	7.2%
Net sales per average selling square foot(1)	$ 363	$ 351	$ 320
Net sales per average store(2)	$2,210	$2,270	$2,203
Average selling square footage per store(3)	5,917	6,271	6,701

(1) Net sales per average selling square foot is defined as net sales divided by the average of beginning and end of period selling square feet.

(2) Net sales per average store is defined as net sales divided by the average of beginning and end of period number of stores.

(3) Average selling square footage per store is defined as end of period selling square feet divided by end of period number of stores.

	Fiscal Year 2006		Fiscal Year 2005		Fiscal Year 2004	
	Store Count	Selling Square Feet	Store Count	Selling Square Feet	Store Count	Selling Square Feet
Stores open, beginning of period	519	3,254,465	476	3,189,770	468	3,318,466
New stores	61	271,760	46	203,302	26	115,487
Acquired stores	—	—	14	38,760	—	—
Closed stores	(20)	(138,861)	(17)	(125,422)	(18)	(131,253)
Net impact of remodeled stores on selling square feet	—	(73,927)	—	(51,945)	—	(112,930)
Stores open, end of period	560	3,313,437	519	3,254,465	476	3,189,770

Fiscal Year 2006 Compared to Fiscal Year 2005

Net Sales. Net sales during fiscal year 2006 increased 5.5% to $1,193.2 million, as compared to $1,130.5 million during fiscal year 2005. The increase is attributable to a $90.9 million increase in non-comparable store sales, primarily driven by new stores and acquired JasmineSola stores, which entered the comparable store sales base in September 2006, plus net sales of $15.8 million for the 53rd week of fiscal year 2006. The increase in non-comparable store sales was partially offset by a $28.2 million, or 2.6%, decrease in comparable store sales for the 52-weeks ended January 27, 2007 as compared to the 52-weeks ended January 28, 2006. In the comparable store base, the average dollar sale per transaction increased 0.7%, while transactions per average store declined 3.3%, as compared to last year.

Gross Profit. Gross profit increased $8.3 million to $374.8 million, or 31.4% of net sales, during fiscal year 2006, as compared to $366.5 million, or 32.4% of net sales, during fiscal year 2005. The decrease in gross profit as a percentage of net sales during fiscal year 2006 is primarily attributable to the decrease in comparable store sales, an increase in buying and occupancy costs and a reduction in merchandise margins during the first and second quarters, partially offset by improved merchandise margins during the third and fourth quarters. Buying and occupancy costs increased as a percentage of net sales primarily due to increases in real estate costs related to the impact of new and remodeled stores combined with additional rental expense recognized during the construction period for new stores beginning in February 2006, with the adoption of FSP No. FAS 13-1, "Accounting for Rental Costs Incurred during a Construction Period."

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $34.2 million to $296.7 million, or 24.8% of net sales, during fiscal year 2006, as compared to $262.4 million, or 23.2% of net sales, during fiscal year 2005. As a percentage of net sales, selling, general and administrative expenses increased for fiscal year 2006, as compared to fiscal year 2005, due in large part to a decrease in comparable store sales and an increase in store selling expenses. Contributing to the increase in selling, general and administrative expenses to a lesser extent was an increase in incentive compensation expense resulting from the improvement in operating income during the third and fourth quarters of fiscal year 2006, as compared to third and fourth quarter of fiscal year 2005. In addition, the Company incurred $2.4 million of charges during fiscal year 2006 in connection with its litigation with the previous owner of JasmineSola.

Operating Income. For the reasons discussed above, operating income decreased $25.9 million to $78.2 million, or 6.6% of net sales, during fiscal year 2006, as compared to $104.1 million, or 9.2% of net sales, during fiscal year 2005.

Interest Expense, Net. Net interest expense decreased $4.1 million to $1.7 million during fiscal year 2006, as compared to $5.7 million during fiscal year 2005. The decrease in net interest expense is due to a reduction in borrowings and interest rates obtained through the Company's prepayment of a $75.0 million term loan on January 4, 2006 using proceeds from a new $37.5 million term loan facility plus cash on-hand.

Loss on Modification and Extinguishment of Debt. On January 4, 2006, the Company entered into a new $37.5 million term loan and used such proceeds plus cash on-hand to prepay the $75.0 million March 16, 2004 term loan, which resulted in a $0.9 million charge in fiscal year 2005 associated with the write-off of unamortized deferred financing costs. The Company incurred no such charges during fiscal year 2006.

Provision for Income Taxes. The effective tax rate during fiscal year 2006 was 39.7%, as compared to 40.0% during fiscal year 2005.

Net Income. For the reasons discussed above, net income decreased $12.3 million to $46.2 million, or 3.9% of net sales, for fiscal year 2006, from $58.5 million, or 5.2% of net sales, for fiscal year 2005.

Fiscal Year 2005 Compared to Fiscal Year 2004

Net Sales. Net sales during fiscal year 2005 increased 8.7% to $1,130.5 million, as compared to $1,040.0 million during fiscal year 2004. The increase is attributable to a $31.6 million, or 3.2%, increase in comparable store sales and a $58.9 million increase in non-comparable store sales. In the comparable store base, average dollar sale per transaction increased 3.3%, while transactions per average store declined 0.1%, as compared to last year. The increase in non-comparable store sales during fiscal year 2005 was primarily driven by new stores and sales from the JasmineSola stores acquired on July 19, 2005.

Gross Profit. Gross profit increased $9.4 million to $366.5 million, or 32.4% of net sales, during fiscal year 2005, as compared to $357.1 million, or 34.3% of net sales, during fiscal year 2004. The decrease in gross profit as a percentage of net sales is primarily due to lower merchandise margins in the third quarter of fiscal year 2005 as a result of increased cancellations and markdowns on fall merchandise. Buying and occupancy costs increased in fiscal year 2005, primarily due to new stores, lease renewals and increased depreciation expense; however, as a percentage of net sales, buying and occupancy costs declined as compared to last year.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $0.2 million to $262.4 million, or 23.2% of net sales, during fiscal year 2005, as compared to $262.2 million, or 25.2% of net sales, during fiscal year 2004. Fiscal year 2004 included charges of $6.4 million related to the terminated advisory services agreement with Bear Stearns Merchant Manager II, LLC and $4.3 million related to a one-time grant of stock options to certain key executives. Since the termination of the advisory services agreement in October 2004, the Company no longer incurs such fees. Also contributing to the decrease in selling, general and administrative expenses as a percent of net sales is a reduction in incentive compensation expense as compared to last year. These reductions in selling, general and administrative expenses during fiscal year 2005 were partially offset by an increase in store selling expenses, as compared to last year, which is attributable to new stores. As a percentage of net sales, store selling expenses declined as compared to last year.

Operating Income. For the reasons discussed above, operating income increased $9.2 million to $104.1 million, or 9.2% of net sales, during fiscal year 2005, as compared to $94.9 million, or 9.1% of net sales, during fiscal year 2004.

Interest Expense, Net. Net interest expense decreased $3.5 million to $5.7 million during fiscal year 2005, as compared to $9.3 million during fiscal year 2004. The decrease in net interest expense is primarily due to fluctuations in borrowings and reduction in interest rates resulting from the Company's refinancing activities on March 16, 2004 and May 19, 2004 and the repayment of the May 19, 2004 term loan in connection with the Company's initial public offering.

Accrued Dividends—Redeemable Preferred Stock. On May 19, 2004, the Company redeemed substantially all of its Series A redeemable preferred stock. Immediately prior to the effectiveness of the Company's initial public offering, the remaining one outstanding share of the Company's Series A redeemable preferred stock was canceled.

Loss on Modification and Extinguishment of Debt. On January 4, 2006, the Company entered into a new $37.5 million term loan and used such proceeds plus cash on-hand to prepay the $75.0 million March 16, 2004 term loan, which resulted in a $0.9 million charge associated with the write-off of unamortized deferred financing costs.

On March 16, 2004, the Company repaid its $75.0 million, 10% subordinated note with proceeds from its credit facilities, which resulted in a $0.4 million charge associated with the write-off of unamortized deferred financing costs. On October 13, 2004, using approximately $75.0 million of the proceeds from the

Company's initial public offering, the Company prepaid the May 19, 2004 term loan, which resulted in a $1.7 million charge associated with the write-off of unamortized deferred financing costs.

Loss on Derivative Instrument. In connection with the repurchase of the common stock warrant on March 16, 2004 from LFAS, Inc., the Company entered into an agreement with LFAS, Inc. that required it to pay LFAS, Inc. an amount based on the implied equity value of the Company upon a sale of the Company or the consummation of a public offering. The Company measured the fair value of the contingent payment on March 16, 2004 and reported $16.3 million as a reduction to stockholders' equity and as a current liability. During fiscal year 2004, the Company remeasured the fair value of the derivative instrument, which resulted in a charge to earnings of $29.4 million, or 2.8% of net sales. In connection with the consummation of the Company's initial public offering, the Company paid off its obligation to LFAS, Inc. in the amount of $45.7 million and, therefore, did not incur any such charges in fiscal year 2005.

Provision for Income Taxes. The effective tax rate during fiscal year 2005 was 40.0%, as compared to 66.1% during fiscal year 2004. The higher rate incurred in the prior fiscal year was a direct result of non-deductible amounts primarily relating to the loss on derivative instrument of $29.4 million and accrued dividends—redeemable preferred stock of $2.7 million. The Company incurred no such non-deductible expenses during fiscal year 2005, which resulted in a lower effective tax rate.

Net Income. For the reasons discussed above, net income increased $41.1 million to $58.5 million, or 5.2% of net sales, for fiscal year 2005, from $17.4 million, or 1.7% of net sales, for fiscal year 2004.

Non-GAAP Financial Measure

The Company has provided a non-GAAP financial measure to adjust net income for fiscal year 2006, fiscal year 2005 and fiscal year 2004. This information reflects, on a non-GAAP adjusted basis, the Company's net income before interest expense, net; provision for income taxes; and depreciation and amortization ("EBITDA"). The calculation for EBITDA is provided to enhance the user's understanding of the Company's operating results. EBITDA is provided because management believes it is an important measure of financial performance commonly used to determine the value of companies and to define standards for borrowing from institutional lenders. The non-GAAP financial information should be considered in addition to, not as an alternative to, net income, as an indicator of the Company's operating performance, and cash flows from operating activities, as a measure of the Company's liquidity, as determined in accordance with accounting principles generally accepted in the United States. The Company may calculate EBITDA differently than other companies.

Reconciliation of Net Income to EBITDA

	Fiscal Year 2006		Fiscal Year 2005		Fiscal Year 2004	
	Amounts in thousands	As a % of net sales	Amounts in thousands	As a % of net sales	Amounts in thousands	As a % of net sales
Net income	$ 46,170	3.9%	$ 58,488	5.2%	$17,438	1.7%
Add back:						
Interest expense, net	1,664	0.1%	5,726	0.5%	9,256	0.9%
Provision for income taxes	30,349	2.6%	38,914	3.4%	34,059	3.2%
Depreciation and amortization	32,487	2.7%	25,230	2.2%	20,683	2.0%
EBITDA	$110,670	9.3%	$128,358	11.3%	$81,436	7.8%

Quarterly Results and Seasonality

The Company views the retail apparel market as having two principal selling seasons: spring (first and second quarter) and fall (third and fourth quarter). The Company's business experiences seasonal fluctuations in net sales and operating income, with a significant portion of its operating income typically realized during its fourth quarter, and to a lesser extent its first quarter. The following table sets forth the percentage of fiscal year net sales, operating income and net income that was realized in each quarter of the last two fiscal years.

	Fiscal Year 2006 Quarter ended				Fiscal Year 2005 Quarter ended			
(as a % of fiscal year)	April 29, 2006	July 29, 2006	October 28, 2006	February 3, 2007	April 30, 2005	July 30, 2005	October 29, 2005	January 28, 2006
Net sales	22.4%	22.2%	22.7%	32.7%	23.9%	22.5%	22.5%	31.1%
Operating income	13.6%	14.5%	21.2%	50.7%	35.9%	20.9%	8.3%	34.9%
Net income	13.1%	14.1%	20.8%	52.0%	36.7%	21.0%	7.1%	35.2%

Any decrease in sales or margins during either of the principal selling seasons in any given year could have a disproportionate effect on the Company's financial condition and results of operations. Seasonal fluctuations also affect inventory levels. The Company must carry a significant amount of inventory, especially before the holiday season selling period.

The following tables set forth the Company's quarterly consolidated statements of income data for the last eight fiscal quarters and such information expressed as a percentage of net sales. This unaudited quarterly information has been prepared on the same basis as the annual audited financial statements appearing elsewhere in this Annual Report on Form 10-K and includes all necessary adjustments, consisting only of normal recurring adjustments, that the Company considers necessary to present fairly the financial information for the quarters presented.

	Fiscal Year 2006				Fiscal Year 2005			
	Quarter ended				Quarter ended			
Statements of Income data	April 29, 2006	July 29, 2006	October 28, 2006	February 3, 2007	April 30, 2005	July 30, 2005	October 29, 2005	January 28, 2006
	(Amounts in thousands, except per share data)							
Net sales	$267,137	$264,858	$270,922	$390,276	$269,975	$254,581	$254,388	$351,600
Gross profit	$ 79,103	$ 75,581	$ 89,926	$130,239	$ 98,310	$ 82,018	$ 74,492	$111,682
Operating income	$ 10,619	$ 11,381	$ 16,544	$ 39,639	$ 37,384	$ 21,740	$ 8,662	$ 36,275
Net income	$ 6,057	$ 6,499	$ 9,593	$ 24,021	$ 21,480	$ 12,250	$ 4,154	$ 20,604
Net earnings per share of common stock:								
Basic	$ 0.11	$ 0.12	$ 0.17	$ 0.42	$ 0.40	$ 0.23	$ 0.08	$ 0.38
Diluted	$ 0.10	$ 0.11	$ 0.16	$ 0.40	$ 0.38	$ 0.21	$ 0.07	$ 0.36
Weighted average shares outstanding:								
Basic shares of common stock	55,226	55,656	56,381	57,023	53,340	53,654	54,297	54,400
Diluted shares of common stock	59,744	59,852	59,963	60,566	56,673	57,197	57,675	57,717

	Fiscal Year 2006				Fiscal Year 2005			
	Quarter ended				Quarter ended			
(as a % of net sales)	April 29, 2006	July 29, 2006	October 28, 2006	February 3, 2007	April 30, 2005	July 30, 2005	October 29, 2005	January 28, 2006
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	29.6%	28.5%	33.2%	33.4%	36.4%	32.2%	29.3%	31.8%
Operating income	4.0%	4.3%	6.1%	10.2%	13.9%	8.5%	3.4%	10.3%
Net income	2.3%	2.5%	3.5%	6.2%	8.0%	4.8%	1.6%	5.9%

Liquidity and Capital Resources

The Company's primary uses of cash are to fund working capital, operating expenses, debt service and capital expenditures related primarily to the construction of new stores, remodeling of existing stores and development of the Company's information systems infrastructure. Historically, the Company has financed these requirements from internally generated cash flow. The Company intends to fund its ongoing capital and working capital requirements, as well as debt service obligations, primarily through cash flows from operations, supplemented by borrowings under its credit facilities, if needed. The Company is in compliance with all debt covenants.

On March 16, 2004, the Company repurchased the common stock warrant from LFAS, Inc. for $20.0 million in cash and a $16.3 million contingent obligation, which was reported as a reduction to stockholders' equity and as a current liability on the consolidated balance sheet. Subsequently, the Company remeasured the value of the contingent obligation, which resulted in a charge to earnings of $29.4 million for fiscal year 2004 and is reported as a loss on derivative instrument on the consolidated statement of income. On the consolidated statement of cash flows and in the discussion below, the $20.0 million cash payment and the $16.3 million initial fair value of the contingent obligation on

March 16, 2004 are reported as a reduction of cash flow from financing activities while the $29.4 million loss on derivative instrument is reported as a reduction of cash flow from operating activities.

(Amounts in thousands)	February 3, 2007	January 28, 2006	January 29, 2005
Cash and cash equivalents	$68,064	$57,436	$85,161
Working capital	$69,964	$47,701	$83,105

(Amounts in thousands)	Fiscal Year 2006	Fiscal Year 2005	Fiscal Year 2004
Net cash provided by operating activities	$ 83,983	$ 108,430	$ 54,293
Net cash used in investing activities	$(82,951)	$(102,741)	$(54,301)
Net cash provided by (used in) financing activities	$ 9,596	$ (33,414)	$(13,629)

Operating Activities

Net cash provided by operating activities was $84.0 million during fiscal year 2006, as compared to net cash provided by operating activities of $108.4 million during fiscal year 2005. The decrease in net cash provided by operating activities during fiscal year 2006, as compared to fiscal year 2005, is primarily related to a decrease in net income and changes in accounts receivable, prepaid expenses, accounts payable and other assets and liabilities, partially offset by changes in inventory, accrued expenses, income taxes payable, and deferred rent. Cash provided by deferred rent primarily consists of unamortized landlord allowances related to the Company's store expansion and remodel programs.

Net cash provided by operating activities was $108.4 million during fiscal year 2005, as compared to net cash provided by operating activities of $54.3 million during fiscal year 2004. The increase in net cash provided by operating activities during fiscal year 2005, as compared to the same period last year, is primarily related to an increase in net income and changes in accounts receivable, inventory, prepaid expenses, accrued expenses, income taxes payable, deferred rent and other assets and liabilities, partially offset by a change in accounts payable. Cash provided by deferred rent consists primarily of unamortized landlord allowances related to the Company's store expansion and remodel programs.

Net income in fiscal year 2004 includes a $29.4 million loss on derivative instrument, which reflects the mark-to-market of the contingent obligation to LFAS, Inc. incurred on March 16, 2004 in connection with the repurchase of the common stock warrant. The obligation to LFAS, Inc. was paid on October 13, 2004 using proceeds from the Company's initial public offering plus cash on-hand. The Company's obligations to LFAS, Inc. have been fully satisfied.

Investing Activities

Net cash used in investing activities was $83.0 million, $102.7 million and $54.3 million during fiscal year 2006, fiscal year 2005 and fiscal year 2004, respectively. Cash used in investing activities during fiscal year 2006 was primarily related to the construction of 61 new stores and the remodeling of 35 existing stores.

The increase in net cash used in investing activities during fiscal year 2005, as compared to fiscal year 2004, is due to the acquisition of JasmineSola and increased capital expenditures related to the construction of 46 new stores and the remodeling of 41 existing stores during fiscal year 2005, as compared to 26 new stores and 40 remodeled stores in fiscal year 2004.

Financing Activities

Net cash provided by financing activities was $9.6 million during fiscal year 2006, as compared to net cash used in financing activities of $33.4 million during fiscal year 2005. Net cash provided by financing activities for fiscal year 2006 consisted of the following: proceeds of $2.3 million from the public offering of common stock, consummated on January 31, 2006; the payment of $0.4 million in fees and expenses related to the offering; quarterly payments against the $37.5 million January 4, 2006 term loan totaling $6.0 million; and $13.7 million of proceeds from the exercise of stock options and the related tax benefit to the Company. Net cash used in financing activities for fiscal year 2005 consisted of the following: proceeds of $37.5 million from the term loan entered into on January 4, 2006; the repayment of the $75.0 million March 16, 2004 term loan; the repayment of $1.3 million in debt acquired in the acquisition of JasmineSola; the payment of $0.5 million in fees and expenses related to these transactions; and $5.9 million of proceeds from the exercise of stock options and the related tax benefit to the Company.

Net cash used in financing activities was $33.4 million during fiscal year 2005, as compared to net cash used in financing activities of $13.6 million during fiscal year 2004. Net cash used in financing activities for fiscal year 2005 is explained in the preceding paragraph. Net cash used in financing activities during fiscal year 2004 consisted of the following: net proceeds of $105.4 million from the Company's initial public offering; proceeds of $75.0 million from the March 16, 2004 term loan; proceeds of $75.0 million from the May 19, 2004 term loan; the repayment of a $75.0 million, 10% subordinated note, plus accrued and unpaid interest; the payment of $36.3 million to repurchase the common stock warrant from LFAS, Inc.; the payment of $72.4 million to redeem substantially all of the Company's outstanding Series A preferred stock; the repayment of the $75.0 million May 19, 2004 term loan; and the payment of $7.1 million in fees and expenses related to these transactions.

Credit Facilities and Long-Term Debt

On January 4, 2006, the Company's credit facilities were amended to include: (i) an additional $37.5 million term loan facility maturing on March 17, 2009 bearing interest at the Eurodollar rate plus 2.50%, (ii) an extension of the term of the Company's existing $90.0 million revolving credit facility to March 17, 2009 (contains a sub-facility available for the issuance of letters of credit of up to $75.0 million), and (iii) a reduction of certain interest rates under the revolver by as much as 50 basis points, depending upon the Company's financial performance. Using the $37.5 million of proceeds from the January 4, 2006 term loan plus $38.0 million of cash on-hand, the Company prepaid in full the $75.0 million March 16, 2004 term loan, which was bearing interest at the Eurodollar rate plus 5.00%, and $0.5 million in fees related to the refinancing. In connection with the prepayment of the March 16, 2004 term loan, $0.9 million of unamortized deferred financing costs were written-off in the fourth quarter of fiscal year 2005.

As of February 3, 2007, the Company had availability under its revolving credit facility of $52.1 million, net of letters of credit outstanding of $8.9 million, as compared to availability of $40.7 million, net of letters of credit outstanding of $9.7 million, as of January 28, 2006.

The revolving loans under the credit facilities bear interest, at the Company's option, either at a floating rate equal to the Eurodollar rate plus a margin of between 1.00% and 2.00% per year, depending upon the Company's financial performance, or the Prime rate. The Company pays the lenders under the revolving credit facility a monthly fee on outstanding letters of credit at a rate of between 1.00% and 1.50% per year, depending upon its financial performance, plus a monthly fee on a proportion of the unused commitments under that facility at a rate of between 0.25% and 0.50% per year, depending upon its financial performance. The term loan bears interest at a floating rate equal to the Eurodollar rate plus 2.50% per year. If any default were to exist under the revolving credit facility and for so long as such default were to continue, at the option of the agent or lenders, interest on the revolving loans may increase to 4.00% per year above the Eurodollar rate for Eurodollar rate loans and 2.00% per year above the Prime rate for all Prime rate loans, and interest on the term loan may increase to the Eurodollar rate plus 4.50% per year.

The Company's credit facilities contain certain covenants, including restrictions on the Company's ability to pay dividends on its common stock, incur additional indebtedness and to prepay, redeem or repurchase other debt. Subject to such restrictions, the Company may incur more debt for working capital, capital expenditures, acquisitions and for other purposes. The terms of the Company's credit facilities also subject it to certain maintenance covenants in the event its borrowing availability under its revolving credit facility, plus cash on-hand, falls below $40.0 million. These covenants include maintaining a minimum trailing twelve-month EBITDA (as defined in the Company's amended and restated credit agreement) and a maximum leverage ratio. This ratio and the calculation of EBITDA under the Company's amended and restated credit agreement are not necessarily comparable to other similarly titled ratios and measurements of other companies due to inconsistencies in the method of calculation. In addition, in the event that the Company's borrowing availability under its revolving credit facility, plus cash on-hand, falls below $50.0 million and the Company fails to maintain a minimum trailing twelve-month EBITDA (as defined in its amended and restated credit agreement), then the outstanding principal amount of the $37.5 million term loan must be prepaid down to $25.0 million, subject to certain restrictions. The Company is currently in compliance with the financial covenants referred to above.

The lenders have been granted a pledge of the common stock of Lerner Holding and certain of its subsidiaries, and a first priority security interest in substantially all other tangible and intangible assets of New York & Company, Inc. and certain of its subsidiaries, as collateral for the Company's obligations under the credit facilities. In addition, New York & Company, Inc. and certain of its subsidiaries have fully and unconditionally guaranteed the credit facilities, and such guarantees are joint and several.

Preferred Stock

In connection with the acquisition of Lerner Holding from Limited Brands, the Company issued shares of $0.01 par value, non-voting, Series A redeemable preferred stock, which accrued dividends at 12.5% per annum. On May 19, 2004, all but one share of the preferred stock was repurchased and accrued and unpaid dividends were paid with proceeds from the May 19, 2004 term loan. The remaining one share of preferred stock was canceled immediately prior to the consummation of the Company's initial public offering.

Cash Requirements

The Company believes that cash flows from operations, its current cash balance and funds available under its credit facilities will be sufficient to meet its working capital needs and planned capital expenditures through fiscal year 2007.

Off-Balance Sheet Arrangements

The Company does not have off-balance sheet arrangements.

Contractual Obligations

The following table summarizes the Company's contractual obligations as of February 3, 2007:

		Payments Due by Period			
	Total obligations	Less than one year	One to three years	Three to five years	More than five years
	(Amounts in thousands)				
Long-term debt(1)	$ 31,500	$ 6,000	$ 25,500	$ —	$ —
Operating leases(2)	748,715	97,598	180,804	166,622	303,691
Purchase obligations(3)	108,678	108,678	—	—	—
Total contractual obligations	$888,893	$212,276	$206,304	$166,622	$303,691

(1) Does not include any scheduled interest payments.

(2) Represents future minimum lease payments, under non-cancelable leases as of February 3, 2007. The minimum lease payments do not include common area maintenance ("CAM") charges, real estate

taxes or other landlord charges, which are also contractual obligations under store and office operating leases. In many of the Company's leases, CAM charges are not fixed and can fluctuate from year to year. During fiscal year 2006, CAM charges and real estate taxes were $59.1 million and other landlord charges were $6.1 million.

(3) Represents purchase orders for merchandise and store construction commitments not yet received or recorded on the consolidated balance sheet.

Commercial Commitments

The following table summarizes the Company's commercial commitments as of February 3, 2007:

		Amount of Commitment Per Period(2)			
	Total obligations	Less than one year	One to three years	Three to five years	More than five years
	(Amounts in thousands)				
Trade letters of credit outstanding(1)	$ —	$ —	$—	$—	$—
Standby letters of credit(1)	8,910	8,910	—	—	—
Total commercial commitments	$8,910	$8,910	$—	$—	$—

(1) Issued under its revolving credit facility. At February 3, 2007, there were no outstanding trade letters of credit or borrowings under this facility.

(2) Excludes purchase orders for merchandise and supplies in the normal course of business.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that impact the amounts reported on the Company's consolidated financial statements and related notes. On an ongoing basis, management evaluates its estimates and judgments, including those related to inventories, long-lived assets, goodwill and other intangible assets. Management bases its estimate and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ materially from these judgments. Management believes the following estimates and assumptions are most significant to reporting the Company's results of operations and financial position.

Inventory Valuation. Inventories are principally valued at the lower of average cost or market, on a weighted average cost basis, using the retail method. The Company records a charge to cost of goods sold, buying and occupancy costs for all inventory on-hand when a permanent retail price reduction is reflected in its stores. In addition, management makes estimates and judgments regarding, among other things, initial markup, markdowns, future demand and market conditions, all of which significantly impact the ending inventory valuation. If actual future demand or market conditions are different than those projected by management, future period merchandise margin rates may be unfavorably or favorably affected. Other significant estimates related to inventory include shrink and obsolete and excess inventory which are also based on historical results and management's operating projections.

Impairment of Long-Lived Assets. The Company evaluates long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). Long-lived assets are evaluated for recoverability in accordance with SFAS 144 whenever events or changes in circumstances indicate that an asset may have been impaired. In evaluating an asset for recoverability, the Company estimates the future cash flow expected to result from the use of the asset and eventual disposition. If the sum of the expected future undiscounted cash flow is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair value of the asset, is recognized. An impairment loss could have a material adverse impact on the Company's financial condition and results of operations. The Company's evaluations for fiscal year 2006, fiscal year 2005 and fiscal year 2004 resulted in no material asset impairment charge.

Goodwill and Other Intangible Assets. SFAS No. 142, "Goodwill and Other Intangible Assets," prohibits the amortization of goodwill and intangible assets with indefinite lives. The Company's intangible assets relate primarily to the *New York & Company* trademarks, the *JasmineSola* trademarks and goodwill associated with the acquisition of JasmineSola on July 19, 2005. The trademarks were initially valued using the "relief from royalty method" and were determined to have indefinite lives by an independent appraiser. Goodwill represents the excess of the purchase price over the fair value of the net assets acquired.

The Company tests for impairment of goodwill and other intangible assets at least annually in the fourth quarter, or more frequently if events or circumstances indicate that the asset may be impaired, by comparing the fair value with the carrying amount for each individual asset. Goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is to identify a potential impairment by comparing the fair value of a reporting unit with its carrying amount, including the goodwill assigned to the reporting unit. The estimate of fair value of a reporting unit is determined using a discounted cash flow model. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not deemed to be impaired and the second step of the impairment test is not performed. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. In other words, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.

The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. The estimates of fair value of intangible assets not subject to amortization, specifically trademarks, are determined using the "relief from royalty method." If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

The calculation of estimated fair values used in the evaluation of goodwill and other intangible assets requires estimates of future cash flows, growth rates, discount rates and other variables, that are based on management's historical experience, knowledge, and market data. If actual experience differs materially from management's estimates, impairment charges may be required. Management's estimates may be affected by factors such as those outlined in "Item 1A. Risk Factors." An impairment loss could have a material adverse impact on the Company's results of operations. The Company's fiscal year 2006, fiscal year 2005 and fiscal year 2004 impairment tests did not result in any impairment.

Income Taxes. Income taxes are calculated in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the use of the liability method. Deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Inherent in the measurement of deferred balances are certain judgments and interpretations of enacted tax laws and published guidance with respect to applicability to the Company's operations. At February 3, 2007 and January 28, 2006, no valuation allowance has been provided for deferred tax assets because management believes that it is more likely than not that the full amount of the net deferred tax assets will be realized in the future.

Adoption of New Accounting Standards

In October 2005, the Financial Accounting Standards Board ("FASB") issued FSP No. FAS 13-1, "Accounting for Rental Costs Incurred during a Construction Period." The FSP concluded that rental costs associated with ground or building operating leases that are incurred during a construction period should be recognized as rental expense. The rental costs should be included in income from continuing operations. The guidance does not change application of the maximum guarantee test in EITF Issue No. 97-10, "The Effect of Lessee Involvement in Asset Construction." The guidance in this FSP shall be applied in the first reporting period beginning after December 15, 2005. Retrospective application in accordance with FASB Statement No. 154, "Accounting Changes and Error Corrections," is permitted but not required; as such, the Company adopted the provisions of the FSP beginning in fiscal year 2006 and is applying them prospectively. The adoption of this pronouncement resulted in $3.1 million of additional rent expense recognized during the construction periods for stores in fiscal year 2006, resulting in an after-tax charge to earnings of $1.9 million, or $0.03 per diluted share.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109." This Interpretation clarifies the accounting for uncertain tax positions recognized in a company's financial statements in accordance with the provisions of FASB Statement No. 109, "Accounting for Income Taxes." This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting in interim periods, disclosure, and transition. The Interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of this Interpretation will have on its financial position and results of operations.

In June 2006, the FASB ratified the consensuses of EITF Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement" ("EITF No. 06-3"), which discusses the presentation of sales taxes in the income statement on either a gross or net basis. Taxes within the scope of EITF No. 06-3 include any taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer and may include, but are not limited to, sales taxes, use taxes, value-added taxes, and some excise taxes. The EITF concluded that the presentation of these taxes on either a gross (included in revenues and costs) or a net (excluded from revenues) basis is an accounting policy decision that should be disclosed. For any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statements. EITF No. 06-3 is effective for interim and annual periods beginning after December 15, 2006. The Company's accounting policy is to present the taxes within the scope of EITF No. 06-3 on a net basis. The adoption of EITF No. 06-3 will not result in a change to the Company's accounting policy and, accordingly, will not have a material effect on the Company's financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 establishes a common definition for fair value to be applied to US GAAP guidance requiring the use of fair value, establishes a framework for measuring fair value, and expands the disclosure about such fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of this Statement will have on its financial position and results of operations.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB statements No. 87, 88, 106, and 132(R)" ("SFAS No. 158"). SFAS No. 158 requires recognition of the overfunded or underfunded status of defined benefit postretirement plans as an asset or liability in the statement of financial position and requires companies to recognize changes in that funded status in comprehensive income in the year in which the changes occur. SFAS No. 158 also requires measurement of the funded status of a plan as of the date of the statement of financial position. SFAS No. 158 is effective for recognition of the funded status of benefit plans for fiscal years ending after December 15, 2006 and is effective for the measurement date provisions for fiscal years ending after December 15, 2008. The adoption of the recognition provisions of this Statement at February 3, 2007 did not have an impact on the Company's financial position and results of operations. As a result of the Company's pension plan's projected benefit obligation equaling its accumulated benefit obligation, the Company is required under both the previous Standard and SFAS No. 158 to record a liability for the underfunded status of the plan and recognize any change in the funded status of the plan in comprehensive income in the year the change occurs. The Company does not anticipate that the adoption of the measurement date provisions of this Statement will have a material impact on its financial position and results of operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rates. The Company's market risks relate primarily to changes in interest rates. The Company's credit facilities carry floating interest rates that are tied to the Eurodollar rate and the Prime rate and therefore, the consolidated statements of income and the consolidated statements of cash flows will be exposed to changes in interest rates. A 1.0% interest rate increase would increase interest expenses by approximately $0.3 million annually. The Company historically has not engaged in interest rate hedging activities.

Currency Exchange Rates. The Company historically has not been exposed to currency exchange rate risks with respect to inventory purchases as such expenditures have been, and continue to be, denominated in U.S. Dollars. The Company purchases some of its inventory from suppliers in China, for which the Company pays U.S. Dollars. Since July 2005, China has been slowly increasing the value of the Chinese Yuan, which is now linked to a basket of world-currencies. If the exchange rate of the Chinese Yuan to the U.S. Dollar continues to increase, the Company may experience fluctuations in the cost of inventory purchased from China and the Company would adjust its supply chain accordingly.

Item 8. Financial Statements and Supplementary Data

The financial statements and schedule included in Part IV, "Item 15. Exhibits and Financial Statement Schedules" of this Annual Report on Form 10-K are incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Evaluation of disclosure controls and procedures

The Company carried out an evaluation, as of February 3, 2007, under the supervision and with the participation of the Company's management, including the Company's Principal Executive Officer and Principal Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures are effective in ensuring that all information required to be filed in this Annual Report on Form 10-K was (i) recorded, processed, summarized and reported within the time period specified in the Securities and Exchange Commission's rules and forms (ii) and that the disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its Principal Executive and Principal Financial Officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Report of management on internal control over financial reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a—15(f) and 15d—15(f) under the Securities Exchange Act of 1934, as amended. The Company's internal control over financial reporting is a process designed to provide reasonable assurance to the Company's management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements in accordance with accounting principles generally accepted in the United States.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of February 3, 2007. In making this assessment, management used the criteria established in the *Internal Control—Integrated Framework* report issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria").

Based upon management's assessment and the COSO criteria, management believes that the Company maintained effective internal control over financial reporting as of February 3, 2007.

The Company's independent auditors, Ernst & Young LLP, a registered public accounting firm, have audited and reported on the consolidated financial statements of the Company, management's assessment of the effectiveness of the Company's internal control over financial reporting and the effectiveness of the Company's internal control over financial reporting. The reports of the independent auditors appear on page 48 herein and expressed unqualified opinions on the consolidated financial statements, management's assessment of the effectiveness of the Company's internal control over financial reporting and the effectiveness of the Company's internal control over financial reporting.

(c) Changes in internal control over financial reporting

There has been no change in the Company's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13a-15 or 15d-15 that occurred during the Company's last fiscal quarter (the Company's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item is incorporated herein by reference from the Company's Proxy Statement for the Annual Meeting of Stockholders to be held June 27, 2007.

On July 18, 2006, the Company filed with the New York Stock Exchange ("NYSE") the Annual CEO Certification regarding the Company's compliance with the NYSE's corporate governance listing standards as required by Section 303A-12(a) of the NYSE Listed Company Manual. In addition, the Company has filed as exhibits to this annual report on Form 10-K and to the annual report on Form 10-K for the year ended January 28, 2006, the applicable certifications of its Chief Executive Officer and its Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002, regarding the quality of the Company's public disclosures.

Item 11. Executive Compensation

The information required by this Item is incorporated herein by reference from the Company's Proxy Statement for the Annual Meeting of Stockholders to be held June 27, 2007.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated herein by reference from the Company's Proxy Statement for the Annual Meeting of Stockholders to be held June 27, 2007.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Transition Services Agreement

The Company continues to use the services of Limited Brands and its business units, Limited Logistics Services and IPS, under the transition services agreement for the Company's distribution, transportation and delivery and compliance support services needs.

On April 19, 2006, the Company and Limited Brands amended the transition services agreement to extend the notification period required to exit the agreement. Under the amended agreement, these services will terminate upon the earliest of the following: (i) 24 months from the date that Limited Brands notifies the Company that Limited Brands wishes to terminate the services; (ii) 24 months from the date that the Company notifies Limited Brands that the Company wishes to terminate the services; (iii) 60 days after the Company has given notice to Limited Brands that Limited Brands has failed to perform any material obligations under the agreement and such failure shall be continuing; (iv) 30 days after Limited Brands has given notice to the Company that the Company has failed to perform any material obligations under the agreement and such failure shall be continuing; (v) within 75 days of receipt of the annual proposed changes to the agreement schedules which outline the cost methodologies and estimated costs of the services for the coming year, if such proposed changes would result in a significant increase in the amount of service costs that the Company would be obligated to pay; (vi) 15 months after a change of control of the Company, at the option of Limited Brands; or (vii) upon reasonable notice under the prevailing circumstances by the Company to Limited Brands after a disruption of services due to force majeure that cannot be remedied or restored within a reasonable period of time.

The Company believes that these services are provided at a competitive price and the Company anticipates continuing to use Limited Brands for these services. If termination of these logistics and related services under the transition service agreement results in excess logistics and related service labor for Limited Brands, the Company will be liable for 50% of severance related costs of such labor, up to a maximum of $0.5 million.

Additional information required by this Item is incorporated herein by reference from the Company's Proxy Statement for the Annual Meeting of Stockholders to be held June 27, 2007.

Item 14. Principal Accounting Fees and Services

The information required by this Item is incorporated herein by reference from the Company's Proxy Statement for the Annual Meeting of Stockholders to be held June 27, 2007.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) List of documents filed as part of this Annual Report:

1. The following consolidated financial statements of the Company are filed as part of this Annual Report:

   - Reports of Independent Registered Public Accounting Firm;
   - Consolidated Statements of Income;
   - Consolidated Balance Sheets;
   - Consolidated Statements of Cash Flows;
   - Consolidated Statements of Stockholders' Equity; and
   - Notes to Consolidated Financial Statements.

2. Financial Statement Schedule II Valuation and Qualifying Accounts

Fiscal Year	Reserve Description	Balance at beginning of period	Additions Charged to Operations	Deductions	Balance at end of period
		(Amounts in thousands)			
2004	Sales Return Reserve	$2,075	$45,359	$45,364	$2,070
2005	Sales Return Reserve	$2,070	$43,252	$43,209	$2,113
2006	Sales Return Reserve	$2,113	$41,438	$41,578	$1,973

3. Exhibits

Exhibit No.	Description
3.1	Restated Certificate of Incorporation.†
3.2	Amended and Restated Bylaws.†
9.1	Stockholders Agreement by and among New York & Company, Inc. and the stockholders party thereto, dated August 25, 2004.**
9.2	Amendment No. 4 to Stockholders Agreement by and among New York & Company, Inc. and the stockholders party thereto, dated May 22, 2006.
9.3	Amendment No. 5 to Stockholders Agreement by and among New York & Company, Inc. and the stockholders party thereto, dated August 16, 2006. +
10.1	Second Amended and Restated Employment Agreement between New York & Company, Inc. and Richard P. Crystal, dated August 25, 2004.**
10.2	Second Amended and Restated Employment Agreement between New York & Company, Inc. and Ronald W. Ristau, dated August 25, 2004.**
10.3	Employment Letter, dated as of March 13, 2006, between New York & Company, Inc. and Robert J. Luzzi. ††
10.4	Employment Letter, dated as of March 13, 2006, between New York & Company, Inc. and Sandra Brooslin Viviano. ††

10.5	Employment Letter, dated as of March 13, 2006, between New York & Company, Inc. and John DeWolf. ††
10.6	Amendment No.1 to Employment Letter, dated as of March 13, 2006, between New York & Company, Inc. and Robert J. Luzzi, as amended December 22, 2006.
10.7	Amendment No.1 to Employment Letter, dated as of March 13, 2006, between New York & Company, Inc. and Sandra Brooslin Viviano, as amended December 22, 2006.
10.8	Amendment No.1 to Employment Letter, dated as of March 13, 2006 between New York & Company, Inc. and John DeWolf, as amended December 22, 2006.
10.9	Transition Services Agreement by and between Lerner New York Holding, Inc. and Limited Brands, Inc., dated as of November 27, 2002.*
10.10	Amendment to Transition Services Agreement, dated as of November 27, 2002, between Lerner New York Holding, Inc.; New York & Company, Inc. as successor-in-interest to NY & Co. Group, Inc. and Limited Brands, Inc., as amended on April 19, 2006. †††
10.11	Amended and Restated Loan and Security Agreement by and among Lerner New York, Inc., Lernco, Inc., Congress Financial Corporation, Wachovia Bank, N.A., the CIT Group/Business Credit, Inc. and the other Lenders named therein, dated March 16, 2004.*
10.12	First Amendment to Amended and Restated Loan and Security Agreement by and among Lerner New York, Inc., Lernco, Inc., Congress Financial Corporation, the CIT Group/Business Credit Inc. and the other Lenders named therein, dated as of May 19, 2004.**
10.13	Second Amendment to Amended and Restated Loan and Security Agreement by and among Lerner New York, Inc., Lernco, Inc., Congress Financial Corporation, the CIT Group/Business Credit Inc. and the other Lenders named therein, dated as of December 17, 2004.†
10.14	Third Amendment to Amended and Restated Loan and Security Agreement by and among Lerner New York, Inc., Lernco, Inc., Congress Financial Corporation, the CIT Group/Business Credit Inc. and the other Lenders named therein, dated as of July 19, 2005.***
10.15	Fourth Amendment to Amended and Restated Loan and Security Agreement by and among Lerner New York, Inc., Lernco, Inc., Wachovia Bank, National Association (successor by merger to Congress Financial Corporation), the CIT Group/Business Credit Inc. and the other Lenders named therein, dated as of January 4, 2006. ††
10.16	Form of Amended and Restated 2002 Stock Option Plan that became effective immediately prior to the consummation of the Company's initial public offering.**
10.17	New York & Company, Inc. 2006 Long-Term Incentive Plan approved by the Company's Board of Directors and Stockholders on May 3, 2006 and June 21, 2006, respectively. ++
21.1	Subsidiaries of the Registrant. ††
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
31.1	Certification by the Chairman, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 6, 2007.
31.2	Certification by the Chief Operating Officer and Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 6, 2007.
32.1	Written Statement of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley act of 2002, dated April 6, 2007.

† Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2005, as filed with the SEC on April 19, 2005.

†† Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2006, as filed with the SEC on April 7, 2006.

††† Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended April 29, 2006.

* Incorporated by reference from Amendment No. 1 to the Company's Registration Statement on Form S-1 as filed with the SEC on July 9, 2004.

** Incorporated by reference from Amendment No. 3 to the Company's Registration Statement on Form S-1 as filed with the SEC on September 14, 2004.

*** Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended July 30, 2005.

+ Incorporated by reference from the Company's Current Report on Form 8-K filed on August 17, 2006.

++ Incorporated by reference from the Company's 2006 Proxy Statement.

(b) The exhibits listed in the Exhibit Index attached hereto are filed as part of this Annual Report on Form 10-K and are incorporated herein by reference.

(c) Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 6, 2007.

NEW YORK & COMPANY, INC.
(Registrant)

/s/ RONALD W. RISTAU
Ronald W. Ristau
Chief Operating Officer and
Chief Financial Officer
(Principal financial officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated.

Signature	Title	Date
/s/ RICHARD P. CRYSTAL Richard P. Crystal	Chairman, President and Chief Executive Officer (Principal executive officer)	April 6, 2007
/s/ RONALD W. RISTAU Ronald W. Ristau	Chief Operating Officer and Chief Financial Officer (Principal financial officer)	April 6, 2007
/s/ SHEAMUS G. TOAL Sheamus G. Toal	Vice President, Controller & Treasurer (Principal accounting officer)	April 6, 2007
/s/ BODIL M. ARLANDER Bodil M. Arlander	Director	April 6, 2007
/s/ PHILIP M. CARPENTER III Philip M. Carpenter III	Director	April 6, 2007
/s/ M. KATHERINE DWYER M. Katherine Dwyer	Director	April 6, 2007
/s/ DAVID H. EDWAB David H. Edwab	Director	April 6, 2007
/s/ JOHN D. HOWARD John D. Howard	Director	April 6, 2007
/s/ LOUIS LIPSCHITZ Louis Lipschitz	Director	April 6, 2007
/s/ EDWARD W. MONEYPENNY Edward W. Moneypenny	Director	April 6, 2007
/s/ RICHARD L. PERKAL Richard L. Perkal	Director	April 6, 2007
/s/ ARTHUR E. REINER Arthur E. Reiner	Director	April 6, 2007
/s/ PAMELA GRUNDER SHEIFFER Pamela Grunder Sheiffer	Director	April 6, 2007

New York & Company, Inc. and Subsidiaries

Consolidated Financial Statements

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

The Stockholders and Directors of New York & Company, Inc.

We have audited management's assessment, included in the accompanying Report of Management on Internal Control over Financial Reporting, that New York & Company, Inc. maintained effective internal control over financial reporting as of February 3, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). New York & Company, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that New York & Company, Inc. maintained effective internal control over financial reporting as of February 3, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, New York & Company, Inc. maintained, in all material respects, effective internal control over financial reporting as of February 3, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of New York & Company, Inc. and subsidiaries as of February 3, 2007 and January 28, 2006; the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended February 3, 2007; and the schedule listed in Item 15(a)(2) of the Company's Form 10-K for the year ended February 3, 2007, and our report dated March 22, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, New York
March 22, 2007

Report of Independent Registered Public Accounting Firm

The Stockholders and Directors of New York & Company, Inc.

We have audited the accompanying consolidated balance sheets of New York & Company, Inc. and subsidiaries (the "Company") as of February 3, 2007 and January 28, 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended February 3, 2007. Our audits also included the financial statement schedule listed in the index at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of New York & Company, Inc. and subsidiaries at February 3, 2007 and January 28, 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 3, 2007, in conformity with generally accepted accounting principles in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of New York & Company, Inc.'s internal control over financial reporting as of February 3, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 22, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, New York
March 22, 2007

New York & Company, Inc. and Subsidiaries

Consolidated Statements of Income

	Fiscal year ended February 3, 2007 (53-weeks)	Fiscal year ended January 28, 2006 (52-weeks)	Fiscal year ended January 29, 2005 (52-weeks)
	(Amounts in thousands, except per share amounts)		
Net sales	$1,193,193	$1,130,544	$1,040,028
Cost of goods sold, buying and occupancy costs	818,344	764,042	682,939
Gross profit	374,849	366,502	357,089
Selling, general and administrative expenses	296,666	262,441	262,201
Operating income	78,183	104,061	94,888
Interest expense, net of interest income of $1,416, $1,687 and $832, respectively	1,664	5,726	9,256
Accrued dividends-redeemable preferred stock	—	—	2,703
Loss on modification and extinguishment of debt	—	933	2,034
Loss on derivative instrument	—	—	29,398
Income before income taxes	76,519	97,402	51,497
Provision for income taxes	30,349	38,914	34,059
Net income	$ 46,170	$ 58,488	$ 17,438
Basic earnings per share	$ 0.82	$ 1.08	$ 0.37
Diluted earnings per share	$ 0.77	$ 1.02	$ 0.33
Weighted average shares outstanding:			
Basic shares of common stock	56,072	53,923	47,323
Diluted shares of common stock	60,031	57,316	52,726

See accompanying notes.

New York & Company, Inc. and Subsidiaries

Consolidated Balance Sheets

	February 3, 2007	January 28, 2006
	(Amounts in thousands, except per share amounts)	
Assets		
Current assets:		
Cash and cash equivalents	$ 68,064	$ 57,436
Accounts receivable	14,270	15,581
Inventories, net	110,088	109,656
Prepaid expenses	20,351	18,770
Other current assets	2,089	1,515
Total current assets	214,862	202,958
Property and equipment, net	210,163	159,388
Goodwill	11,088	9,649
Intangible assets	32,053	32,053
Other assets	1,633	2,227
Total assets	$469,799	$406,275
Liabilities and stockholders' equity		
Current liabilities:		
Current portion—long-term debt	$ 6,000	$ 6,000
Accounts payable	66,631	90,980
Accrued expenses	61,982	55,261
Income taxes payable	6,391	—
Deferred income taxes	3,894	3,016
Total current liabilities	144,898	155,257
Long-term debt, net of current portion	25,500	31,500
Deferred income taxes	2,990	4,723
Deferred rent	55,254	35,114
Other liabilities	358	631
Total liabilities	229,000	227,225
Commitments and contingencies	—	—
Stockholders' equity:		
Common stock, voting, par value $0.001; 300,000 shares authorized; 57,538 and 54,629 shares issued and outstanding at February 3, 2007 and January 28, 2006, respectively	57	55
Additional paid-in capital	141,804	126,490
Retained earnings	99,144	52,974
Accumulated other comprehensive loss	(206)	(469)
Total stockholders' equity	240,799	179,050
Total liabilities and stockholders' equity	$469,799	$406,275

See accompanying notes.

New York & Company, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Fiscal year ended February 3, 2007 (53-weeks)	Fiscal year ended January 28, 2006 (52-weeks)	Fiscal year ended January 29, 2005 (52-weeks)
	(Amounts in thousands)		
Operating activities			
Net income	$ 46,170	$ 58,488	$ 17,438
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	32,487	25,230	20,683
Amortization of deferred financing costs	277	1,023	1,270
Write-off of unamortized deferred financing costs	—	933	2,034
Share-based compensation expense	1,665	1,155	5,914
Deferred income taxes	(855)	(747)	10,930
Changes in operating assets and liabilities:			
Accounts receivable	(984)	(217)	(2,203)
Inventories, net	(432)	(12,490)	(15,159)
Prepaid expenses	(1,581)	(874)	(2,967)
Accounts payable	(24,349)	14,921	26,274
Accrued expenses	7,071	3,049	(1,689)
Income taxes payable	6,391	—	(10,118)
Deferred rent	20,140	18,419	9,784
Other assets and liabilities	(2,017)	(460)	(7,898)
Net cash provided by operating activities	83,983	108,430	54,293
Investing activities			
Acquisition of Jasmine Company, Inc., net of cash acquired	—	(21,626)	—
Capital expenditures	(82,951)	(81,115)	(54,301)
Net cash used in investing activities	(82,951)	(102,741)	(54,301)
Financing activities			
Net proceeds from public offerings	2,295	—	105,400
Payment of offering costs related to public offerings	(439)	—	(3,071)
Proceeds from issuance of debt	—	37,500	150,000
Repayment of debt	(6,000)	(76,327)	(157,500)
Payment of financing costs	—	(481)	(4,046)
Redemption of Series A preferred stock	—	—	(69,696)
Repurchase of common stock warrant	—	—	(36,271)
Proceeds from exercise of stock options	1,209	274	196
Excess tax benefit from exercise of stock options	12,531	5,620	1,310
Proceeds from stock subscription receivable	—	—	222
Purchase of treasury stock	—	—	(173)
Net cash provided by (used in) financing activities	9,596	(33,414)	(13,629)
Net increase (decrease) in cash and cash equivalents	10,628	(27,725)	(13,637)
Cash and cash equivalents at beginning of period	57,436	85,161	98,798
Cash and cash equivalents at end of period	$ 68,064	$ 57,436	$ 85,161
Cash paid during the period for interest	$ 2,873	$ 6,609	$ 9,827
Cash paid during the period for taxes	$ 11,130	$ 33,031	$ 35,672
Supplemental disclosure of non-cash financing activities			
Issuance of common stock for the acquisition of Jasmine Company, Inc.	$ —	$ 8,050	$ —

See accompanying notes.

New York & Company, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity

	Common Stock		Treasury Stock		Additional Paid-in Capital	Stock Subscriptions	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total
	Shares	Amount	Shares	Amount					
Balance at January 31, 2004	45,620	$46	—	$ —	$ 216	$(222)	$ 12,982	$ —	$ 13,022
Initial public offering, net of commissions and discounts	6,667	7	—	—	105,393	—	—	—	105,400
Payment of fees related to the initial public offering	—	—	—	—	(3,071)	—	—	—	(3,071)
Purchase of treasury stock	—	—	(54)	(173)	—	—	—	—	(173)
Stock options exercised	996	—	54	173	23	—	—	—	196
Excess tax benefit from exercise of stock options	—	—	—	—	1,310	—	—	—	1,310
Share-based compensation expense	—	—	—	—	5,914	—	—	—	5,914
Payment of stock subscription receivable	—	—	—	—	—	222	—	—	222
Repurchase of common stock warrant	—	—	—	—	(337)	—	(35,934)	—	(36,271)
Net income	—	—	—	—	—	—	17,438	—	17,438
Minimum pension liability adjustment, net of tax	—	—	—	—	—	—	—	(704)	(704)
Comprehensive income, net of tax	—	—	—	—	—	—	—	—	16,734
Balance at January 29, 2005	53,283	53	—	—	109,448	—	(5,514)	(704)	103,283
Issuance of common stock	350	1	—	—	8,049	—	—	—	8,050
Public offering, net of commissions and discounts	130	—	—	—	2,295	—	—	—	2,295
Fees related to the public offering	—	—	—	—	(350)	—	—	—	(350)
Stock options exercised	866	1	—	—	273	—	—	—	274
Excess tax benefit from exercise of stock options	—	—	—	—	5,620	—	—	—	5,620
Share-based compensation expense	—	—	—	—	1,155	—	—	—	1,155
Net income	—	—	—	—	—	—	58,488	—	58,488
Minimum pension liability adjustment, net of tax	—	—	—	—	—	—	—	235	235
Comprehensive income, net of tax	—	—	—	—	—	—	—	—	58,723
Balance at January 28, 2006	54,629	55	—	—	126,490	—	52,974	(469)	179,050
Fees related to the public offering	—	—	—	—	(89)	—	—	—	(89)
Stock options exercised	2,872	2	—	—	1,207	—	—	—	1,209
Restricted stock issued	37	—	—	—	—	—	—	—	—
Excess tax benefit from exercise of stock options	—	—	—	—	12,531	—	—	—	12,531
Share-based compensation expense	—	—	—	—	1,665	—	—	—	1,665
Net income	—	—	—	—	—	—	46,170	—	46,170
Minimum pension liability adjustment, net of tax	—	—	—	—	—	—	—	263	263
Comprehensive income, net of tax	—	—	—	—	—	—	—	—	46,433
Balance at February 3, 2007	57,538	$57	—	$ —	$141,804	$ —	$ 99,144	$(206)	$240,799

See accompanying notes.

1. Organization and Basis of Presentation of Financial Statements

Formation of New York & Company, Inc.

New York & Company, Inc. (together with its subsidiaries, collectively the "Company") is a leading specialty retailer of fashion-oriented, moderately-priced women's apparel. The Company designs and sources its proprietary branded *New York & Company*™ merchandise sold exclusively through its national network of retail stores and on-line at *www.nyandcompany.com*. The target customers for the Company's *New York & Company*™ merchandise are fashion-conscious, value-sensitive women between the ages of 25 and 45. On July 19, 2005, the Company acquired Jasmine Company, Inc. ("JasmineSola"), a Boston-based, privately held women's retailer of upscale and contemporary apparel, footwear and accessories sold through its chain of *JasmineSola*™ branded retail stores. As of February 3, 2007, the Company operated 560 retail stores in 44 states, including 24 JasmineSola stores. Trademarks referenced in these notes to consolidated financial statements appear in italic type and are the property of the Company.

New York & Company, Inc., formerly known as NY & Co. Group, Inc., was incorporated in the state of Delaware on November 8, 2002. It was formed to acquire all of the outstanding stock of Lerner New York Holding, Inc. ("Lerner Holding") and its subsidiaries from Limited Brands, Inc. ("Limited Brands"), an unrelated company. Lerner Holding's wholly-owned subsidiaries consist of Lerner New York, Inc., Lernco, Inc., and Nevada Receivable Factoring, Inc.

On November 27, 2002, New York & Company, Inc. completed the acquisition of Lerner Holding for $193.5 million plus expenses (the "acquisition of Lerner Holding"). The several limited partnerships controlled by Bear Stearns Merchant Capital II, L.P. (together with any affiliates through which such partnerships invest) are referred to herein as "Bear Stearns Merchant Banking." New York & Company, Inc. funded the acquisition of Lerner Holding by: (i) issuing 62,429 shares of Series A preferred stock and 45,513,140 shares of common stock to Bear Stearns Merchant Banking and members of management for $64.0 million; (ii) issuing a $75.0 million, 10% subordinated note to Limited Brands; (iii) issuing $20.0 million of senior subordinated notes; (iv) entering into a $120.0 million senior credit facility, of which $4.5 million was borrowed at closing; (v) issuing a common stock warrant to LFAS, Inc., an affiliate of Limited Brands, to acquire 8,050,671 shares of common stock of the Company at a price of $0.11 per share (the "common stock warrant"), valued at $0.4 million; and (vi) a net working capital payment of $39.7 million to Limited Brands. Fees and expenses, including debt issuance costs associated with the acquisition of Lerner Holding, totaling approximately $10.0 million were paid with the equity and debt proceeds.

Basis of Presentation and Principles of Consolidation

The Company's fiscal year is a 52 or 53 week year that ends on the Saturday closest to January 31. The accompanying consolidated financial statements include the accounts of the Company for the 53-weeks ended February 3, 2007 ("fiscal year 2006"), the 52-weeks ended January 28, 2006 ("fiscal year 2005") and the 52-weeks ended January 29, 2005 ("fiscal year 2004"). On a stand alone basis, without the consolidation of its subsidiaries, New York & Company, Inc. has no significant independent assets or operations. All significant intercompany balances and transactions have been eliminated in consolidation.

2. Summary of Significant Accounting Policies

Reclassifications

Certain amounts in prior periods have been reclassified to conform to the current period presentation.

Revenue Recognition

Revenue from the sale of merchandise at the Company's stores is recognized at the time the customer takes possession of the related merchandise and the purchases are paid for, primarily with either cash or credit card. Revenue from the sale of merchandise on the Company's e-commerce website is recognized when the merchandise is shipped to the customer and the purchases are paid for. Revenue for gift certificate and gift card sales and store credits is recognized at redemption. Prior to their redemption, the gift certificates, gift cards and store credits are recorded as a liability. Discounts and promotional coupons offered to customers are accounted for as a reduction of sales revenue at the time the coupons are tendered by the customer. The Company presents sales taxes collected from customers on a net basis (excluded from revenues).

The Company issues gift cards which do not contain provisions for expiration or inactivity fees. The portion of the dollar value of gift cards that ultimately is not used by customers to make purchases is known as breakage. The Company estimates gift card breakage and records such amount as revenue as gift cards are redeemed. The Company's estimate of gift card breakage is based on analysis of historical redemption patterns as well as the remaining balance of gift cards for which the Company believes the likelihood of redemption to be remote.

Reserve for Returns

The Company reserves for sales returns through reductions in sales and gross margin based upon historical merchandise returns experience and current sales levels.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on-hand, and all short-term investments with an original maturity of three months or less when purchased.

Inventories

Inventories are principally valued at the lower of average cost or market, on a weighted average cost basis, using the retail method.

Deferred Rent

The Company recognizes fixed minimum rent expense on non-cancelable leases on a straight-line basis over the term of each individual lease including the build-out period. The difference between recognized rental expense and amounts payable under the lease is recorded as a deferred lease liability. In addition, the Company recognizes landlord allowances as a deferred lease liability, which is amortized over the term of the related lease as a reduction to rent expense. For contingent rent expense based upon sales, the Company estimates annual contingent rent expense and recognizes a portion each month based on actual sales. At February 3, 2007 and January 28, 2006, the deferred lease liability was $55.3 million and $35.1 million, respectively, and is reported as deferred rent on the consolidated balance sheets. The increase in deferred rent during fiscal year 2006 is primarily related to the 61 new stores opened and 35 stores remodeled during the fiscal year.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for new properties and improvements are capitalized, while the cost of repair and maintenance is charged to expense. Depreciation of property and equipment is provided on a straight-line basis over the estimated useful lives of the assets.

The estimated useful lives of property and equipment, for financial statement purposes, are as follows:

Depreciable Fixed Assets	Useful Life
Land	—
Store fixtures and equipment	3-10 years
Office furniture, fixtures, and equipment	3-10 years
Leasehold improvements	Lesser of the useful life or the contractual term of the lease

Cost of Goods Sold, Buying and Occupancy Costs

Cost of goods sold, buying and occupancy costs is comprised of direct inventory costs for merchandise sold, distribution, payroll and related costs for the Company's design, sourcing, production, merchandising, planning and allocation personnel, and store occupancy and related costs.

Share-Based Compensation

In December 2004, the Financial Accounting Standards Board ("FASB") published Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123-R"). SFAS 123-R retains certain of the requirements of the original SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and requires that the cost resulting from all share-based payment transactions be treated as compensation and recognized in the consolidated financial statements. The Company adopted SFAS 123-R in December 2004, utilizing the modified prospective method. Prior to the Company's adoption of SFAS 123-R, the Company followed SFAS 123 and treated all forms of share-based payments as compensation recognized in the consolidated statement of income. Therefore, the adoption of SFAS 123-R did not have a material impact on the consolidated financial statements.

Marketing

Marketing costs, which consist primarily of direct mail and point-of-sale advertising costs, are expensed at the time the promotion is mailed or first appears in the store. For the following periods, marketing costs reported in selling, general, and administrative expenses on the consolidated statements of income were as follows:

Fiscal Year	(Amounts in thousands)
2006	$33,177
2005	$30,546
2004	$30,571

At February 3, 2007 and January 28, 2006, marketing costs reported in prepaid expenses on the consolidated balance sheets amounted to $1.3 million and $1.4 million, respectively.

Pre-Opening Expenses

Costs, such as advertising and payroll costs, incurred prior to the opening of a new store are expensed as incurred.

Store Supplies

The initial inventory and subsequent shipments of supplies for new stores, including, but not limited to, hangers, signage, packaging and point-of-sale supplies, are expensed as incurred.

Deferred Financing Costs

Costs related to the issuance of debt are capitalized as other assets in the consolidated balance sheets and amortized over the terms of the related debt. When the Company repays debt prior to its maturity, the related unamortized deferred financing costs are written-off and reported as a loss on modification and extinguishment of debt in the consolidated statement of income. At February 3, 2007 and January 28, 2006, deferred financing costs were $0.6 million and $0.9 million, net of accumulated amortization of $0.6 million and $0.3 million, respectively.

Interest Expense

Interest expense, net of interest income, includes interest primarily related to the Company's revolving credit facility, long-term debt and amortization of deferred financing costs.

Impairment of Long-lived Assets

The Company evaluates the impairment of long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" ("SFAS 144"). Long-lived assets are evaluated for recoverability in accordance with SFAS 144 whenever events or changes in circumstances indicate that an asset may have been impaired. In evaluating an asset for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair value of the asset, is recognized.

Intangible Assets

The Company follows SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which prohibits the amortization of goodwill and intangible assets with indefinite lives. SFAS 142 requires that these assets be reviewed for impairment at least annually, or more frequently if events or circumstances indicate that the asset may be impaired. An impairment charge is recognized for the amount, if any, by which the carrying value of an intangible asset exceeds its fair value. Intangible assets with finite lives are amortized over their estimated useful lives.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, short-term trade receivables, accounts payable, and long-term debt. The carrying values of cash and cash equivalents, short-term trade receivables, and accounts payable approximate their fair value due to the short-term maturities of such items.

At February 3, 2007 and January 28, 2006, the carrying amount of long-term debt approximated its fair value due to the variable interest rate it carries.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the use of the liability method. Deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Inherent in the measurement of deferred balances are certain judgments and interpretations of enacted tax laws and published guidance with respect to applicability to the Company's operations.

Comprehensive Income (Loss)

Comprehensive income (loss) is calculated in accordance with SFAS No. 130, "Reporting Comprehensive Income." Comprehensive income (loss) includes net income and other comprehensive income (loss). For fiscal year 2006 and fiscal year 2005, other comprehensive income consisted of a minimum pension liability adjustment of $0.3 million, net of taxes of $0.2 million and $0.2 million, net of taxes of $0.2 million, respectively. For fiscal year 2004, other comprehensive loss consisted of a minimum pension liability adjustment of $0.7 million, net of taxes of $0.5 million. Accumulated other comprehensive loss is reported separately in the consolidated statement of stockholders' equity.

Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per share are calculated based on the weighted average number of outstanding shares of common stock plus the dilutive effect of stock options and the common stock warrant as if they were exercised and unvested restricted stock as if it were vested. A reconciliation between basic and diluted earnings per share is as follows:

	Fiscal Year 2006	Fiscal Year 2005	Fiscal Year 2004
	(Amounts in thousands, except per share amounts)		
Net income	$46,170	$58,488	$17,438
Basic EPS			
Weighted average shares outstanding:			
Basic shares of common stock	56,072	53,923	47,323
Basic EPS	$ 0.82	$ 1.08	$ 0.37
Diluted EPS			
Weighted average shares outstanding:			
Basic shares of common stock	56,072	53,923	47,323
Plus impact of stock options and restricted stock	3,959	3,393	4,439
Plus impact of common stock warrant	—	—	964
Diluted shares of common stock	60,031	57,316	52,726
Diluted EPS	$ 0.77	$ 1.02	$ 0.33

The calculation of diluted earnings per share for fiscal year 2006 and fiscal year 2005 excludes options to purchase 805,062 shares and 122,584 shares, respectively, due to their antidilutive effect as the options' exercise price exceeded the average market price of the common stock. No outstanding shares were antidilutive in fiscal year 2004.

The Company's Board of Directors approved an 8.7484-for-one stock split of the Company's common stock that was effective October 6, 2004. In connection therewith, the authorized common stock was increased from 15,000,000, $0.01 par value to 300,000,000, $0.001 par value. All earnings per share amounts and number of shares outstanding, including all common stock equivalents, have been retroactively restated in the accompanying consolidated financial statements and notes to consolidated financial statements.

Recently Issued Accounting Pronouncements

In October 2005, the FASB issued FSP No. FAS 13-1, "Accounting for Rental Costs Incurred during a Construction Period." The FSP concluded that rental costs associated with ground or building operating leases that are incurred during a construction period should be recognized as rental expense. The rental costs should be included in income from continuing operations. The guidance does not change application of the maximum guarantee test in EITF Issue No. 97-10, "The Effect of Lessee Involvement in Asset Construction." The guidance in this FSP shall be applied in the first reporting period beginning after December 15, 2005. Retrospective application in accordance with FASB Statement No. 154, "Accounting Changes and Error Corrections," is permitted but not required; as such, the Company adopted the provisions of the FSP beginning in February 2006 and is applying them prospectively. The adoption of this pronouncement in fiscal year 2006 resulted in $3.1 million of additional rent expense recognized during the construction periods for stores, resulting in an after-tax charge to earnings of $1.9 million, or $0.03 per diluted share.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109." This Interpretation clarifies the accounting for uncertain tax positions recognized in a company's financial statements in accordance with the provisions of FASB Statement No. 109, "Accounting for Income Taxes." This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting in interim periods, disclosure, and transition. The Interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of this Interpretation will have on its financial position and results of operations.

In June 2006, the FASB ratified the consensuses of EITF Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement" ("EITF No. 06-3"), which discusses the presentation of sales taxes in the income statement on either a gross or net basis. Taxes within the scope of EITF No. 06-3 include any taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer and may include, but are not limited to, sales taxes, use taxes, value-added taxes, and some excise taxes. The EITF concluded that the presentation of these taxes on either a gross (included in revenues and costs) or a net (excluded from revenues) basis is an accounting policy decision that should be disclosed. For any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statements. EITF No. 06-3 is effective for interim and annual periods beginning after December 15, 2006. The Company's accounting policy is to present the taxes within the scope of EITF No. 06-3 on a net basis. The adoption of EITF No. 06-3 will not result in a change to the Company's accounting policy and, accordingly, will not have a material effect on the Company's financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 establishes a common definition for fair value to be applied to US GAAP guidance requiring the use of fair value, establishes a framework for measuring fair value, and expands the disclosure about such fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of this Statement will have on its financial position and results of operations.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB statements No. 87, 88, 106, and 132(R)" ("SFAS No. 158"). SFAS No. 158 requires recognition of the overfunded or underfunded status of defined benefit postretirement plans as an asset or liability in the statement of financial position and requires companies to recognize changes in that funded status in comprehensive income in the year in which the changes occur. SFAS No. 158 also requires measurement of the funded status of a plan as of the date of the statement of financial position. SFAS No. 158 is effective for recognition of the funded status of benefit plans for fiscal years ending after December 15, 2006 and is effective for the measurement date provisions for fiscal years ending after December 15, 2008. The adoption of the recognition provisions of this Statement at February 3, 2007 did not have an impact on the Company's financial position and results of operations. As a result of the Company's pension plan's projected benefit obligation equaling its accumulated benefit obligation, the Company is required under both the previous Standard and SFAS No. 158 to record a liability for the underfunded status of the plan and recognize any change in the funded status of the plan in comprehensive income in the year the change occurs. The Company does not anticipate that the adoption of the measurement date provisions of this Statement will have a material impact on its financial position and results of operations.

3. Significant Risks and Uncertainties

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Concentration of Risk

The Company is subject to concentration of credit risk relating to cash, primarily store depository accounts, which are maintained with major financial institutions. The Company monitors the relative credit standing of these financial institutions and other entities and limits the amount of credit exposure with any one entity. The Company also monitors the creditworthiness of the entities to which it grants credit terms in the normal course of business.

The Company utilizes three major apparel suppliers, which together represented approximately 78% of the Company's merchandise purchases during fiscal year 2006. The Company's largest country sources are China, Macau and Hong Kong, which represented approximately 52% of purchases in fiscal year 2006. No individual factory represented more than approximately 4% of the Company's merchandise purchases during fiscal year 2006. The Company believes that the loss of any one of these suppliers, which it does not anticipate, would not adversely affect the Company's operations.

4. Acquisitions

On November 27, 2002, New York & Company, Inc. acquired all of the outstanding shares of Lerner Holding for $78.5 million in cash; a $75.0 million, 10% subordinated note to Limited Brands; a warrant to Limited Brands to acquire 8,050,671 shares of the common stock of the Company, at a price of $0.11 per share, valued at $0.4 million; and a net working capital payment due to Limited Brands in the amount of $39.7 million.

In connection with the acquisition of Lerner Holding, the Company evaluated its business and identified 18 stores for closure and changes in the Company's organization requiring the severance of six employees. The Company established reserves of $2.8 million for these activities. During fiscal year 2004, the Company paid approximately $1.0 million for lease termination and related costs in connection with the closing of the last one of the 18 stores identified in its store closure plan.

On July 19, 2005, the Company entered into a Stock Purchase Agreement to acquire all of the outstanding common stock of JasmineSola for $22.5 million in cash and 350,000 shares of New York & Company, Inc. common stock, $0.001 par value, valued at $8.1 million based upon the closing stock price of New York & Company, Inc. on July 19, 2005. In addition, the Company will issue up to 200,000 shares of its common stock as additional consideration for the acquisition of JasmineSola contingent upon the achievement of certain growth targets over the three full fiscal years, and on a cumulative basis, following the acquisition. No shares were issued for fiscal year 2006. These contingent shares, if issued, will be recorded as an adjustment to the purchase price and goodwill.

The acquisition was accounted for under the purchase method of accounting. The purchase price allocation resulted in goodwill of $11.1 million and indefinite lived intangible assets related to trademarks of $17.2 million.

	(Amounts in thousands)
Total consideration:	
Cash	$22,500
Common stock	8,050
Transaction costs	142
	$30,692
Allocation of purchase price:	
Current assets	$ 4,727
Property and equipment	2,576
Goodwill	11,088
Intangible assets	17,210
Other assets	179
Current liabilities	(4,888)
Other liabilities	(200)
	$30,692

The Company is currently engaged in an arbitration proceeding relating to the Stock Purchase Agreement, which could result in a future adjustment to the purchase price and a corresponding adjustment to goodwill. In addition to the purchase price adjustments, the arbitration panel can require the Company or the previous owner of JasmineSola, depending on the panel's ruling, to reimburse the counterparty for legal fees incurred in connection with the arbitration. Any reimbursement of legal fees awarded to the Company would be recorded by the Company as income and reimbursements to the previous owner of JasmineSola would be recorded as a charge to earnings, in the period the ruling is made.

5. Public Offerings of Common Stock

On October 6, 2004, the Company completed the initial public offering of 11,500,000 shares of common stock, including the underwriters' over-allotment option, of which 6,666,667 shares were offered by the Company and 4,833,333 shares were offered by certain selling stockholders at a price to the public of $17.00 per share. Upon consummation of the initial public offering on October 13, 2004, net proceeds of $105.4 million and $76.4 million were distributed to the Company and selling stockholders, respectively.

Approximately $75.2 million of the net proceeds received by the Company was used to repay the $75.0 million outstanding principal amount plus accrued and unpaid interest under its credit facility entered into on May 19, 2004. The remainder of the net proceeds plus cash on-hand was used to pay the $45.7 million contingent obligation due to LFAS, Inc. incurred on March 16, 2004 in connection with the repurchase of the common stock warrant and to pay a $4.0 million fee related to the termination of the advisory services agreement with Bear Stearns Merchant Manager II, LLC.

On January 25, 2006, the Company completed a public offering of 8,050,000 shares of common stock, including the underwriters' over-allotment option, of which 130,000 shares were offered by the Company and 7,920,000 shares were offered by certain selling stockholders at a price to the public of $18.50 per share. Upon consummation of the public offering on January 31, 2006, net proceeds of $2.3 million and $139.8 million were distributed to the Company and selling stockholders, respectively.

The net proceeds received by the Company were used to pay the fees and expenses of the offering, as well as for general corporate purposes.

6. Proprietary Credit Card

The Company has a credit card processing agreement with a third party (the "administration company"), which provides the services of the Company's proprietary credit card program. The Company allows payments on this credit card to be made in its stores as a service to its customers. The administration company owns the credit card account, with no recourse from the Company. The Company's receivable due from the administration company at any time represents the standard processing time of approximately three days. The amount due at February 3, 2007 and January 28, 2006 was $0.8 million and $1.5 million, respectively. The Company does not have any off-balance sheet arrangements.

7. Goodwill and Other Intangible Assets

SFAS No. 142, "Goodwill and Other Intangible Assets," prohibits the amortization of goodwill and intangible assets with indefinite lives. The Company's intangible assets relate primarily to the *New York & Company* trademarks, the *JasmineSola* trademarks and goodwill associated with the acquisition of JasmineSola on July 19, 2005. The trademarks were initially valued using the "relief from royalty method" and were determined to have indefinite lives by an independent appraiser. Goodwill represents the excess of the purchase price over the fair value of the net assets acquired. The carrying amount of the *New York & Company* trademarks, *JasmineSola* trademarks and goodwill as of February 3, 2007 is $14.8 million, $17.2 million and $11.1 million, respectively. At January 28, 2006, the carrying amount of the *New York & Company* trademarks, *JasmineSola* trademarks and goodwill was $14.8 million, $17.2 million and $9.6 million, respectively. The change in the carrying amount of goodwill during fiscal year 2006 was the result of purchase accounting adjustments related to the allocation of the purchase price of JasmineSola to the fair value of the net assets acquired.

The Company tests for impairment of goodwill and other intangible assets at least annually in the fourth quarter, or more frequently if events or circumstances indicate that the asset may be impaired, by comparing the fair value with the carrying amount for each individual asset. Goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is to identify a potential impairment by comparing the fair value of a reporting unit with its carrying amount, including the goodwill assigned to the reporting unit. The estimate of fair value of a reporting unit is determined using a discounted cash flow model. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not deemed to be impaired and the second step of the impairment test is not performed. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. In other words, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.

The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. The estimates of fair value of intangible assets not subject to amortization, specifically trademarks, are determined using the "relief from royalty method." If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

The calculation of estimated fair values used in the evaluation of goodwill and other intangible assets requires estimates of future cash flows, growth rates, discount rates and other variables, that are based on management's historical experience, knowledge, and market data. If actual experience differs materially from management's estimates, impairment charges may be required. An impairment loss could have a material adverse impact on the Company's results of operations. The Company's fiscal year 2006, fiscal year 2005 and fiscal year 2004 impairment tests did not result in any impairment.

8. Property and Equipment

Property and equipment at February 3, 2007 and January 28, 2006 consist of the following:

	February 3, 2007	January 28, 2006
	(Amounts in thousands)	
Land	$ 117	$ 117
Store fixtures and equipment	113,156	78,888
Office furniture, fixtures, and equipment	26,021	20,616
Leasehold improvements	144,109	110,261
Construction in progress	4,369	2,831
Total	287,772	212,713
Less accumulated depreciation	77,609	53,325
Property and equipment, net	$210,163	$159,388

Depreciation expense amounted to approximately $32.2 million, $24.8 million and $20.1 million for fiscal year 2006, fiscal year 2005 and fiscal year 2004, respectively.

9. Commitments and Contingencies

The Company leases retail business locations, office and warehouse facilities, copier equipment and automotive equipment under various noncancelable operating leases expiring in various years through 2019. Leases on retail business locations specify minimum rentals plus common area maintenance ("CAM") charges, real estate taxes, other landlord charges and possible additional rentals based upon percentages of sales. Most of the retail business location leases have an original term of 10 years and provide renewal options at rates specified in the leases. In the normal course of business, these leases are generally renewed or replaced by other leases.

A summary of rent expense is as follows:

	Fiscal Year 2006	Fiscal Year 2005	Fiscal Year 2004
	(Amounts in thousands)		
Fixed minimum rentals	$ 97,535	$83,130	$77,406
Contingent rentals	5,244	5,815	5,782
Total store rentals	102,779	88,945	83,188
Office space rentals	4,361	4,357	4,332
Equipment rentals	1,023	806	739
Total rental expense	$108,163	$94,108	$88,259
Sublease rental income	$ 1,021	$ 1,236	$ 1,869

As of February 3, 2007 the aggregate minimum rent commitments under non-cancelable operating leases are as follows:

Fiscal Year	Fixed Minimum Rent	Sublease Rental Income
	(Amounts in thousands)	
2007	$ 97,598	$ 675
2008	92,130	578
2009	88,674	441
2010	86,560	410
2011	80,062	5
Thereafter	303,691	—
Total	$748,715	$2,109

The minimum lease payments above do not include CAM charges, real estate taxes or other landlord charges, which are also required contractual obligations under the Company's store and office operating leases. In many of the Company's leases, CAM charges are not fixed and can fluctuate from year to year. During fiscal year 2006, CAM charges and real estate taxes were $59.1 million and other landlord charges were $6.1 million.

As of February 3, 2007, the Company had open purchase commitments totaling approximately $108.7 million, of which $106.0 million and $2.7 million represented merchandise orders and store construction commitments, respectively.

Legal Proceedings

There are various claims, lawsuits and pending actions against the Company arising in the normal course of the Company's business. It is the opinion of management that the ultimate resolution of these matters will not have a material effect on the Company's financial condition, results of operations or cash flows.

10. Employee Benefit Plans

Savings and Retirement Plan

The Company contributes to a defined contribution savings and retirement plan ("the SARP") qualifying under section 401(k) of the Internal Revenue Code. Participation in the SARP is available to all associates, if not covered by the pension plan discussed below, who have completed 1,000 or more hours of service with the Company during certain twelve-month periods and have attained the age of 21. Participants may contribute an aggregate of up to 15% of their pay to the SARP, subject to the Internal Revenue Service ("IRS") limits. The Company matches 100% of the employee's contribution up to a maximum of 4% of the employee's pay, subject to IRS limits. The Company match is immediately vested. In addition, the Company makes a discretionary retirement contribution ranging from 3% to 8% of each participant's base salary depending on the length of service, which is also subject to IRS limits. For retirement contributions made prior to January 1, 2007, the Company's retirement contribution vests 20% per year, beginning in the third year of service. As a result of the adoption of new pension plan legislation in 2006, beginning in 2007, the vesting period for new contributions made by the Company will begin in the second year of service.

The Company's costs under this plan were as follows:

Fiscal Year	(Amounts in thousands)
2006	$4,232
2005	$4,778
2004	$4,337

Pension Plan

The Company sponsors a single-employer defined benefit pension plan ("plan") covering substantially all union employees, representing approximately 10% of the Company's workforce at February 3, 2007. The plan provides retirement benefits for union employees, consisting of non-management store associates, who have attained the age of 18 and completed 425 hours of service in the twelve-month period following the date of employment. The plan provides benefits based on length of service. The Company's funding policy for the pension plan is to contribute annually the amount necessary to provide for benefits based on accrued service. The Company did not contribute to the plan during fiscal year 2006 and does not anticipate the need for a material contribution to the plan, if any, during the twelve months ending February 2, 2008. The Company's pension plan weighted average asset allocation, by asset category, is as follows:

Asset Category	Fiscal Year 2006	Fiscal Year 2005
Equity securities	59%	55%
Fixed income	41%	43%
Cash and cash equivalents	—%	2%

The Company's investment policy generally targets 45% to 65% in equity securities, 35% to 55% in fixed income and up to 10% in cash and cash equivalents.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB statements No. 87, 88, 106, and 132(R). SFAS No. 158 requires recognition of the overfunded or underfunded status of defined benefit postretirement plans as an asset or liability in the statement of financial position and requires companies to recognize changes in that funded status in comprehensive income in the year in which the changes occur. SFAS No. 158 also requires measurement of the funded status of a plan as of the date of the statement of financial position. SFAS No. 158 is effective for recognition of the funded status of benefit plans for fiscal years ending after December 15, 2006 and is effective for the measurement date provisions for fiscal years ending after December 15, 2008. The adoption of the recognition provisions of this Statement at February 3, 2007 did not have an impact on the Company's financial position and results of operations. As a result of the Company's pension plan's projected benefit obligation equaling its accumulated benefit obligation, the Company is required under both the previous Standard and SFAS No. 158 to record a liability for the underfunded status of the plan and recognize any change in the funded status of the plan in comprehensive income in the year the change occurs. The Company does not anticipate that the adoption of the measurement date provisions of this Statement will have a material impact on its financial position and results of operations.

In consideration of the fund's investment goals, demographics, time horizon available for investment and the overall risk tolerance of the board of trustees (consisting of two union trustees and two employer trustees) a long-term investment objective of long-term income and growth has been adopted for the fund's assets. This is a risk-averse balanced approach that seeks long-term growth in capital along with significant current income.

The following weighted average assumptions were used to determine benefit obligations:

	Fiscal Year 2006	Fiscal Year 2005
Discount rate	5.90%	5.60%

The following weighted average assumptions were used to determine net periodic benefit cost:

	Fiscal Year 2006	Fiscal Year 2005	Fiscal Year 2004
Discount rate	5.60%	5.40%	5.75%
Long-term rate of return on assets	8.00%	8.00%	8.00%

The plan measurement date is December 31 for the determination of benefit obligations. The following table provides information for the pension plan:

	Fiscal Year 2006	Fiscal Year 2005
	(Amounts in thousands)	
Change in benefit obligation:		
Benefit obligation, beginning of period	$10,029	$10,722
Service cost	332	292
Interest	541	546
Actuarial gain	(366)	(693)
Benefits paid	(846)	(838)
Benefit obligation, end of period	$ 9,690	$10,029
Change in plan assets:		
Fair value of plan assets, beginning of period	$ 9,456	$ 9,845
Actual return on plan assets	793	449
Benefits paid	(846)	(838)
Fair value of plan assets, end of period	$ 9,403	$ 9,456
Funded status	$ (287)	$ (573)
Unrecognized net actuarial loss	345	785
Net amount recognized	$ 58	$ 212
Amounts recognized in the consolidated balance sheets:		
Accrued pension liability	$ (287)	$ (573)
Accumulated other comprehensive loss	345	785
Net amount recognized	$ 58	$ 212

At February 3, 2007 and January 28, 2006, the Company reported a minimum pension liability of $0.3 million and $0.6 million, respectively, due to the underfunded status of the plan. The minimum pension liability is reported in other liabilities on the consolidated balance sheet.

Net periodic benefit cost includes the following components:

	Fiscal Year 2006	Fiscal Year 2005	Fiscal Year 2004
	(Amounts in thousands)		
Service cost	$ 332	$ 292	$ 316
Interest cost	540	546	579
Expected return on plan assets	(719)	(750)	(800)
Net periodic benefit cost	$ 153	$ 88	$ 95

The following schedule shows the expected benefit payments over the next 10 years:

Fiscal Year	(Amounts in thousands)
2007	$ 926
2008	900
2009	887
2010	855
2011	839
2012-2016	3,789
Total	$8,196

11. Share-Based Compensation

2006 Long-Term Incentive Plan. The Company's board of directors and stockholders approved the 2006 Long-Term Incentive Plan (the "2006 Plan") on May 3, 2006, and June 21, 2006, respectively. A total of 2,168,496 shares of the Company's common stock have been reserved for issuance under the 2006 Plan. The 2006 Plan provides for the grant of incentive or non-qualified stock options, stock appreciation rights, restricted stock, deferred stock and performance awards to eligible participants. Of the 2,168,496 shares of common stock reserved, the maximum number of shares which may be used for awards other than stock options or stock appreciation rights is 750,000 shares. These shares may be in whole or in part authorized and unissued or held by the Company as treasury shares.

Amended and Restated 2002 Stock Option Plan. The Company originally adopted the 2002 Stock Option Plan on November 27, 2002 and approved the Amended and Restated 2002 Stock Option Plan (the "2002 Plan") to become effective on October 13, 2004. The 2002 Plan provides for the grant of either incentive stock options or non-qualified stock options. The shares to be issued upon the exercise of the options may be in whole or in part authorized and unissued shares or held by the Company as treasury shares. Upon stockholder approval of the 2006 Plan, the 2002 Plan ceased to be available for the grants of new incentive awards, other than awards granted wholly from shares returned to the 2002 Plan by forfeiture after May 5, 2006; all other new incentive awards are to be granted under the 2006 Plan. There are options to purchase 5,605,653 shares of the Company's common stock that have been or will be subject to forfeiture under the 2002 Plan at February 3, 2007 and therefore will be potentially available for issuance under the 2002 Plan. Of these options, 580,360 had not yet vested as of February 3, 2007.

Under both the 2002 Plan and the 2006 Plan (together, referred to herein as the "Plans"), the Company is able to grant share-based awards to its executives, consultants, directors, or other key employees. Options generally have a maximum term of up to 10 years. Upon grant, the compensation committee of the Company's board of directors will determine the exercise price and term of any option at its discretion. The exercise price of an incentive stock option, however, may not be less than 100% of the fair market value of a share of common stock on the date of grant. The exercise price of an incentive stock option awarded to a person who owns stock constituting more than 10% of the total combined voting power of all classes of stock of the Company may not be less than 110% of the fair market value on such date and the option must be exercised within five years of the date of grant. The aggregate fair market value of common stock for which an incentive stock option is exercisable for the first time during any calendar year, under all equity incentive plans of the Company, may not exceed $0.1 million. Vesting provisions for all share-based awards granted under the Plans are determined by the compensation committee of the Company's board of directors at the date of grant; however, subject to certain restrictions, all outstanding stock options and restricted stock may vest upon a sale of the Company.

There were 5,605,653 stock options outstanding as of February 3, 2007, of which 5,025,293 were vested. The 580,360 unvested stock options outstanding at February 3, 2007 vest according to two methods:

(i) 551,581 options vest subject to the passage of time through 2011 and (ii) 28,779 options vest on the basis of achieving a minimum EBITDA of $82.4 million for the fiscal year ending February 2, 2008. Shares that are not currently outstanding under the Plans and are available for issuance at February 3, 2007 amounted to 2,294,938.

A summary of the status of the Company's stock options outstanding as of February 3, 2007 and activity for fiscal year 2006 is presented below:

	Number of Shares (Amounts in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (Amounts in thousands)
Outstanding, beginning of period	8,313	$ 1.60		
Granted	431	15.31		
Exercised	(2,872)	0.42		
Forfeited or expired	(266)	14.13		
Outstanding, end of period	5,606	$ 2.66	6.4	$68,888
Exercisable, end of period	5,025	$ 1.19	6.2	$68,455

Aggregate intrinsic value for both outstanding and exercisable options, in the table above, represents the total pretax intrinsic value (the difference between the Company's closing stock price on the last trading day of fiscal year 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on February 3, 2007. This amount changes based on the fair market value of the Company's common stock. Total intrinsic value of options exercised for fiscal year 2006, fiscal year 2005 and fiscal year 2004 (based on the difference between the Company's stock price on the respective exercise date and the respective exercise price, multiplied by the number of respective options exercised) was $38.7 million, $17.1 million and $17.6 million, respectively.

In accordance with the adoption provisions of SFAS 123-R, for compensation expense purposes, the fair value of each option granted, during the period the Company was a non-public entity, was estimated on the date granted using the Minimum-value option-pricing model for all employees and non-employee board members. In accordance with SFAS 123-R, for compensation expense purposes, the fair value of each option granted, as a public entity, is estimated on the date granted using the Black-Scholes option-pricing model for all employees and non-employee board members. The weighted average fair value for options granted during fiscal year 2006, fiscal year 2005 and fiscal year 2004 was $8.37, $9.78, and $5.69, respectively. The total fair value of stock options vested during fiscal year 2006, fiscal year 2005 and fiscal year 2004 was $1.6 million, $0.6 million and $5.7 million, respectively.

The following weighted average assumptions were used to value stock options:

	Fiscal Year 2006	Fiscal Year 2005	Fiscal Year 2004
Expected volatility	54.7%	55.0%	70.0%
Expected life	5.6 years	5.2 years	5.2 years
Risk-free interest rate	4.71%	4.09%	3.47%
Expected dividend yield	—%	—%	—%

The risk-free interest rate used to value stock options is based on the U.S. Treasury yield curve in effect at the time of grant with maturity dates that coincide with the expected life of the options. The expected life of stock options represents the weighted average period the stock options are expected to remain outstanding and is based primarily on industry averages, due to the Company's limited historical data for employee exercises. The Company's assumption for volatility is based primarily on the volatility factor of other publicly traded companies in the retail industry that are similar in size and financial leverage. In addition, the Company considers its historical volatility for the brief period of time since its initial public offering on October 6, 2004.

On August 16, 2006, certain members of the Company's board of directors were issued 14,000 shares of restricted stock, which vest on August 16, 2007. In addition, certain key executives were issued 22,500 shares of restricted stock, all of which may cliff vest on August 16, 2010 subject to the performance of the Company's diluted earnings per share ("EPS") growth in relation to a peer group and continuous employment from the grant date through August 16, 2010. If the Company's EPS growth rate meets or exceeds the median EPS growth rate of the peer group of companies, the shares will be earned over five separate periods as follows: 12.5% for the six months ended February 3, 2007, 25% for fiscal year 2007, 25% for fiscal year 2008, 25% for fiscal year 2009, and 12.5% for the six months ending August 16, 2010. If on August 16, 2010, the Company's four-year compounded EPS growth rate meets or exceeds the median four-year compounded EPS growth rate of the peer group of companies, any shares not previously earned will be deemed earned. The fair value of restricted stock is based on the closing stock price of an unrestricted share of the Company's common stock on the grant date.

The following table summarizes the restricted stock outstanding at February 3, 2007 and activity for fiscal year 2006:

	Shares	Weighted Average Grant Date Fair Value
Nonvested at January 28, 2006	—	$ —
Granted	36,500	12.43
Vested	—	—
Forfeited	—	—
Nonvested at February 3, 2007	36,500	$12.43

The total share-based compensation expense, including share-based compensation expense attributable to all stock options and restricted stock granted since the inception of the Plans was $1.7 million, $1.2 million and $5.9 million in fiscal year 2006, fiscal year 2005 and fiscal year 2004, respectively. The Company recognizes share-based compensation expense in the consolidated statement of income over the requisite service period for each stock option and restricted stock award. The Company recognized a tax benefit in the consolidated statement of income related to share-based compensation expense of $0.5 million, $0.4 million and $2.0 million in fiscal year 2006, fiscal year 2005 and fiscal year 2004, respectively. Unamortized share-based compensation expense at February 3, 2007 was $4.6 million and will be recognized in the consolidated statement of income over a weighted average period of 3.3 years.

In connection with the consummation of the public offering of common stock on January 31, 2006, Bear Stearns Merchant Banking realized a cash return in excess of 3.0 times its investment in the Company; at which point, 2,777,311 outstanding stock options vested in accordance with the terms of the respective stock option agreements. Included in the $1.7 million of share-based compensation expense for fiscal year 2006 is $0.2 million of expense related to the 2,777,311 stock options.

Included in share-based compensation expense reported in fiscal year 2004 are the following:

- Concurrently upon entering into the credit facility on May 19, 2004, the vesting of stock options to purchase 1,854,267 shares issued pursuant to grants under the Company's stock option plan was accelerated. As a result, the Company recorded $0.4 million of compensation expense related to the accelerated vesting during fiscal year 2004.

- On May 19, 2004, certain of the Company's executive officers were granted stock options to purchase 630,663 shares of the Company's common stock at an exercise price of $3.23 per share. Such options were immediately exercisable upon grant. In connection with these grants, the Company recorded share-based compensation expense in the amount of $4.3 million during fiscal year 2004.

12. Accrued Expenses

Accrued expenses consist of the following:

	February 3, 2007	January 28, 2006
	(Amounts in thousands)	
Gift cards and certificates	$15,912	$15,414
Compensation and benefits	16,412	10,664
Other taxes	5,920	7,667
Construction in progress	4,341	4,645
Occupancy and related	3,087	4,154
Insurance	4,116	4,058
Other accrued expenses	12,194	8,659
Total accrued expenses	$61,982	$55,261

13. Long-Term Debt and Revolving Credit Facilities

Fiscal Year 2004

On March 16, 2004, certain terms of the Company's revolving credit facility were amended. The amended and restated credit facilities consisted of a three-year $90.0 million revolving credit facility (containing a sub-facility available for the issuance of letters of credit of up to $75.0 million), and a three-year $75.0 million term loan facility ("March 16, 2004 term loan"). On December 17, 2004, the amended and restated credit facilities were further amended to reduce certain interest rates by as much as 50 basis points ("amended and restated credit facilities"), depending upon the Company's financial performance.

On March 16, 2004, the $75.0 million term loan proceeds along with $32.2 million of cash on-hand were used to: (i) repurchase from Limited Brands the 10% subordinated note for $85.0 million, which included $75.0 million of principal and all accrued and unpaid interest; (ii) repurchase from LFAS, Inc. the common stock warrant for $20.0 million, plus a contingent payment (see below); and (iii) pay $2.2 million of fees and expenses associated with the transactions. Such fees represent financing fees paid primarily to the lenders and were capitalized as deferred financing costs included in other assets on the consolidated balance sheet, to be amortized over the life of the loan. Unamortized deferred financing costs related to the 10% subordinated note in the amount of $0.4 million were written-off and reported as a loss on modification and extinguishment of debt in the consolidated statement of income for fiscal year 2004.

In connection with the common stock warrant repurchase, the Company entered into an agreement with LFAS, Inc., which provided, among other things, if a) on or before December 31, 2004, (i) the Company files a public offering of its common stock, or (ii) the Company is acquired and b) the related transaction value exceeds $156.8 million, the Company shall pay to LFAS, Inc. an amount in cash equal to approximately 6.38% of the implied equity value of the transaction over $156.8 million minus $4.5 million. The Company measured the fair value of this obligation on March 16, 2004, and reported $16.3 million as a reduction in stockholders' equity and as a current liability on the consolidated balance sheet. Subsequent changes in fair value of the obligation resulted in a $29.4 million charge to earnings in fiscal year 2004, which was reported on the consolidated statement of income as a loss on derivative instrument. In connection with the consummation of the initial public offering, the Company paid LFAS, Inc. the obligation in the amount of $45.7 million.

On May 19, 2004, Lerner New York, Inc., a subsidiary of New York & Company, Inc., entered into a new credit facility consisting of a $75.0 million term loan ("May 19, 2004 term loan"). The term loan proceeds were used to repurchase all but one share of the Company's $0.01 par value, non-voting, Series A redeemable preferred stock for $62.5 million, plus $12.5 million of accrued and unpaid dividends. The Company incurred $1.9 million of fees and expenses related to the transaction, which were capitalized as deferred financing costs included in other assets on the consolidated balance sheet, to be amortized over the life of the loan.

On October 13, 2004, the Company used approximately $75.2 million of the net proceeds received from the initial public offering to prepay the $75.0 million May 19, 2004 term loan plus accrued and unpaid interest. In connection with the prepayment of the term loan, $1.7 million of unamortized deferred financing costs were written-off and reported as a loss on modification and extinguishment of debt in the consolidated statement of income for fiscal year 2004.

Fiscal Year 2005

Immediately subsequent to the execution of the Stock Purchase Agreement with JasmineSola, the Company repaid $1.3 million of debt owed by JasmineSola under its credit facility and terminated such facility.

On January 4, 2006, the Company's credit facilities were further amended to include: (i) an additional $37.5 million term loan facility maturing on March 17, 2009 bearing interest at the Eurodollar rate plus 2.50%, (ii) an extension of the term of the Company's existing $90.0 million revolving credit facility to March 17, 2009 (contains a sub-facility available for issuance of letters of credit of up to $75.0 million), and (iii) a reduction of certain interest rates under the revolver by as much as 50 basis points, depending upon the Company's financial performance. Using the $37.5 million of proceeds from the January 4, 2006 term loan plus $38.0 million of cash on-hand, the Company prepaid in full the $75.0 million March 16, 2004 term loan, which was bearing interest at the Eurodollar rate plus 5.00%, and $0.5 million in fees related to the refinancing. In connection with the prepayment of the March 16, 2004 term loan, $0.9 million of unamortized deferred financing costs were written-off and reported as a loss on modification and extinguishment of debt in the consolidated statement of income for fiscal year 2005.

The revolving loans under the credit facilities bear interest, at the Company's option, either at a floating rate equal to the Eurodollar rate plus a margin of between 1.00% and 2.00% per year, depending upon the Company's financial performance, or the Prime rate. The Company pays the lenders under the revolving credit facility a monthly fee on outstanding letters of credit at a rate of between 1.00% and 1.50% per year, depending upon the Company's financial performance, plus a monthly fee on a proportion of the unused commitments under that facility at a rate of between 0.25% and 0.50% per year, depending upon the Company's financial performance. The term loan bears interest at a floating rate equal to the Eurodollar rate plus 2.50% per year. If any default were to exist under the revolving credit facility and for so long as such default were to continue, at the option of the agent or lenders, interest on the revolving loans may increase to 4.00% per year above the Eurodollar rate for Eurodollar rate loans and 2.00% per year above the Prime rate for all Prime rate loans, and interest on the term loan may increase to the Eurodollar rate plus 4.50% per year.

The Company's credit facilities contain certain covenants, including restrictions on its ability to pay dividends on its common stock, incur additional indebtedness and to prepay, redeem or repurchase other debt. Subject to such restrictions, the Company may incur more debt for working capital, capital expenditures, acquisitions and for other purposes. The terms of the Company's credit facilities also subject it to certain maintenance covenants in the event its borrowing availability under its revolving credit facility, plus cash on-hand, falls below $40.0 million. These covenants include maintaining a minimum trailing twelve-month EBITDA (as defined in its amended and restated credit agreement) and a maximum leverage ratio. This ratio and the calculation of EBITDA under the Company's amended and restated credit agreement are not necessarily comparable to other similarly titled ratios and measurements of other companies due to inconsistencies in the method of calculation. In addition, in the event that the Company's borrowing availability under its revolving credit facility, plus cash on-hand, falls below $50.0 million and it fails to maintain a minimum trailing twelve-month EBITDA, then the outstanding principal amount of the $37.5 million term loan must be prepaid down to $25.0 million, subject to certain restrictions. The Company is currently in compliance with the financial covenants referred to above.

The lenders have been granted a pledge of the common stock of Lerner Holding and certain of its subsidiaries, and a first priority security interest in substantially all other tangible and intangible assets of New York & Company, Inc. and certain of its subsidiaries, as collateral for the Company's obligations under the credit facilities. In addition, New York & Company, Inc. and certain of its subsidiaries have fully and unconditionally guaranteed the credit facilities, and such guarantees are joint and several.

Commercial and standby letters of credit outstanding under the revolving credit facility at February 3, 2007 and January 28, 2006 were approximately $8.9 million and $9.7 million, respectively. As of February 3, 2007 and January 28, 2006, there were no loans outstanding under the revolving credit facility. Borrowings under the revolving credit facility are due March 17, 2009, and may be borrowed, repaid and reborrowed prior to maturity.

The carrying amounts and fair values of debt as of February 3, 2007 and January 28, 2006, are as follows:

	February 3, 2007		January 28, 2006	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(Amounts in thousands)			
$37.5 million term loan, due March 17, 2009	$31,500	$31,500	$37,500	$37,500
Less: current portion	(6,000)	(6,000)	(6,000)	(6,000)
Total long-term debt, net of current	$25,500	$25,500	$31,500	$31,500

14. Income Taxes

Income taxes consist of:

	Fiscal Year 2006	Fiscal Year 2005	Fiscal Year 2004
	(Amounts in thousands)		
Federal:			
Current	$25,040	$32,780	$18,519
Deferred	(620)	(725)	8,762
State and Local:			
Current	6,083	7,039	4,610
Deferred	(154)	(180)	2,168
	$30,349	$38,914	$34,059

The approximate tax effect of items giving rise to the net deferred income tax assets and liabilities recognized in the Company's consolidated balance sheets is as follows:

	February 3, 2007	January 28, 2006
	(Amounts in thousands)	
Accrued expenses	$ 8,978	$ 7,067
Fixed assets and intangible assets	(9,657)	(9,376)
Inventory	1,026	904
Other assets	327	585
Prepaid costs	(7,558)	(6,919)
Total deferred tax assets and liabilities	(6,884)	(7,739)
Valuation allowance	—	—
Net deferred tax liabilities	$(6,884)	$(7,739)

As of February 3, 2007, the Company had no federal net operating loss carryforwards.

A reconciliation of the statutory federal income tax expense is as follows:

	Fiscal Year 2006	Fiscal Year 2005	Fiscal Year 2004
	(Amounts in thousands)		
Statutory 35% federal tax	$26,782	$34,090	$18,024
State and local income taxes, net of federal income tax benefit	3,853	4,949	4,406
Loss on derivative instrument	—	—	10,289
Other, net	(286)	(125)	1,340
Income tax expense	$30,349	$38,914	$34,059

15. Related Party Transactions

On October 13, 2004, the Company used proceeds from its initial public offering plus cash on-hand to pay its $45.7 million obligation to Limited Brands incurred in connection with the repurchase of the common stock warrant. After paying in full such obligation, Limited Brands is no longer a related party.

The following table summarizes the related party transactions between the Company and Limited Brands and its wholly-owned subsidiaries:

	Fiscal Year 2004
	(Amounts in thousands)
Mast Industries Inc. purchases	$128,197
Store leasing, construction and management	2,268
IT and corporate transactions	17,470
Inbound and outbound freight	20,073
	$168,008

Significant purchases are made from Mast Industries, Inc. ("Mast"), a wholly-owned subsidiary of Limited Brands. Mast is a contract manufacturer and apparel importer. Prices are negotiated on a competitive basis by merchants of the Company with Mast.

stock. The remaining one share of Series A preferred stock was canceled immediately prior to the effectiveness of the initial public offering. Subsequently, the Company revised its Certificate of Incorporation to authorize 5,000,000 shares of preferred stock, $0.001 par value. At February 3, 2007 and January 28, 2006, there were no shares of preferred stock outstanding.

17. Common Stock

In connection with the acquisition of Lerner Holding from Limited Brands, the Company issued 42,470,131 shares of its voting common stock, $0.001 par value, to Bear Stearns Merchant Banking for $4.9 million. Additionally, the Company issued a common stock warrant to LFAS, Inc. to acquire 8,050,671 shares of the Company's common stock at a price of $0.11 per share, which the Company repurchased from LFAS, Inc. on March 16, 2004. The fair value of the common stock warrant on the date of issuance was estimated to be $0.4 million. On November 27, 2002, the Company issued 3,043,009 shares of common stock to employees for approximately $0.1 million in cash and promissory notes totaling $0.3 million. In fiscal year 2003, the Company issued 107,343 shares of its common stock to employees for promissory notes totaling twelve thousand dollars. On May 19, 2004, all outstanding promissory notes were repaid to the Company.

On October 6, 2004, the Company completed the initial public offering of 11,500,000 shares of common stock, including the underwriters' over-allotment option, of which 6,666,667 shares were offered by the Company and 4,833,333 shares were offered by certain selling stockholders at a price to the public of $17.00 per share. Upon consummation of the initial public offering on October 13, 2004, net proceeds of $105.4 million and $76.4 million were distributed to the Company and selling stockholders, respectively.

In connection with the acquisition of JasmineSola on July 19, 2005, the Company issued 350,000 shares of common stock, $0.001 par value, to the previous owner of JasmineSola.

On January 25, 2006, the Company completed an offering of 8,050,000 shares of common stock, including the underwriters' over-allotment option, of which 130,000 shares were offered by the Company and 7,920,000 shares were offered by certain selling stockholders at a price to the public of $18.50 per share. Upon consummation of the public offering on January 31, 2006, net proceeds of $2.3 million and $139.8 million were distributed to the Company and selling stockholders, respectively.

The Company issued 2,872,291, 866,320 and 1,049,801 shares of common stock upon exercise of stock options during fiscal year 2006, fiscal year 2005 and fiscal year 2004, respectively. In addition, the Company issued 36,500 shares of restricted stock to certain directors and executive officers during fiscal year 2006.

The Company is authorized to issue 300,000,000 shares of common stock, $0.001 par value.

The approximate tax effect of items giving rise to the net deferred income tax assets and liabilities recognized in the Company's consolidated balance sheets is as follows:

	February 3, 2007	January 28, 2006
	(Amounts in thousands)	
Accrued expenses	$ 8,978	$ 7,067
Fixed assets and intangible assets	(9,657)	(9,376)
Inventory	1,026	904
Other assets	327	585
Prepaid costs	(7,558)	(6,919)
Total deferred tax assets and liabilities	(6,884)	(7,739)
Valuation allowance	—	—
Net deferred tax liabilities	$(6,884)	$(7,739)

As of February 3, 2007, the Company had no federal net operating loss carryforwards.

A reconciliation of the statutory federal income tax expense is as follows:

	Fiscal Year 2006	Fiscal Year 2005	Fiscal Year 2004
	(Amounts in thousands)		
Statutory 35% federal tax	$26,782	$34,090	$18,024
State and local income taxes, net of federal income tax benefit	3,853	4,949	4,406
Loss on derivative instrument	—	—	10,289
Other, net	(286)	(125)	1,340
Income tax expense	$30,349	$38,914	$34,059

15. Related Party Transactions

On October 13, 2004, the Company used proceeds from its initial public offering plus cash on-hand to pay its $45.7 million obligation to Limited Brands incurred in connection with the repurchase of the common stock warrant. After paying in full such obligation, Limited Brands is no longer a related party.

The following table summarizes the related party transactions between the Company and Limited Brands and its wholly-owned subsidiaries:

	Fiscal Year 2004
	(Amounts in thousands)
Mast Industries Inc. purchases	$128,197
Store leasing, construction and management	2,268
IT and corporate transactions	17,470
Inbound and outbound freight	20,073
	$168,008

Significant purchases are made from Mast Industries, Inc. ("Mast"), a wholly-owned subsidiary of Limited Brands. Mast is a contract manufacturer and apparel importer. Prices are negotiated on a competitive basis by merchants of the Company with Mast.

Transition Service Agreements

In conjunction with the acquisition of Lerner Holding from Limited Brands, the Company entered into a service agreement whereby Limited Brands provides services including transitional logistics and related tax, information technology, real estate, treasury and cash management, and store design and construction services as the Company establishes stand-alone operations. During fiscal year 2003, the transition service agreements, with the exception of the Technical Services and Distribution Services Agreements, terminated by contract or voluntarily by the Company. During fiscal year 2004, the Company voluntarily terminated the Technical Services Agreement.

The Company continues to use the services of Limited Brands and its business units, Limited Logistics Services and Independent Production Services, under the transition services agreement, dated as of November 27, 2002 for the Company's distribution, transportation and delivery and compliance support services needs.

On April 19, 2006, the Company and Limited Brands amended the transition services agreement to extend the notification period required to exit the agreement. Under the amended agreement, these services will terminate upon the earliest of the following: (i) 24 months from the date that Limited Brands notifies the Company that Limited Brands wishes to terminate the services; (ii) 24 months from the date that the Company notifies Limited Brands that the Company wishes to terminate the services; (iii) 60 days after the Company has given notice to Limited Brands that Limited Brands has failed to perform any material obligations under the agreement and such failure shall be continuing; (iv) 30 days after Limited Brands has given notice to the Company that the Company has failed to perform any material obligations under the agreement and such failure shall be continuing; (v) within 75 days of receipt of the annual proposed changes to the agreement schedules which outline the cost methodologies and estimated costs of the services for the coming year, if such proposed changes would result in a significant increase in the amount of service costs that the Company would be obligated to pay; (vi) 15 months after a change of control of the Company, at the option of Limited Brands; or (vii) upon reasonable notice under the prevailing circumstances by the Company to Limited Brands after a disruption of services due to force majeure that cannot be remedied or restored within a reasonable period of time.

The Company believes that these services are provided at a competitive price and the Company anticipates continuing to use Limited Brands for these services. If termination of these logistics and related services under the transition service agreement results in excess logistics and related service labor for Limited Brands, the Company will be liable for 50% of severance related costs of such labor, up to a maximum of $0.5 million.

Lease Guarantees and Subleases

Limited Brands guarantees approximately 48 store leases and the corporate office lease as of February 3, 2007. Limited Brands is not obligated to extend guarantees past the original lease terms and it is the Company's obligation to remove Limited Brands as guarantor on any lease extension or renewal.

As of February 3, 2007, four stores are subject to sublease agreements ("the Store Leases Agreement") with Limited Brands for stores where the Company occupies space that Limited Brands leases from third-party landlords. Under the terms of the Store Leases Agreement, the Company is responsible for its proportionate share, based on the size of its selling space, of all costs, which consist primarily of rent; excess rent, if applicable; maintenance; taxes; and utilities.

Advisory Services

The Company had an advisory services agreement with Bear Stearns Merchant Manager II, LLC. The services consisted of formulating and implementing business strategies, including identifying and assisting the Company in evaluating corporate opportunities, such as marketing opportunities and financial strategies. Under the terms of the advisory services agreement, at the closing of the acquisition of Lerner Holding, the Company paid a transaction fee equal to $4.0 million for services rendered in connection with the acquisition of Lerner Holding.

The advisory services agreement called for an annual advisory fee, payable in advance in quarterly installments, equal to the greater of $0.8 million or 2.5% of EBITDA. The Company recorded $2.4 million of advisory fees in selling, general and administrative expenses in fiscal year 2004. The Company paid Bear Stearns Merchant Manager II, LLC such fees in the amount of $3.1 million in fiscal year 2004. Upon consummation of the initial public offering on October 13, 2004, the Company paid a $4.0 million fee related to the termination of the advisory services agreement with Bear Stearns Merchant Manager II, LLC. Bear, Stearns & Co. Inc., an affiliate of Bear Stearns Merchant Banking, served as co-lead manager of both the initial public offering and January 2006 public offering and received a portion of the underwriting discounts and commissions.

Bear Stearns Merchant Banking Purchasing Agreement

The Company is one of the portfolio companies in which Bear Stearns Merchant Banking has invested. Beginning in 2004, Bear Stearns Merchant Banking initiated a cost savings program by coordinating the purchasing activities of several portfolio companies to take advantage of volume purchase discounts that would otherwise not be available to the individual companies, including the Company, if they were acting on their own. In connection with this undertaking, Bear Stearns Merchant Banking has engaged consultants and consulting firms. The consulting fees relating to these services are being charged to the participating portfolio companies based on their pro rata share of the overall cost savings achieved. Based upon the information received from Bear Stearns Merchant Banking in the fourth quarter of fiscal year 2005, it was estimated that the Company's share of the consulting fees would be approximately $0.6 million; as such, the Company recorded a consulting expense and corresponding liability for such amount during the fourth quarter of fiscal year 2005 and paid the obligation to Bear Stearns Merchant Banking in fiscal year 2006.

Bear Stearns Merchant Banking relationship with Seven for All Mankind, LLC

Bear Stearns Merchant Banking holds an equity interest in Seven for All Mankind, LLC, a leading merchandise supplier to the Company's JasmineSola business. During fiscal year 2006 and for the period in fiscal year 2005 subsequent to the acquisition of JasmineSola in July 2005, JasmineSola purchased approximately $1.8 million and $1.0 million, respectively, of merchandise from Seven for All Mankind, LLC. Included in current liabilities at February 3, 2007 is an amount due to Seven for All Mankind, LLC of $0.1 million.

16. Redeemable Preferred Stock

In connection with the acquisition of Lerner Holding from Limited Brands, the Company issued 58,257 shares of its non-voting, Series A redeemable preferred stock, $0.01 par value ("Series A preferred stock") to Bear Stearns Merchant Banking for $58.3 million. On November 27, 2002, the Company issued 4,172 shares of Series A preferred stock to employees for $0.8 million in cash and promissory notes totaling $3.3 million. In fiscal year 2003, the Company issued 147 shares of its Series A preferred stock to employees for promissory notes totaling $0.1 million.

On May 19, 2004, the proceeds from the May 19, 2004 term loan were used to repurchase all but one share of the Company's Series A redeemable preferred stock for $62.5 million, plus $12.5 million of accrued and unpaid dividends. All outstanding promissory notes were repaid to the Company in conjunction with the closing of the May 19, 2004 term loan and the repurchase of the Series A preferred stock. The remaining one share of Series A preferred stock was canceled immediately prior to the effectiveness of the initial public offering. Subsequently, the Company revised its Certificate of Incorporation to authorize 5,000,000 shares of preferred stock, $0.001 par value. At February 3, 2007 and January 28, 2006, there were no shares of preferred stock outstanding.

17. Common Stock

In connection with the acquisition of Lerner Holding from Limited Brands, the Company issued 42,470,131 shares of its voting common stock, $0.001 par value, to Bear Stearns Merchant Banking for $4.9 million. Additionally, the Company issued a common stock warrant to LFAS, Inc. to acquire 8,050,671 shares of the Company's common stock at a price of $0.11 per share, which the Company repurchased from LFAS, Inc. on March 16, 2004. The fair value of the common stock warrant on the date of issuance was estimated to be $0.4 million. On November 27, 2002, the Company issued 3,043,009 shares of common stock to employees for approximately $0.1 million in cash and promissory notes totaling $0.3 million. In fiscal year 2003, the Company issued 107,343 shares of its common stock to employees for promissory notes totaling twelve thousand dollars. On May 19, 2004, all outstanding promissory notes were repaid to the Company.

On October 6, 2004, the Company completed the initial public offering of 11,500,000 shares of common stock, including the underwriters' over-allotment option, of which 6,666,667 shares were offered by the Company and 4,833,333 shares were offered by certain selling stockholders at a price to the public of $17.00 per share. Upon consummation of the initial public offering on October 13, 2004, net proceeds of $105.4 million and $76.4 million were distributed to the Company and selling stockholders, respectively.

In connection with the acquisition of JasmineSola on July 19, 2005, the Company issued 350,000 shares of common stock, $0.001 par value, to the previous owner of JasmineSola.

On January 25, 2006, the Company completed an offering of 8,050,000 shares of common stock, including the underwriters' over-allotment option, of which 130,000 shares were offered by the Company and 7,920,000 shares were offered by certain selling stockholders at a price to the public of $18.50 per share. Upon consummation of the public offering on January 31, 2006, net proceeds of $2.3 million and $139.8 million were distributed to the Company and selling stockholders, respectively.

The Company issued 2,872,291, 866,320 and 1,049,801 shares of common stock upon exercise of stock options during fiscal year 2006, fiscal year 2005 and fiscal year 2004, respectively. In addition, the Company issued 36,500 shares of restricted stock to certain directors and executive officers during fiscal year 2006.

The Company is authorized to issue 300,000,000 shares of common stock, $0.001 par value.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Restated Certificate of Incorporation.†
3.2	Amended and Restated Bylaws.†
9.1	Stockholders Agreement by and among New York & Company, Inc. and the stockholders party thereto, dated August 25, 2004.**
9.2	Amendment No. 4 to Stockholders Agreement by and among New York & Company, Inc. and the stockholders party thereto, dated May 22, 2006.
9.3	Amendment No. 5 to Stockholders Agreement by and among New York & Company, Inc. and the stockholders party thereto, dated August 16, 2006. +
10.1	Second Amended and Restated Employment Agreement between New York & Company, Inc. and Richard P. Crystal, dated August 25, 2004.**
10.2	Second Amended and Restated Employment Agreement between New York & Company, Inc. and Ronald W. Ristau, dated August 25, 2004.**
10.3	Employment Letter, dated as of March 13, 2006, between New York & Company, Inc. and Robert J. Luzzi. ††
10.4	Employment Letter, dated as of March 13, 2006, between New York & Company, Inc. and Sandra Brooslin Viviano. ††
10.5	Employment Letter, dated as of March 13, 2006, between New York & Company, Inc. and John DeWolf. ††
10.6	Amendment No.1 to Employment Letter, dated as of March 13, 2006, between New York & Company, Inc. and Robert J. Luzzi, as amended December 22, 2006.
10.7	Amendment No.1 to Employment Letter, dated as of March 13, 2006, between New York & Company, Inc. and Sandra Brooslin Viviano, as amended December 22, 2006.
10.8	Amendment No.1 to Employment Letter, dated as of March 13, 2006 between New York & Company, Inc. and John DeWolf, as amended December 22, 2006.
10.9	Transition Services Agreement by and between Lerner New York Holding, Inc. and Limited Brands, Inc., dated as of November 27, 2002.*
10.10	Amendment to Transition Services Agreement, dated as of November 27, 2002, between Lerner New York Holding, Inc.; New York & Company, Inc. as successor-in-interest to NY & Co. Group, Inc. and Limited Brands, Inc., as amended on April 19, 2006. †††
10.11	Amended and Restated Loan and Security Agreement by and among Lerner New York, Inc., Lernco, Inc., Congress Financial Corporation, Wachovia Bank, N.A., the CIT Group/Business Credit, Inc. and the other Lenders named therein, dated March 16, 2004.*
10.12	First Amendment to Amended and Restated Loan and Security Agreement by and among Lerner New York, Inc., Lernco, Inc., Congress Financial Corporation, the CIT Group/Business Credit Inc. and the other Lenders named therein, dated as of May 19, 2004.**
10.13	Second Amendment to Amended and Restated Loan and Security Agreement by and among Lerner New York, Inc., Lernco, Inc., Congress Financial Corporation, the CIT Group/Business Credit Inc. and the other Lenders named therein, dated as of December 17, 2004.†

Exhibit No.	Description
10.14	Third Amendment to Amended and Restated Loan and Security Agreement by and among Lerner New York, Inc., Lernco, Inc., Congress Financial Corporation, the CIT Group/Business Credit Inc. and the other Lenders named therein, dated as of July 19, 2005.***
10.15	Fourth Amendment to Amended and Restated Loan and Security Agreement by and among Lerner New York, Inc., Lernco, Inc., Wachovia Bank, National Association (successor by merger to Congress Financial Corporation), the CIT Group/Business Credit Inc. and the other Lenders named therein, dated as of January 4, 2006. ††
10.16	Form of Amended and Restated 2002 Stock Option Plan that became effective immediately prior to the consummation of the Company's initial public offering.**
10.17	New York & Company, Inc. 2006 Long-Term Incentive Plan approved by the Company's Board of Directors and Stockholders on May 3, 2006 and June 21, 2006, respectively. ++
21.1	Subsidiaries of the Registrant. ††
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
31.1	Certification by the Chairman, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 6, 2007.
31.2	Certification by the Chief Operating Officer and Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 6, 2007.
32.1	Written Statement of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley act of 2002, dated April 6, 2007.

---

† Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2005, as filed with the SEC on April 19, 2005.

†† Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2006, as filed with the SEC on April 7, 2006.

††† Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended April 29, 2006.

* Incorporated by reference from Amendment No. 1 to the Company's Registration Statement on Form S-1 as filed with the SEC on July 9, 2004.

** Incorporated by reference from Amendment No. 3 to the Company's Registration Statement on Form S-1 as filed with the SEC on September 14, 2004.

*** Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended July 30, 2005.

+ Incorporated by reference from the Company's Current Report on Form 8-K filed on August 17, 2006.

++ Incorporated by reference from the Company's 2006 Proxy Statement.

Exhibit 31.1

CERTIFICATION

I, Richard P. Crystal, certify that:

1. I have reviewed this Annual Report on Form 10-K of New York & Company, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 6, 2007

/s/ RICHARD P. CRYSTAL

Richard P. Crystal
Chairman, President and
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Ronald W. Ristau, certify that:

1. I have reviewed this Annual Report on Form 10-K of New York & Company, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 6, 2007

/s/ RONALD W. RISTAU

Ronald W. Ristau
Chief Operating Officer and
Chief Financial Officer

Exhibit 32.1

Certification Pursuant to 18 U.S.C. Section 1350
As adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Solely for the purposes of complying with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, we, the undersigned Chairman, President and Chief Executive Officer, and Chief Operating Officer and Chief Financial Officer of New York & Company, Inc. (the "Company"), hereby certify, based on our knowledge, that the Annual Report on Form 10-K of the Company for the year ended February 3, 2007 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

DATE: April 6, 2007

/s/ RICHARD P. CRYSTAL
Richard P. Crystal
Chairman, President and
Chief Executive Officer

/s/ RONALD W. RISTAU
Ronald W. Ristau
Chief Operating Officer and
Chief Financial Officer

Board of Directors

Richard P. Crystal
Chairman and
Chief Executive Officer, Director

Ronald W. Ristau
President and
Chief Financial Officer, Director

Bodil M. Arlander
Director

Philip M. Carpenter III
Director

M. Katherine Dwyer
Director

David H. Edwab
Director

John D. Howard
Director

Louis Lipschitz
Director

Edward W. Moneypenny
Director

Richard L. Perkal
Director

Arthur E. Reiner
Director

Pamela Grunder Sheiffer
Director

Senior Management

Richard P. Crystal*
Chairman and
Chief Executive Officer, Director

Ronald W. Ristau*
President and
Chief Financial Officer, Director

John E. DeWolf III*
Executive Vice President,
Real Estate and Strategic Initiatives

Stephen B. Ellis
Executive Vice President,
Merchandise Planning,
Allocation and Testing

Kevin L. Finnegan
Executive Vice President,
National Sales Leader

Stuart Fishman
Senior Vice President,
Planning and Allocation

Marie Fogel
Executive Vice President,
Design – Apparel

Mathew A. Gluckson
Executive Vice President,
Manufacturing

Leslie Goldmann
Executive Vice President,
General Merchandise Manager

Hope Grey
Senior Vice President,
Product Development and
Merchandising Operations

Sheamus G. Toal*
Senior Vice President and
Chief Accounting Officer

Sandra Brooslin Viviano*
Executive Vice President,
Human Resources

William G. Voit
Executive Vice President,
Chief Information Officer

*Executive Officer

Stockholder Information

Stock Transfer Agent
Registrar and Transfer Company
Attention: Investor Relations
10 Commerce Drive
Cranford, NJ 07016
Phone: (800) 368-5948

Independent Registered Public Accounting Firm
Ernst & Young LLP
5 Times Square
New York, NY 10036

Investor Inquiries
Allison Malkin
Integrated Corporate Relations
Phone: (203) 682-8200

Annual Report on Form 10-K
A copy of the Company's Annual Report on Form 10-K is included herein as filed with the Securities and Exchange Commission. Additional copies are available without charge by visiting the Company's web site at http://www.nyandcompany.com or by contacting Integrated Corporate Relations at: (203) 682-8200.

Market Data
Shares of New York & Company, Inc. common stock are traded on the New York Stock Exchange under the symbol "NWY".

Annual Meeting of Stockholders
The Annual Meeting of Stockholders will be held on June 27, 2007, at 10:00 AM, EDT, at corporate headquarters.

Corporate Headquarters
New York & Company, Inc.
450 West 33rd Street
5th Floor
New York, NY 10001

NEW YORK & COMPANY, INC.

450 West 33rd Street-5th Floor
New York, NY 10001

May 24, 2007

Dear Stockholders,

You are cordially invited to attend the Company's 2007 Annual Meeting of Stockholders which will be held at 450 West 33rd Street, 5th Floor, New York, NY 10001, on Wednesday, June 27, 2007, beginning at 10:00 a.m., EDT.

The enclosed Proxy Statement provides you with detailed information regarding the business to be considered at the meeting. Please sign and return the accompanying proxy card so that your shares will be voted as you direct, even if you cannot attend the meeting.

Sincerely,

Richard P. Crystal

Richard P. Crystal
Chairman and Chief Executive Officer

NEW YORK & COMPANY, INC.

450 West 33rd Street-5th Floor
New York, NY 10001

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TIME AND DATE	10:00 a.m., EDT on Wednesday, June 27, 2007.
PLACE	New York & Company, Inc.'s corporate headquarters at: 450 West 33rd Street 5th Floor New York, NY, 10001
ITEMS OF BUSINESS	• To elect members of the board of directors. • To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the 2007 fiscal year. • To transact such other business as may properly come before the Annual Meeting and any adjournment or postponement.
RECORD DATE	You can vote if you are a stockholder of record as of Tuesday, May 15, 2007.
PROXY VOTING	It is important that your shares be represented and voted at the Annual Meeting. You can vote your shares by completing and returning your proxy card. Voting instructions are printed on your proxy card or included with your proxy materials. You can revoke a proxy prior to its exercise at the Annual Meeting by following the instructions in the accompanying Proxy Statement.

Richard P. Crystal
Chairman and Chief Executive Officer

May 24, 2007

TABLE OF CONTENTS

PROXY STATEMENT

Why did I receive these proxy materials?

The Company is providing this Notice of Annual Meeting, Proxy Statement, voting instructions and Annual Report (the "proxy materials") in connection with the solicitation by the board of directors of New York & Company, Inc. ("New York & Company," the "Company," "we," "us" or "our"), a Delaware corporation, of proxies to be voted at the Company's 2007 Annual Meeting of Stockholders and at any adjournment or postponement.

You are invited to attend the Company's Annual Meeting of Stockholders on June 27, 2007 (the "Meeting"), beginning at 10:00 am, EDT. The Meeting will be held at 450 West 33rd Street, 5th Floor, New York, NY 10001. Stockholders will be admitted to the Meeting beginning at 9:30 am, EDT. Seating will be limited.

These proxy materials are being mailed on or about May 24, 2007.

What should I bring with me to attend the Annual Meeting?

Stockholders must present a form of personal identification in order to be admitted to the Meeting.

If your shares are held beneficially in the name of a bank, broker or other holder of record and you plan to attend the Meeting, you must also present proof of your ownership of New York & Company stock, such as a bank or brokerage account statement, to be admitted to the Meeting.

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the Meeting.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

If your shares are registered directly in your name with New York & Company's transfer agent, Registrar and Transfer Company, you are considered the "stockholder of record" with respect to those shares. The proxy materials have been sent directly to you by New York & Company.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" of shares held in street name. The proxy materials have been forwarded to you by your broker, bank or other holder of record who is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record on how to vote your shares by using the proxy or voting instructions included in the mailing or by following their instructions for voting by telephone or on the Internet.

Who is entitled to vote at the Annual Meeting?

Stockholders of record on May 15, 2007, the record date for the Meeting, are entitled to receive notice of and vote at the Meeting. At the close of business on May 15, 2007, there were 58,043,382 shares of the Company's common stock outstanding.

How do I vote?

You may vote using either of the following methods:

By Mail

Be sure to complete, sign and date the proxy card or voting instruction card and return it in the prepaid envelope. If you are a stockholder of record and you return your signed proxy card but do not indicate your voting preferences, the persons named in the proxy card will vote the shares represented by that proxy as recommended by the board of directors.

If you are a stockholder of record, and the prepaid envelope is missing, please mail your completed proxy card to: Registrar and Transfer Company, Attention: Investor Relations, 10 Commerce Drive, Cranford, NJ 07016.

In person at the Annual Meeting

All stockholders may vote in person at the Meeting. You may also be represented by another person at the Meeting by executing a proper proxy designating that person. If you are a beneficial owner of shares, you must obtain a legal proxy from your broker, bank or other holder of record and present it to the inspectors of election with your ballot to be able to vote at the Meeting.

What can I do if I change my mind after I vote my shares?

If you are a stockholder of record, you can revoke your proxy before it is exercised by:

- written notice to: Registrar and Transfer Company, Attention: Investor Relations, 10 Commerce Drive, Cranford, NJ 07016;
- timely delivery of a valid, later-dated proxy; or
- voting by ballot at the Meeting.

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your bank, broker or other holder of record. You may also vote in person at the Meeting if you obtain a legal proxy as described in the answer to the previous question.

What is "householding" and how does it affect me?

The Company has adopted a procedure approved by the U.S. Securities and Exchange Commission ("SEC") called "householding." Under this procedure, stockholders of record who have the same address and last name will receive only one copy of the Company's proxy materials, unless one or more of these stockholders notifies the Company that they wish to continue receiving individual copies. This procedure will reduce the Company's printing costs and postage fees.

Stockholders who participate in householding will continue to receive separate proxy cards. Also, householding will not in any way affect dividend check mailings, if any.

If you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of the proxy materials, or if you hold stock in more than one account, and in either case you wish to receive only a single copy of each of these documents for your household, please make a written request to: Registrar and Transfer Company, Attention: Investor Relations, 10 Commerce Drive, Cranford, NJ 07016. If multiple stockholders of record who have the same address received only one copy of these proxy materials and would like to receive additional copies, or if they would like to receive a copy for each stockholder living at that address in the future, send a written request to the address above or call 1-800-368-5948.

Beneficial owners can request information about householding from their banks, brokers or other holders of record.

What are the voting requirements for the proposals?

Under the Company's by-laws, the holders of a majority of the outstanding shares of common stock entitled to vote at the Meeting, present in person or represented by proxy, constitute a quorum. A plurality of the votes cast is required for the election of directors and the affirmative vote of the majority of shares present in person or represented by proxy at the Meeting is required for the ratification of Ernst & Young LLP. Abstentions and "broker non-votes" are counted as present and entitled to vote for purposes of determining a quorum. A "broker non-vote" occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

Could other matters be decided at the Annual Meeting?

At the date this Proxy Statement went to press, the Company did not know of any matters to be raised at the Meeting other than those referred to in this Proxy Statement.

If other matters are properly presented at the Meeting for consideration, the Proxy Committee appointed by the Company's current board of directors will have the discretion to vote on those matters for you.

Who will pay for the cost of this proxy solicitation?

The Company will pay for the cost of this proxy solicitation. The Company does not intend to solicit proxies otherwise than by use of the mail, but certain officers and regular employees of the Company or its subsidiaries, without additional compensation, may use their personal efforts, by telephone or otherwise, to obtain proxies.

Who will count the vote?

Representatives of the Company's transfer agent, Registrar and Transfer Company, will tabulate the votes and act as inspectors of election.

Other information.

The Company's Annual Report on Form 10-K for the 53-week fiscal year ended February 3, 2007 ("fiscal year 2006") accompanies this Proxy Statement. No material contained in the Annual Report is to be considered a part of the proxy solicitation material. The fiscal years referred to in this Proxy Statement as "fiscal year 2004," "fiscal year 2005," "fiscal year 2007," "fiscal year 2008," and "fiscal year 2009" refer to the 52-week fiscal years that end on January 29, 2005, January 28, 2006, February 2, 2008, January 31, 2009, and January 30, 2010, respectively.

The contents of the Company's corporate website (*http://www.nyandcompany.com*) are not incorporated by reference into this Proxy Statement.

The "COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION" included in this Proxy Statement shall not be deemed incorporated by reference by general statement incorporating by reference this Proxy Statement into any of the Company's filings under the Securities Act of 1933, as amended ("Securities Act"), or the Securities Exchange Act of 1934, as amended ("Exchange Act"), except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

PROPOSALS REQUIRING YOUR VOTE

ITEM 1—Election of Directors

The Company's board of directors currently has twelve members. Eleven of these board members are standing for re-election to hold office until the next Annual Meeting of Stockholders. Proxies cannot be voted for more than eleven directors. On May 10, 2007, M. Katherine Dwyer informed the Company that at the conclusion of her current term she intends not to stand for re-election to the Company's board of directors. Ms. Dwyer did not cite any disagreement on any matter relating to the Company's operations, policies or practices. The board of directors is proceeding with its search to fill the vacancy that will be created after Ms. Dwyer's departure.

The Proxy Committee appointed by the Company's current board of directors intends to vote the proxy (if you are a stockholder of record) for the election of each of these nominees unless you indicate on the proxy card that your vote should be withheld from any or all of the nominees.

Each nominee elected as a director will continue in office until his or her successor has been elected and qualified, or until his or her earlier death, resignation or retirement.

The Company expects each nominee for election as a director to be able to serve if elected. If any nominee is not able to serve, proxies will be voted in favor of the remainder of those nominated and may be voted for substitute nominees, unless the board chooses to reduce the number of directors serving on the board.

The principal occupation and certain other information about the nominees are set forth on the following pages.

The board of directors unanimously recommends a vote FOR the election of these nominees as directors.

Nominees for Directors

The following table sets forth the name, age and principal position of each of the Company's eleven nominees for director positions:

Name	Age	Position
Richard P. Crystal	62	Chairman, Chief Executive Officer and Director
Ronald W. Ristau	53	President, Chief Financial Officer and Director
Bodil M. Arlander	43	Director
Philip M. Carpenter III	35	Director
David H. Edwab	52	Director
John D. Howard	54	Director
Louis Lipschitz	62	Director
Edward W. Moneypenny	65	Director
Richard L. Perkal	53	Director
Arthur E. Reiner	66	Director
Pamela Grunder Sheiffer	61	Director

Richard P. Crystal currently serves as Chairman and Chief Executive Officer. Mr. Crystal was named President and Chief Executive Officer in 1996 and became Chairman in 2004. Previously, Mr. Crystal had a 20 year career at R.H. Macy/Federated, including a variety of senior management positions, culminating in his serving as Chairman and Chief Executive Officer, Product Development and Specialty Retail (Aéropostale, Inc.). Mr. Crystal began his career in retailing at Stern's. He has approximately 30 years of experience in the retail industry and 18 years experience in specialty retail. Mr. Crystal holds a B.A. in history from New York University.

Ronald W. Ristau was named President and Chief Financial Officer in 2007. Mr. Ristau has served as Chief Operating Officer since 2002 and had served as Executive Vice President, Operations and Administration from 1998 until 2002. Mr. Ristau has also held the position of Chief Financial Officer since April 2004. Previously, Mr. Ristau was Executive Vice President and Chief Financial Officer of Revlon Consumer Products USA. Prior to that, he served at Max Factor as Vice President of Finance. Additionally, Mr. Ristau was employed at Playtex U.S. and United Technologies, and began his career in business at Peat, Marwick, Mitchell & Co. Mr. Ristau holds an M.B.A. from The Fuqua School of Business at Duke University and a B.B.A. from Roanoke College.

Bodil M. Arlander has served as a director since 2002 and currently is a Senior Managing Director of Bear, Stearns & Co. Inc. and a Partner of Bear Stearns Merchant Banking, LLC, an affiliate of Bear, Stearns & Co. Inc. and of the controlling shareholder of New York & Company, which she joined in April 1997. Between 1991 and 1997, she worked in the Mergers and Acquisitions Group of Lazard & Co. LLC. Prior to entering the finance industry, Ms. Arlander worked throughout Europe in the fashion and beauty industry. She also currently serves as a director of several private corporations, including CamelBak Group, LLC, Seven For All Mankind, LLC, Transamerican Auto Parts (TAP Holdings, LLC), and the publicly traded company Aéropostale, Inc.

Philip M. Carpenter III has served as a director since 2002 and is a Managing Director of Bear, Stearns & Co. Inc. and a Partner of Bear Stearns Merchant Banking, LLC, an affiliate of Bear, Stearns & Co. Inc. and of the controlling shareholder of New York & Company, which he joined in August 2002. Previously, Mr. Carpenter was a Principal with Brockway Moran & Partners, Inc., a private equity investment firm with whom he was employed from 1998 to 2002. Prior to that, he was with the private equity investment firm Trivest, Inc. and the investment banking department of Bear, Stearns & Co. Inc. Mr. Carpenter is currently a director of Multi Packaging Solutions, Inc. Mr. Carpenter holds a B.S. in Accounting from the State University of New York at Binghamton.

David H. Edwab has served as a director since 2003. Mr. Edwab has served as an officer and director of Men's Wearhouse, Inc. for over 15 years, starting as Vice President of Finance and Director in 1991, serving as Chief Operating Officer from 1993 to 1997, where he was elected President in 1997. In November 2000, Mr. Edwab joined Bear, Stearns & Co. Inc. as a Senior Managing Director, Head of the Retail Group in the Investment Banking Department. At such time, Mr. Edwab resigned as President of Men's Wearhouse, Inc. and was then named Vice Chairman of its Board of Directors. In February 2002, Mr. Edwab re-joined Men's Wearhouse, Inc. and continues to serve as Vice Chairman of its Board of Directors. In 2006, Mr. Edwab became an Operating Partner of Bear Stearns Merchant Banking, LLC. In addition, Mr. Edwab currently serves as a director of Aeropostale, Inc., Vitamin Shoppe Industries Inc. and several other private companies affiliated with Bear Stearns Merchant Banking, LLC. Mr. Edwab is a Certified Public Accountant. Mr. Edwab also serves as Vice Chairman of the Zimmer Family Foundation and as the Managing Member of David Edwab, LLC.

John D. Howard has served as a director since 2002. He is currently a Senior Managing Director of Bear, Stearns & Co. Inc. and is the Chief Executive Officer of Bear Stearns Merchant Banking, LLC, an affiliate of Bear, Stearns & Co. Inc. and of the controlling shareholder of New York & Company. Mr. Howard has been the head of the merchant banking department of Bear, Stearns & Co. Inc. since its inception in 1997. From 1990 to 1997, he was a co-CEO of Vestar Capital Partners, Inc., a private investment firm specializing in management buyouts. Previously, he was a Senior Vice President of Wesray Capital Corporation, a private investment firm specializing in leveraged buyouts. Mr. Howard also currently serves as a director of Aéropostale, Inc., Integrated Device Technology, Inc., Vitamin Shoppe Industries Inc. and several other private companies.

Louis Lipschitz has served as a director since 2005. Mr. Lipschitz retired from his position as Executive Vice President and Chief Financial Officer of Toys "R" Us, Inc. in March 2004. He joined

Toys "R" Us, Inc. in 1986 where he held various senior level finance positions, as well as served as a member of the management executive committee. From 1982 to 1986, Mr. Lipschitz served as Senior Vice President and Chief Financial Officer of Lerner Stores, Inc. He began his career in public accounting in 1968 with the firm of S.D. Leidesdorf & Co., which subsequently merged with Ernst & Young. He has a B.S. in Accounting from Hunter College and is a Certified Public Accountant in the state of New York. Mr. Lipschitz currently serves as a director of New Alternatives for Children, Inc. and the publicly traded companies Majesco Entertainment Company, Finlay Enterprises, Inc. and Forward Industries, Inc.

Edward W. Moneypenny was appointed as a director in March 2006. From 2002 until his retirement in January 2006, Mr. Moneypenny served as Senior Vice President of Finance and Chief Financial Officer of 7-ELEVEN, Inc., the largest chain in the convenience retailing industry. Prior to 2002, Mr. Moneypenny held senior finance officer positions at two former fortune 500 companies in the energy industry, Florida Progress Corporation and Oryx Energy Corporation. Mr. Moneypenny currently serves as a director of the publicly traded company The Timberland Company. Mr. Moneypenny also serves as a director of Saint Joseph's University and as an executive committee member of the Dean's Business Council at the University of Illinois, College of Business. He previously served as a member of the board of directors at Oryx Energy Corporation. Mr. Moneypenny graduated from Saint Joseph's University in Philadelphia with a bachelor's degree in Accounting and received a master's degree in Accounting Science from the University of Illinois.

Richard L. Perkal has served as a director since 2004. Mr. Perkal is currently a Senior Managing Director of Bear, Stearns & Co. Inc. and is a Partner of Bear Stearns Merchant Banking, LLC, an affiliate of Bear, Stearns & Co. Inc. and of the controlling shareholder of New York & Company, which he joined in July 2000. Prior to joining Bear, Stearns & Co. Inc., Mr. Perkal was a senior partner in the law firm of Kirkland & Ellis LLP where he headed the Washington, D.C. corporate transactional practice, primarily focusing on leveraged buyouts and recapitalizations. Mr. Perkal currently serves as a director of CamelBak Group, LLC, Stuart Weitzman Holdings, LLC and Vitamin Shoppe Industries Inc.

Arthur E. Reiner has served as a director since 2003 and is currently Chairman and Chief Executive Officer of Finlay Enterprises, Inc. and Finlay Fine Jewelry Corporation. Mr. Reiner joined Finlay in 1995. He became President and Chief Executive Officer of Finlay Enterprises in 1996 and was named Chairman in 1999. Mr. Reiner began his retailing career in 1962 at Bamberger's, then a division of R. H. Macy's, and held various positions with Macy's, including Chairman and Chief Executive Officer of Macy's Northeast and Macy's East until 1995. A graduate of Rutgers University, Mr. Reiner served as Chairman of the Education Foundation of the Fashion Institute of Technology from 1985 to 1995 and was named Executive Vice President in 1995. He currently serves as a director of and as a member of the executive committee of Jewelers for Children.

Pamela Grunder Sheiffer was appointed as a director in August 2006. Since 1997, Ms. Grunder Sheiffer has served as President of P. Joyce Associates, Inc., a consulting firm that specializes in retail, manufacturing and licensing and that provides services to investment firms. From 1995 to 1997, she was President of The Design and Source Company, a manufacturer of ladies' apparel. From 1988 to 1995, she was Vice President of Merchandising and Marketing for the Retail Apparel Group, Inc. d/b/a/ Dots, a retailer of women's clothing with over 250 stores. Prior to that, Ms. Grunder Sheiffer held various senior management positions in retail, including Senior Vice President of May Department Stores. She is currently Vice Chairman of Learning Leaders, one of New York City's largest educational non-profit organizations with approximately 15,000 volunteers in the New York City schools. She is a former member of the board of directors of Dan River Mills, Inc., a manufacturer and marketer of textile products for home fashions and apparel fabrics, and is currently a member of the board of directors of Rock of Ages, a granite quarrier, manufacturer and retailer (NASDAQ: ROAC).

Board and Committee Membership

The Company is a controlled company under New York Stock Exchange rules and therefore is not required to have an independent board, compensation committee or nomination and governance committee. A company of which more than 50% of the voting power is held by an individual, a group or another company is considered to be a controlled company. BSMB/NYCG, LLC, an affiliate of Bear Stearns Merchant Banking, and The Bear Stearns Companies Inc., has held over 50% of the voting power of the Company since its acquisition of Lerner New York Holding, Inc. and its subsidiaries from Limited Brands, Inc. ("Limited Brands") on November 27, 2002. In addition, the several limited partnerships directly or indirectly controlled by Bear Stearns Merchant Capital II, L.P., referred to herein as "Bear Stearns Merchant Banking," have the right to designate ten people to the Company's board of directors pursuant to a stockholders agreement. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" for a description of material relationships between Bear Stearns Merchant Banking and the Company.

The Company's business, property and affairs are managed under the direction of the Company's board of directors. The board of directors has established four committees consisting of an audit committee, a nomination and governance committee, a compensation committee and an ethics committee. Members of the Company's board of directors are kept informed of its business through discussions with the Company's Chairman and Chief Executive Officer and other officers by reviewing materials provided to them and by participating in meetings of the board of directors and its committees.

The board of directors of New York & Company, Inc. is currently comprised of twelve directors, eleven of whom are standing for re-election. During fiscal year 2006, the board of directors met seven times. Each director attended at least 75 percent of the aggregate of all meetings of the board of directors and of all committees on which such person served during fiscal year 2006. Four members of the board of directors attended the Company's annual meeting on June 21, 2006. All board members are encouraged to attend the Company's Annual Meeting of Stockholders.

The non-management members of the Company's board of directors hold regularly scheduled executive sessions without management that are chaired by the presiding director. John D. Howard is currently the presiding director of the non-management directors of the Company.

The Audit Committee

Under the terms of its charter, the audit committee represents and assists the board with the oversight of the integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements, the qualifications and independence of the Company's independent registered public accounting firm, the performance of the Company's internal audit function, and the preparation of an audit committee report as required by the SEC to be included in the Company's annual Proxy Statement. The audit committee meets at least four times each year, including periodic meetings held separately with management, the internal auditor, and the independent registered public accounting firm. In fiscal year 2006, the committee met twelve times. At February 3, 2007, the audit committee was comprised of Louis Lipschitz (chairperson), M. Katherine Dwyer and Edward W. Moneypenny.

On May 10, 2007, M. Katherine Dwyer informed the Company that at the conclusion of her current term she intends not to stand for re-election to the Company's board of directors. The Company anticipates that Pamela Grunder Sheiffer will serve as an independent director to the audit committee to replace Ms. Dwyer after the date of the Annual Meeting.

The board of directors has determined that Louis Lipschitz, chairperson of the audit committee, is an "audit committee financial expert" for purposes of the SEC's rules adopted pursuant to the Sarbanes-Oxley Act of 2002.

The board of directors has determined that Louis Lipschitz, M. Katherine Dwyer, Edward W. Moneypenny and Pamela Grunder Sheiffer are independent members of the board of directors and the audit committee in accordance with the independence requirements of the New York Stock Exchange and Exchange Act Rule 10A-3.

Mr. Lipschitz currently serves on the audit committees of four public companies. Given that Mr. Lipschitz is retired, the board of directors has determined that his simultaneous service on these other audit committees does not impair Mr. Lipschitz's ability to serve on the Company's audit committee.

The Nomination and Governance Committee

Under the terms of its charter, the nomination and governance committee is responsible for assisting the board of directors in its oversight of board composition, corporate governance policies and practices, and related matters. In fiscal year 2006, the nomination and governance committee held four meetings. The nomination and governance committee is currently comprised of Richard P. Crystal (chairperson), John D. Howard, Richard L. Perkal and Ronald W. Ristau.

The nomination and governance committee periodically reviews the appropriate size of the board of directors, whether any vacancies are expected due to retirement or otherwise, and the need for particular expertise on the board of directors. In evaluating and determining whether to recommend a candidate to the board of directors, the committee reviews the appropriate skills and characteristics required of board members in the context of the background of existing members and in light of the perceived needs for the future development of the Company's business, including issues of diversity and experience in different substantive areas, such as retail operations, marketing, technology, distribution, real estate and finance. Candidates may come to the attention of the committee from a variety of sources, including current board members, stockholders, management, and search firms. The committee shall have sole authority to retain and terminate any search firm used to identify candidates for the board of directors, including the sole authority to approve such firm's fees and other retention terms. The committee shall also have the authority to retain other professional advisors, when necessary or appropriate. All candidates are reviewed in the same manner regardless of the source of the recommendation. See "STOCKHOLDER PROPOSALS FOR THE 2008 ANNUAL MEETING" for procedures describing how a stockholder can submit a proposal to the board of directors.

The Compensation Committee

Under the terms of its charter, the compensation committee is directly responsible for assisting the board of directors in its oversight of compensation for the Company's senior management, compensation for the board of directors, evaluation and succession planning for the Chief Executive Officer and related matters. The committee shall have sole authority to retain and terminate any executive compensation consultants engaged to provide advice to the committee related to its responsibilities, including the sole authority to approve such consultants' fees and other retention terms. The committee shall also have the authority to retain other professional advisors, when necessary or appropriate. In fiscal year 2006, the compensation committee met eight times. The compensation committee is currently comprised of Arthur E. Reiner (chairperson), Bodil M. Arlander and Pamela Grunder Sheiffer.

The Ethics Committee

Under the terms of its charter, the ethics committee is directly responsible for assisting the board of directors in fulfilling its responsibilities relating to the Company's compliance procedures for the code of business conduct. The ethics committee shall have sole authority to retain and terminate any advisors engaged to provide advice to the ethics committee related to its responsibilities, including the sole authority to approve such advisors' fees and other retention terms. In fiscal year 2006, the ethics committee met five times. At February 3, 2007, the ethics committee was comprised of M. Katherine Dwyer (chairperson) and Arthur E. Reiner, both of whom have been determined to be independent directors by the board of directors.

On May 10, 2007, M. Katherine Dwyer informed the Company that at the conclusion of her current term she intends not to stand for re-election to the Company's board of directors. The Company anticipates that Pamela Grunder Sheiffer will serve as an independent director to the ethics committee to replace Ms. Dwyer after the date of the Annual Meeting and that Arthur E. Reiner will assume the chairperson role of the ethics committee at such time.

2006 Director Compensation

The following table summarizes the principal components of fiscal year 2006 compensation for the Company's board of directors. The compensation set forth below fully reflects compensation for services performed as a member of the Company's board of directors.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
M. Katherine Dwyer	47,000	19,336	—	—	—	—	66,336
David H. Edwab	2,500	19,336	—	—	—	—	21,836
Louis Lipschitz	54,500	19,336	24,128	—	—	—	97,964
Edward W. Moneypenny	47,792	—	21,593	—	—	—	69,385
Arthur E. Reiner	45,500	19,336	—	—	—	—	64,836
Pamela Grunder Sheiffer	30,500	—	8,948	—	—	—	39,448

(1) Directors who are also employees of the Company, employees of Bear, Stearns & Co. Inc., or otherwise not affirmatively determined to be independent directors in accordance with New York Stock Exchange rules, are not compensated for their duties as a director. All other members of the board of directors are compensated for their services. Each compensated director receives an annual retainer of $25,000, which is supplemented by additional payments of: $1,000 for each board meeting attended in person; $500 for each board meeting attended telephonically; $5,000 annually for acting as a committee chairperson ($10,000 for acting as audit committee chairperson); $1,000 for each committee meeting attended in person ($1,500 for each audit committee meeting attended in person); $500 for each committee meeting attended telephonically; and reasonable travel expenses for in-person attendance at board of directors and committee meetings.

(2) The amounts in these columns reflect the dollar amount of the value of awards pursuant to the Company's equity incentive plans recognized as compensation expense for financial statement reporting purposes for fiscal year 2006 in accordance with Statement of Financial Accounting Standards No. 123(R), "Share-Based Payments" ("SFAS 123-R"), excluding any estimate for forfeitures, and thus may include amounts related to awards granted in and prior to fiscal year 2006. For the relevant assumptions used to determine the valuation of stock option and restricted stock awards for fiscal year 2006, fiscal year 2005, and fiscal year 2004, refer to footnote 11, "Share-Based Compensation," in the Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for fiscal year 2006, as filed with the SEC on April 6, 2007.

The following table provides information relating to outstanding equity awards held by the non-management directors at fiscal year end, February 3, 2007.

Name	Option Awards		Stock Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Number of Shares of Stock That Have Not Vested (#)
M. Katherine Dwyer	78,758	—	3,500
David H. Edwab	60,853	—	3,500
Louis Lipschitz	3,334	6,666	3,500
Edward W. Moneypenny	—	10,000	—
Arthur E. Reiner	93,929	—	3,500
Pamela Grunder Sheiffer	—	10,000	—

CORPORATE GOVERNANCE

Board Committee Charters

The charters for the Company's audit committee, nomination and governance committee, compensation committee and ethics committee are available free of charge on the Company's website at *http://www.nyandcompany.com*, or upon written request to the Corporate Secretary, New York & Company, 450 West 33rd Street, 5th Floor, New York, NY 10001. A copy of the audit committee charter is also attached to this Proxy Statement as Annex 1.

Corporate Governance Guidelines

The board of directors of the Company adopted the corporate governance guidelines to assist in the exercise of its responsibilities. The Company's corporate governance guidelines are available free of charge on the Company's website at *http://www.nyandcompany.com*, or upon written request to the Corporate Secretary, New York & Company, 450 West 33rd Street, 5th Floor, New York, NY 10001.

Code of Business Conduct Guidelines

The Company has code of business conduct guidelines that apply to all Company associates, including its principal executive officer, principal financial officer and principal accounting officer, as well as members of the board of directors. The code of business conduct guidelines are available free of charge on the Company's website at *http://www.nyandcompany.com*, or upon written request to the Corporate Secretary, New York & Company, 450 West 33rd Street, 5th Floor, New York, NY 10001. Any updates or amendments to the code of business conduct guidelines, and any waiver that applies to a director or executive officer, will also be posted on the website.

Stockholder Communications with the Board of Directors

Stockholders and other interested parties may contact the board of directors, the presiding director, or the non-management directors as a group (c/o the Chairperson of the Ethics Committee) at the following address:

Board of Directors or
Chairperson of the Ethics Committee
New York & Company
450 West 33rd Street
5th Floor.
New York, NY 10001

Communications regarding accounting, internal accounting controls or auditing matters may also be reported to the Company's board of directors using the above address or through the Company's Ethics Hotline. Information about how to contact the board of directors and the Ethics Hotline is also available on the Company's website at *http://www.nyandcompany.com*.

ITEM 2—Ratification of Independent Registered Public Accounting Firm

The board of directors, upon the recommendation of its audit committee, has ratified the selection of Ernst & Young LLP to serve as the Company's independent registered public accounting firm for fiscal year 2007, subject to ratification by the Company's stockholders.

Representatives of Ernst & Young LLP will be present at the Meeting to answer questions. They also will have the opportunity to make a statement if they desire to do so.

The Company is asking its stockholders to ratify the selection of Ernst & Young LLP as the Company's independent registered public accounting firm. Although ratification is not required by the Company's by-laws or otherwise, the board of directors is submitting the selection of Ernst & Young LLP to the Company's stockholders for ratification because the Company values its stockholders' views on the Company's independent registered public accounting firm and as a matter of good corporate practice. In the event that the Company's stockholders fail to ratify the selection, it will be considered as a direction to the board of directors and the audit committee to consider the selection of a different firm. Even if the selection is ratified, the audit committee in its discretion may select a different independent registered public accounting firm, subject to ratification by the board of directors, at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

The board of directors unanimously recommends a vote FOR the ratification of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal year 2007.

Audit and Non-Audit Fees

The following table presents fees for professional audit services rendered by Ernst & Young LLP for the audit of the Company's annual financial statements for fiscal year 2006 and fiscal year 2005, and fees billed for other services rendered by Ernst & Young LLP during those periods.

	Fiscal Year 2006	Fiscal Year 2005
Audit fees(1)	$827,315	$1,061,510
Audit-related fees(2)	—	27,000
Tax fees(3)	139,875	264,000
All other fees	2,709	2,716
Total	$969,899	$1,355,226

(1) Audit fees consist of audit work performed in connection with the annual financial statements and the effectiveness of the Company's internal control over financial reporting and management's assessment thereof, as required by Section 404 of the Sarbanes-Oxley Act of 2002, the reviews of unaudited quarterly financial statements, and work generally only the independent registered public accounting firm can reasonably provide, such as consents, comfort letters and review of documents filed with the SEC.

(2) Audit-related fees include consultation services for internal control reviews in fiscal year 2005.

(3) Tax fees include tax compliance preparation and tax planning services for federal, state and local income tax and sales and use tax.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of the Independent Registered Public Accounting Firm

Consistent with SEC policies regarding auditor independence, the audit committee has responsibility for appointing, setting compensation and overseeing the work of the independent registered public accounting firm. In recognition of this responsibility, the audit committee has established a policy to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm.

Prior to engagement of the independent registered public accounting firm for the next year's audit, management will submit a list of services and related fees expected to be rendered during that year within each of four categories of services to the audit committee for approval:

1. ***Audit*** services include audit work performed on the financial statements and internal control over financial reporting, as well as work that generally only the independent registered public accounting firm can reasonably be expected to provide, including comfort letters, statutory audits, and discussions surrounding the proper application of financial accounting and/or reporting standards;

2. ***Audit-Related*** services are for assurance and related services that are traditionally performed by the independent registered public accounting firm, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements;

3. ***Tax*** services include all services, except those services specifically related to the audit of the financial statements, performed by the independent registered public accounting firm's tax personnel, including tax analysis; assisting with coordination of execution of tax-related activities, primarily in the area of corporate development; supporting other tax-related regulatory requirements; and tax compliance and reporting; and

4. ***All Other*** services are those services not captured in the audit, audit-related or tax categories. The Company generally does not request such services from the independent registered public accounting firm.

The fees are budgeted and the audit committee requires the independent registered public accounting firm and management to report actual fees versus the budget periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval categories. In those instances, the audit committee requires specific pre-approval before engaging the independent registered public accounting firm.

The audit committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the audit committee at its next scheduled meeting.

Audit Committee Report

The role of the audit committee is to assist the board of directors in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of the Company, including its internal control over financial reporting. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. The Company's independent registered public accounting firm, Ernst & Young LLP, is responsible for auditing the financial statements and expressing an opinion as to their conformity with generally accepted accounting principles, reviewing the unaudited quarterly financial statements and auditing and expressing opinions on both management's assessment of and the effectiveness of the Company's internal control over financial reporting.

During fiscal year 2006, the audit committee met and held discussions with management and the independent registered public accounting firm and independently as a committee to fulfill its responsibilities pursuant to the Company's audit committee charter. Management represented to the audit committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the audit committee has reviewed and discussed the consolidated financial statements as of and for the year ended February 3, 2007 with management and the independent registered public accounting firm, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. In addition, the audit committee reviewed and discussed with management and the Company's independent registered public accounting firm both management's annual report on internal control over financial reporting and the report of the independent registered public accounting firm thereto. The audit committee discussed with the independent registered public accounting firm all matters required to be discussed by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61, as amended, "Communication With Audit Committees."

In addition, the audit committee has discussed with the independent registered public accounting firm the auditor's independence from the Company and its management, including the matters in the written disclosures required by the Independence Standards Board Standard No. 1, "Independence Discussions With Audit Committees." The audit committee also has considered whether the independent registered public accounting firm's provision of non-audit services to the Company is compatible with the auditor's independence. The audit committee has concluded that the independent registered public accounting firm, Ernst & Young LLP, is independent from the Company and its management (see "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS").

The audit committee discussed with the Company's independent registered public accounting firm the overall scope and plans for its integrated audit of the Company's financial statements and internal control over financial reporting. In addition, the audit committee met with the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, the evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the audit committee recommended to the board of directors, and the board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended February 3, 2007, for filing with the Securities and Exchange Commission. The audit committee has selected, and the board of directors has ratified, the Company's independent registered public accounting firm, Ernst & Young LLP.

Louis Lipschitz *(Chairperson)*
M. Katherine Dwyer
Edward W. Moneypenny

EXECUTIVE OFFICERS

The following table sets forth the name, age and principal position of each of the Company's executive officers:

Name	Age	Position
Richard P. Crystal	62	Chairman, Chief Executive Officer and Director
Ronald W. Ristau	53	President, Chief Financial Officer and Director
John E. DeWolf III	52	Executive Vice President, Real Estate and Strategic Initiatives
Sheamus G. Toal	38	Senior Vice President and Chief Accounting Officer
Sandra Brooslin Viviano..	51	Executive Vice President, Human Resources

See the table under "Nominees for Directors" for the past business experience of Richard P. Crystal and Ronald W. Ristau.

John E. DeWolf III was named Executive Vice President, Real Estate and Strategic Initiatives in 2007 and had served as Executive Vice President, Real Estate since 2003. Previously, Mr. DeWolf was Senior Vice President, Development at New England Development. Prior to that, he served as Senior Vice President, Real Estate at Woolworth Corporation. Additionally, Mr. DeWolf was employed at Disney Stores Inc. and The Limited, Inc. Mr. DeWolf began his career in real estate at The Pyramid Companies. Mr. DeWolf has over 25 years of experience in real estate and holds a B.S. and a J.D. from Syracuse University.

Sheamus G. Toal was named Senior Vice President and Chief Accounting Officer in 2007. Mr. Toal has served as the Company's Vice President, Controller and Treasurer and its Principal Accounting Officer since 2004. Prior to that, Mr. Toal was the Vice President and Controller of Footstar, Inc. (a specialty retailer) from 2002 to 2004 and was its Controller from 2001 to 2002. Prior to that, Mr. Toal served in a variety of senior financial management positions with Standard Motor Products, Inc. from 1997 to 2001. Mr. Toal began his career with KPMG LLP where he served in various roles, including a management level position within KPMG's Manufacturing, Retail and Distribution Group. Mr. Toal holds a B.S. in Accounting from St. John's University. Mr. Toal is a Certified Public Accountant in the state of New York.

Sandra Brooslin Viviano was named Executive Vice President, Human Resources in 2003 and had served as Vice President, Human Resources since 2002. Previously, Ms. Brooslin Viviano was the Director of Human Resources for Victoria's Secret Direct, LLC's Executive Office and spent 10 years in human resources and merchandising positions with Victoria's Secret Direct, LLC and Victoria's Secret Stores, Inc. She began her career in retailing with Casual Corner Group. Ms. Brooslin Viviano has more than 20 years of specialty retailing experience and holds a B.A. from the University of Massachusetts.

SECURITIES OWNERSHIP OF OFFICERS, DIRECTORS AND OWNERS OF 5% OR MORE OF THE COMPANY'S COMMON STOCK

The following table sets forth information known to the Company with respect to the beneficial ownership of its common stock as of May 4, 2007. The table reflects the beneficial ownership by (i) each stockholder known by the Company to own beneficially more than 5% of its common stock, (ii) each executive officer listed in the Summary Compensation Table (the "named executive officers"), (iii) each of its directors, and (iv) all of its directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC. Such rules provide that in calculating the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days after May 4, 2007 are deemed to be outstanding.

Name of beneficial owner	Amount and nature of beneficial ownership(1)	Percent of class(1)
Richard P. Crystal	2,269,904(2)	3.79%
Ronald W. Ristau	1,572,668(3)	2.67%
John E. DeWolf III	294,153(4)	*
Robert J. Luzzi	6,666(5)	*
Sheamus G. Toal	16,500(6)	*
Sandra Brooslin Viviano	253,016(7)	*
Bodil M. Arlander	—(8)	*
Philip M. Carpenter III	—(9)	*
M. Katherine Dwyer	82,258(10)	*
David H. Edwab	64,353(11)	*
John D. Howard	31,618,972(12)	54.47%
Louis Lipschitz	6,834(13)	*
Edward W. Moneypenny	3,333(14)	*
Richard L. Perkal	—(15)	*
Arthur E. Reiner	107,429(16)	*
Pamela Grunder Sheiffer	—	*
Snow Capital Management, L.P.	4,872,861(17)	8.40%
BSMB/NYCG LLC	31,618,972(12)	54.47%
All directors and executive officers as a group (15 persons)	36,289,420	59.09%

* Less than 1%.

(1) Information as to the percentage of shares beneficially owned is calculated based on 58,043,382 shares of common stock outstanding on May 4, 2007. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Except as otherwise indicated in these footnotes, each of the beneficial owners has, to the Company's knowledge, sole voting and investment power with respect to the indicated shares of common stock. Unless otherwise noted, the address of each beneficial owner is 450 W. 33rd Street, 5th Floor, New York, NY 10001.

(2) Includes 343,553 shares of common stock, 15,000 shares of restricted stock and 1,911,351 shares of common stock issuable upon exercise of options. Does not include 89,068 shares beneficially owned by the Lara Crystal 2004 Trust; 89,068 shares beneficially owned by the Jessica Crystal 2004 Trust; 89,068 shares beneficially owned by the Meredith Cohen 2004 Trust; or 89,068 shares beneficially owned by the Ian Crystal 2004 Trust. Mr. Crystal disclaims beneficial ownership of such shares.

(3) Includes 634,525 shares of common stock, 7,500 shares of restricted stock and 930,643 shares of common stock issuable upon exercise of options.

(4) Includes 59,362 shares of common stock, which have been pledged by Mr. DeWolf as security, 219,791 shares of common stock issuable upon exercise of options, and 15,000 shares of common stock owned by Mr. DeWolf's immediate family members, for which he disclaims beneficial ownership, except to the extent of his pecuniary interest therein.

(5) Includes 6,666 shares of common stock issuable upon exercise of options. Mr. Luzzi resigned and is no longer employed by the Company, effective April 27, 2007.

(6) Includes 16,500 shares of common stock issuable upon exercise of options.

(7) Includes 125,610 shares of common stock and 127,406 shares of common stock issuable upon exercise of options.

(8) Ms. Arlander is employed by Bear, Stearns & Co. Inc., a broker/dealer. Her address is 383 Madison Avenue, 40th Floor, New York, NY 10179.

(9) Mr. Carpenter is employed by Bear, Stearns & Co. Inc., a broker/dealer. His address is 383 Madison Avenue, 40th Floor, New York, NY 10179.

(10) Includes 78,758 shares of common stock and 3,500 shares of restricted stock.

(11) Includes 3,500 shares of restricted stock and 60,853 shares of common stock issuable upon exercise of options.

(12) John D. Howard is employed by Bear, Stearns & Co. Inc., a broker/dealer. Mr. Howard, by virtue of his status as the sole member of *JDH Management, LLC, and The Bear Stearns Companies Inc.* may be deemed to share beneficial ownership of shares owned of record by Bear Stearns Merchant Banking and BSMB/NYCG LLC. Mr. Howard and The Bear Stearns Companies Inc. share investment and voting power with respect to shares owned by Bear Stearns Merchant Banking and BSMB/NYCG LLC, but disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein. BSMB/NYCG LLC is an affiliate of, and is controlled by, Bear Stearns Merchant Banking and an affiliate of The Bear Stearns Companies Inc., a broker/dealer. The Bear Stearns Companies Inc. is the managing member of Bear Stearns Merchant GP II, LLC, which is the general partner of Bear Stearns Merchant Capital II, L.P., the general partner of Bear Stearns Merchant Banking. Bear Stearns Merchant Banking has the right to designate ten persons to the Company's board of directors pursuant to a stockholders agreement. BSMB/NYCG LLC acquired its shares of common stock for resale in the original acquisition transaction with Limited Brands on November 27, 2002. The business address for Mr. Howard and each of the entities identified in this footnote is 383 Madison Avenue, New York, NY 10179.

(13) Includes 3,500 shares of restricted stock and 3,334 shares of common stock issuable upon exercise of options.

(14) Includes 3,333 shares of common stock issuable upon exercise of options.

(15) Mr. Perkal is employed by Bear, Stearns & Co. Inc., a broker/dealer. His address is 383 Madison Avenue, 40th Floor, New York, NY 10179.

(16) Includes 3,500 shares of restricted stock, 93,929 shares of common stock issuable upon exercise of options, and 10,000 shares of common stock owned by the Reiner Family Trust, for which Mr. Reiner has sole voting and investment power. Mr. Reiner disclaims beneficial ownership of the shares owned by the Reiner Family Trust, except to the extent of his pecuniary interest.

(17) This information is based on a Schedule 13G filed on February 5, 2007 with the SEC. Snow Capital Management, L.P. has sole voting power over 4,820,101 shares and dispositive power over 4,872,861 shares. The address of Snow Capital Management, L.P. is 2100 Georgetowne Drive, Suite 400, Sewickley, PA 15143.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent (10%) of the New York & Company outstanding common stock, to file with the SEC an initial report of ownership and report changes in ownership of common stock. Based on the Company's records and other information, the Company believes that during the fiscal year ended February 3, 2007 the Company's directors and executive officers met all applicable filing requirements, other than an unintentional omission on (a) one report filed on Form 3 for John E. DeWolf III and (b) one report filed on Form 4 for each of David H. Edwab, Edward W. Moneypenny, and Arthur E. Reiner, which were amended in subsequent filings.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The compensation committee has reviewed and discussed with management the disclosures contained in the "Compensation Discussion and Analysis" section of this Proxy Statement. Based upon this review and its discussions, the compensation committee has recommended to the Company's board of directors that the "Compensation Discussion and Analysis" section be included in the Company's 2007 Proxy Statement.

Arthur E. Reiner (*Chairperson*)
Bodil M. Arlander
Pamela Grunder Sheiffer

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Philosophy

The executive compensation program of the Company has been designed to motivate, reward, attract, and retain the management deemed essential to ensure the success of the Company. The program seeks to align executive compensation with Company objectives, business strategy, and financial performance. In applying these principles, the Company seeks to:

- Reward executives for the enhancement of stockholder value;
- Support an environment that rewards performance with respect to Company goals, as well as Company performance relative to industry competitors;
- Integrate incentive compensation programs with the short and long-term strategic plans of the Company;
- Attract and retain key executives critical to the long-term success of the Company; and
- Align the interests of executives with the long-term interests of stockholders through award opportunities that can result in ownership of stock.

Establishing Compensation

The board of directors has delegated authority to its compensation committee (the "committee") with respect to the Company's overall compensation policy, including authority to establish the annual salary and incentive compensation targets, including cash bonuses and share-based awards, for the Chief Executive Officer and the President and Chief Financial Officer, approval of the compensation structure for the other executive officers of the Company, and review of the Chief Executive Officer's recommendations with respect to executive officer compensation.

Twice each year, the Chief Executive Officer evaluates the performance of the other executive officers against their established goals and objectives. Annually, the Chief Executive Officer uses the results of these evaluations to determine the compensation package for the Executive Vice President of Human Resources to be recommended for approval by the committee and, in partnership with the President and Chief Financial Officer and the Executive Vice President of Human Resources, determines compensation packages for the other executive officers to be recommended for approval by the committee. The committee meets in executive session annually, typically in February or March, to evaluate the performance of the executive officers, and to establish their base salaries, cash incentive compensation, and share-based incentive compensation to be effective in the first fiscal quarter of the current year. The Chief Executive Officer may request an executive session with the committee at an interim date to review the compensation package of an executive officer in the event of unforeseen organizational or responsibility changes, including new hires, that occur during the year.

In determining compensation components and levels, including retirement benefits, the committee considers the scope of the executive's responsibility, the Company's overall performance, the executive's overall performance and future potential, the cash, equity and total compensation paid by competitors to employees in comparable positions, and the executive's income potential resulting from common stock acquired and stock options received prior to the Company's initial public offering in October 2004.

On November 27, 2002, Bear Stearns Merchant Banking and certain members of management, established New York & Company, Inc. for the purpose of acquiring all of the outstanding shares of Lerner New York Holding, Inc. from Limited Brands, Inc. In an effort to give certain key employees incentive to establish the infrastructure necessary for the Company to operate and be profitable as a stand-alone company, key employees were given the opportunity to purchase New York & Company, Inc. common stock and were granted stock options to purchase New York & Company, Inc. common stock that have since vested or will vest by the end of fiscal year 2007, if all performance targets are met.

In addition to the other factors considered when establishing compensation packages, the committee believes that information regarding pay practices at other companies is useful in two respects. First, the committee recognizes that its compensation practices must be competitive in the marketplace in order to attract and retain executives. Second, this marketplace information, among other factors, is considered by the committee to assess the reasonableness of compensation.

Compensation Consultant

The Company reviews a survey prepared by an outside compensation consultant, the Hay Group. The Hay Group's Retail Total Remuneration Survey is used by the Company to compare its annual cash compensation and annual share-based compensation to market data from jobs of similar scope and complexity. The Company uses this information and the information regarding pay practices at other companies to achieve an overall compensation level, including mix of compensation types, that it deems competitive and appropriate. Total overall target compensation for named executive officers generally ranges between the 50th and 75th percentiles of its peers. These percentiles vary depending on the factors discussed above regarding the determination of compensation components and compensation levels for named executive officers.

Compensation Components

The Company's executive officer compensation includes both short-term and long-term components. Short-term compensation consists of an executive officer's annual base salary and annual cash incentive compensation. Long-term compensation may include grants of stock options, restricted stock or other share-based incentives established by the Company, as determined by the board of directors. The components of executive compensation are explained in more detail below:

Annual Base Salary. The committee periodically reviews the base salaries of its executive officers and approves adjustments, as appropriate, based on the factors discussed above.

Incentive Compensation Plan. The Company's incentive compensation plan provides its senior management with cash bonuses linked to the seasonal financial results of the business. Target spring and fall bonus levels are set for each executive participating in the program (as a percentage of base salary) with a target bonus attained if the Company meets certain performance results. Beginning in fiscal year 2005, those performance results have been measured against the Company's operating income; prior to that, performance results were measured against EBITDA. Upon becoming a publicly-traded company, the committee approved the use of the GAAP defined measure of operating income as the target metric for the Company's incentive compensation plan. Each fiscal year the committee approves the Company's minimum, target and maximum operating income levels for the incentive compensation plan. If operating income falls below the minimum threshold, no incentive compensation is paid. If operating income falls between the minimum threshold and the target, executives can earn between 20% and 100% of their target bonus. If operating income falls between the target and the maximum threshold, executives can earn between 100% and 200% of their target bonus. In 2006 target bonuses ranged from 50% to 110% of base salary for named executive officers, depending on each executive's level of responsibility for the Company's performance.

The table below indicates the minimum, target and maximum bonus as a percentage of base salary for each of the Company's named executive officers in fiscal year 2006:

Name	Minimum Bonus	Target Bonus	Maximum Bonus
Richard P. Crystal	0%	110%	220%
Ronald W. Ristau	0%	70%	140%
John E. DeWolf III	0%	60%	120%
Robert J. Luzzi(1)	0%	60%	120%
Sandra Brooslin Viviano	0%	50%	100%

(1) Mr. Luzzi resigned and is no longer employed by the Company, effective April 27, 2007.

Share-based Payment Awards. The New York & Company, Inc. Amended and Restated 2002 Stock Option Plan (the "2002 Plan") was approved by the Company's board of directors and stockholders in 2002 and amended in 2004. The 2002 Plan provides for the grant of either incentive stock options or non-qualified stock options.

The New York & Company, Inc. 2006 Long-Term Incentive Plan (the "2006 Plan") was approved by the Company's board of directors and stockholders on May 3, 2006 and June 21, 2006, respectively. Upon stockholder approval of the 2006 Plan, the 2002 Plan ceased to be available for the grant of new incentive awards, other than awards granted wholly from shares returned to the 2002 Plan by forfeiture after May 5, 2006; all other new incentive awards are to be granted under the 2006 Plan. The 2006 Plan provides for the grant of incentive or non-qualified stock options, stock appreciation rights, restricted stock, deferred stock and performance awards to eligible participants.

The principal purpose of both the 2002 Plan and the 2006 Plan (together, referred to herein as the "Plans") is to promote the long-term growth and profitability of the Company and its subsidiaries by (i) providing executive officers, as well as other key employees, and non-employee directors of the Company with incentives to maximize stockholder value and otherwise contribute to the success of the Company and (ii) enabling the Company to attract, retain and reward the best available persons for positions of responsibility. Certain awards under both Plans may be conditioned on the Company achieving certain performance goals that are based on one or more of the following business criteria: revenue growth, earnings per share, EBITDA, net income, return on equity, return on invested capital and return on net assets.

In 2006, the Company issued stock options to the named executive officers with an exercise price equal to the Company's closing stock price listed on the New York Stock Exchange on the date of grant (See Grants of Plan-Based Awards in Fiscal Year 2006 table). The grant date for all share-based awards the Company issues is a date on or after the date the committee approves the terms of the award and, in the case of a new hire, on or after the new hire start date. The vesting periods for stock options granted to named executive officers in 2006 range from three to five years. Under most circumstances other than a change in control, (see the "Potential Payments Upon Termination or Change in Control" section of this Proxy Statement) if a named executive officer ceases to be employed by the Company, unvested stock options are forfeited and vested options may be required to be exercised.

On August 16, 2006, Mr. Crystal and Mr. Ristau were issued 15,000 and 7,500 shares of restricted stock under the 2006 Plan, respectively, which provide for the same dividend and voting rights as a holder of common stock. These shares of restricted stock are subject to cliff vesting based on the Company's fully diluted earnings per share ("EPS") growth in relation to a peer group consisting of 21 publicly-traded companies and continuous employment from the grant date through August 16, 2010. If the Company's EPS growth rate meets or exceeds the median EPS growth rate of the peer group of companies the shares will be earned over five separate periods as follows: 12.5% for the six months ending February 3, 2007, 25% for fiscal year 2007, 25% for fiscal year 2008, 25% for fiscal year 2009, and 12.5% for the six months ending August 16, 2010. If on August 16, 2010, the Company's four-year compounded EPS growth rate meets or exceeds the median four-year compounded EPS growth rate of the peer group of companies, any shares not previously earned will be deemed earned, and all earned shares will vest. In the case of death or disability, all earned shares will vest in accordance with the executive's award agreement.

The following similarities to the Company were considered when selecting the 21 companies to be included in the peer group used for the performance targets described above: publicly-traded retail companies who are primarily mall-based, target consumers with similar income levels, and have a nation-wide presence.

All Other Compensation. Each executive officer is eligible to participate in the Company's benefit plans, such as medical, dental, disability, group life and business travel life insurance. Executive officers participate in the benefit plans on the same basis as most other Company associates, but also receive enhanced disability and life insurance and reimbursement of up to $10,000 per year for medical expenses not covered by the Company's benefit plan that most other Company associates receive.

The Company contributes to a defined contribution savings and retirement plan (the "SARP") qualifying under section 401(k) of the Internal Revenue Code. Participation in the SARP is available to all non-union affiliated associates who have completed 1,000 or more hours of service with the Company during certain twelve-month periods and have attained the age of 21. Participants may contribute an aggregate of up to 15% of their pay to the SARP, subject to Internal Revenue Service ("IRS") limits. The Company matches 100% of the employee's contribution up to a maximum of 4% of the employee's pay, subject to IRS limits. The Company match is immediately vested. In addition, the Company makes a discretionary retirement contribution ranging from 3% to 8% of each participant's base salary depending on length of service, which is also subject to IRS limits. For retirement contributions made prior to January 1, 2007, the Company's retirement contribution vests 20% per year, beginning in the third year of service. As a result of the adoption of new pension plan legislation in 2006, beginning in 2007, the vesting period for new contributions made by the Company will begin in the second year of service.

Mr. Crystal and Mr. Ristau receive reimbursement from the Company for up to $20,000 and $10,000 per year, respectively, for life insurance premiums, plus a gross-up amount for the related income taxes.

Mr. Crystal, along with other executives, routinely visits stores and potential new store locations. As such, the Company purchased time-shares in two aircraft to facilitate this work-related travel. The committee has approved an aircraft leasing agreement between Mr. Crystal and the Company, whereby Mr. Crystal can use the aircraft for up to a total of 25 hours of personal flying time in a given year. Under this leasing agreement, Mr. Crystal reimburses the Company for his personal use of an aircraft at a price equal to two times the cost of fuel plus certain incidental costs. The aircraft leasing agreement is in accordance with all applicable Federal Aviation Regulations. In addition, the committee has approved Mr. Crystal's personal use of an automobile driver who is employed by the Company.

Executive officers did not receive any other perquisites or other personal benefits or property in 2006.

Allocation of Compensation Components

There is no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. Rather, the committee reviews information provided by the Hay Group, and other sources, to determine the appropriate level and mix of incentive compensation. Income from such incentive compensation is realized as a result of the performance of the Company or the individual, depending on the type of award, compared to established goals.

Employment Agreements-Termination, Change in Control and Non-Compete/Non-Solicitation Arrangements

On August 25, 2004, the Company entered into amended and restated employment agreements with Richard P. Crystal and Ronald W. Ristau, certain provisions of which became effective upon the consummation of the Company's initial public offering. These employment agreements will remain effective through August 25, 2007 and are automatically renewable for additional one year terms, unless either the executive or the Company provides written notice to the other at least 90 days prior to the end of the then current term that such party elects not to extend the term of the agreement. Under the terms of these agreements, the base salary of Mr. Crystal and Mr. Ristau will be subject to annual review and may be increased by the committee for any period, based on the executive's and the Company's performance, among other pertinent factors. Mr. Crystal and Mr. Ristau are currently entitled to annual base salaries of $925,000 and $600,000 per year, respectively. Mr. Crystal and Mr. Ristau are also entitled to participate in the Company's employee benefit plans, equity incentive compensation plans and cash incentive compensation plan, which provides for performance-based bonuses (currently 110% and 75% of base salary, respectively). Mr. Crystal's current base salary reflects an increase from $900,000, during the first quarter of fiscal year 2007, in connection with his annual performance review. Mr. Ristau's current base salary and target bonus reflects an increase from $575,000 and 70% of base salary, respectively, during the first quarter of fiscal year 2007, in connection with his annual performance review and promotion to President and Chief Financial Officer.

Each of Mr. Crystal and Mr. Ristau is entitled to receive termination payments and other benefits from the Company following termination of his employment by the Company without cause (including the Company's failure to renew), if he resigns with good reason, if he is terminated within 24-months of a change in control, or if employment is terminated by reason of disability or death. In accordance with the executives' stock option agreements, in the event that the Company consummates a transaction whereby a third party (a) acquires outstanding common stock of the Company possessing the voting power to elect a majority of the members to the Company's board of directors or (b) acquires assets constituting all or substantially all of the assets of the Company, regardless of whether or not the executive is terminated, the executive's unvested stock options will immediately vest. If necessary to prevent such executive officers from being subject to tax under Section 409A of the Internal Revenue Code, any payments made under their employment agreements will not be paid until six months after employment termination. The termination-related terms; "cause," "good reason," "change in control," and "disability;" and the associated termination payments referred to above are discussed further in the "Potential Payments Upon Termination or Change in Control" section of this Proxy Statement. Mr. Crystal and Mr. Ristau's employment agreements also restrict the executives' business activities that compete with the Company's business for two years from the date of termination and the solicitation of its employees for three years from the date of termination.

The Company has entered into letter agreements of employment with John E. DeWolf III and Sandra Brooslin Viviano. Under the terms of these agreements, Mr. DeWolf and Ms. Brooslin Viviano are currently entitled to annual base salaries of $400,000 and $335,000, respectively, which the committee, at any time, may increase or decrease based on the executive's and the Company's performance, among other pertinent factors. Mr. DeWolf and Ms. Brooslin Viviano are also entitled to participate in the Company's employee benefit plans, equity incentive compensation plans and cash incentive compensation plan, which provides for performance-based bonuses (currently 60% and 50% of base salary, respectively). Mr. DeWolf's current base salary reflects an increase from $370,000 in January 2007, in connection with his promotion to Executive Vice President, Real Estate and Strategic Initiatives. Ms. Brooslin Viviano's current base salary reflects an increase from $310,000, during the first quarter of fiscal year 2007, in connection with her annual performance review. In addition, the committee approved awards to each of Mr. DeWolf and Ms. Brooslin Viviano of options to purchase 10,000 shares of the Company's common stock at the closing stock price of the Company on the grant date, which was $16.00. The options become exercisable in five annual installments as follows: 15% on March 21, 2008, 15% on March 21, 2009, 20% on March 21, 2010, 25% on March 21, 2011, and 25% on March 21, 2012.

Each of Mr. DeWolf and Ms. Brooslin Viviano is entitled to receive termination payments and other benefits from the Company following termination of his or her employment by the Company without cause or by reason of disability or death. In accordance with the executives' stock option agreements, in the event that the Company consummates a transaction whereby a third party (a) acquires outstanding common stock of the Company possessing the voting power to elect a majority of the members to the Company's board of directors or (b) acquires assets constituting all or substantially all of the assets of the Company, regardless of whether or not the executive is terminated, the executive's unvested stock options will immediately vest. If necessary to prevent such executive officers from being subject to tax under Section 409A of the Internal Revenue Code, any payments made under their letter agreements of employment will not be paid until six months after employment termination. Refer to the "Potential Payments Upon Termination or Change in Control" section of this Proxy Statement for a further discussion of the termination payments. Mr. DeWolf has agreed to be bound by an 18 month non-compete provision upon voluntary resignation or termination for cause, and an 18 month non-solicitation provision. Ms. Brooslin Viviano has agreed to be bound by a six month non-compete provision upon voluntary resignation or termination for cause, and a 24 month non-solicitation provision.

No termination payments are due to Mr. Luzzi as a result of his voluntary resignation. Mr. Luzzi has agreed to be bound by an 18 month non-compete provision and an 18 month non-solicitation provision.

Accounting and Tax Treatment

Accounting Treatment

The Company accounts for share-based payment awards in accordance with SFAS 123-R, which requires that all forms of share-based payments be treated as compensation expense and recognized in the Company's consolidated statement of income over the vesting period.

Cash compensation or non-equity compensation, including base salary and incentive compensation, is recorded as an expense with an offsetting liability in the Company's consolidated financial statements as it is earned.

The Company accounts for income taxes in accordance with SFAS No. 109, *"Accounting for Income Taxes,"* as interpreted by Financial Accounting Standards Board Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes."*

Tax Treatment

As part of its role, the committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which provides that the Company may not deduct compensation of more than $1,000,000 that is paid to certain individuals, not including qualifying incentive-based compensation. The Company believes that compensation paid under the management incentive plans is generally fully deductible for federal income tax purposes. However, in certain situations, the committee may approve compensation that will not meet these requirements in order to ensure competitive levels of total compensation for its executive officers. Based on current levels of compensation, no executive officer is expected to receive compensation for fiscal year 2007 services that would be non-deductible under Section 162(m) of the Internal Revenue Code. Accordingly, the committee has not considered any revisions to its policies and programs in response to this provision of law.

The following is a general description of the federal income tax consequences to the participant and the Company with regard to the types of share-based payment awards granted to the named executive officers as of February 3, 2007:

Incentive stock-options. There typically will be no federal income tax consequences to the optionee or to the Company upon the grant of an incentive stock option. As discussed subsequently in this paragraph, the exercise of an incentive stock option may result in alternative minimum tax consequences to the optionee. If the optionee holds the option shares for the required holding period of at least two years after the date the option was granted and one year after exercise, the difference between the exercise price and the amount realized upon sale or disposition of the option shares will be long-term capital gain or loss, and the Company will not be entitled to a federal income tax deduction. If the optionee disposes of the option shares in a sale, exchange, or other disqualifying disposition before the required holding period ends, he or she will recognize taxable ordinary income in an amount equal to the excess of the fair market value of the option shares at the time of exercise over the exercise price, and the Company will be allowed a federal income tax deduction equal to such amount. While the exercise of an incentive stock option does not result in current taxable income, the excess of the fair market value of the option shares at the time of exercise over the exercise price will be an item of adjustment for purposes of determining the optionee's alternative minimum taxable income. Thus, exercise of an incentive stock option may trigger alternative minimum tax.

Non-qualified stock-options. There typically will be no federal income tax consequences to the optionee or to the Company upon the grant of a non-qualified stock option under the Plans. When the optionee exercises a non-qualified option, however, he or she will recognize ordinary income in an amount equal to the excess of the fair market value of the common stock received at the time of exercise over the exercise price, and the Company will be allowed a corresponding deduction, subject to any applicable limitations under the Internal Revenue Code Section 162(m). Any gain that the optionee recognizes when he or she later sells or disposes of the option shares will be short-term or long-term capital gain, depending on how long the shares were held.

The Company recognized a $12.5 million excess tax benefit related to non-qualified stock options during fiscal year 2006.

Restricted Stock. Unless a participant makes an election to accelerate recognition of the income to the date of grant (as described below), the participant will not recognize income, and the Company will not be allowed a tax deduction, at the time a restricted stock award is granted. When the restrictions lapse, the participant will recognize ordinary income equal to the fair market value of the common stock as of that date (less any amount paid for the stock), and the Company will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Section 162(m) of the Internal Revenue Code. If the participant files an election under Section 83(b) of the Internal Revenue Code within 30 days of the date of grant of the restricted stock, he or she will recognize ordinary income as of the date of grant equal to the fair market value of the stock as of that date (less any amount paid for the stock), and the Company will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Section 162(m). Any future appreciation in the stock will be taxable to the participant at capital gains rates. However, if the stock is later forfeited, the participant will not be able to recover the tax previously paid pursuant to a Section 83(b) election.

Summary Compensation Table

The following table summarizes the principal components of fiscal year 2006 compensation for the Company's named executive officers. The compensation set forth below fully reflects compensation for work performed on the Company's behalf.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)
Richard P. Crystal Chairman and Chief Executive Officer	2006	917,308	—	23,306	71,498	738,936	—	106,039	1,857,087
Ronald W. Ristau President and Chief Financial Officer	2006	586,058	—	11,653	41,393	300,426	—	45,302	984,832
John E. DeWolf III EVP, Real Estate and Strategic Initiatives	2006	375,000	—	—	537,587	167,940	—	21,933	1,102,460
Robert J. Luzzi Former EVP, Creative Director(4)	2006	515,000	30,000	—	58,801	228,398	—	11,037	843,236
Sandra Brooslin Viviano EVP, Human Resources	2006	312,115	—	—	10,321	115,692	—	32,703	470,831

(1) The amounts in these columns reflect the dollar amount of the value of awards pursuant to the Company's equity incentive plans recognized as compensation expense for financial statement reporting purposes for fiscal year 2006 in accordance with SFAS 123-R, excluding any estimate for forfeitures, and thus may include amounts related to awards granted in and prior to fiscal year 2006. For the relevant assumptions used to determine the valuation of stock option and restricted stock awards for fiscal year 2006, fiscal year 2005, and fiscal year 2004, refer to footnote 11, "Share-Based Compensation," in the Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for fiscal year 2006, as filed with the SEC on April 6, 2007. For the relevant assumptions used to determine the valuation of stock option awards for the fiscal year ended January 31, 2004 and the period from November 27, 2002 to February 1, 2003, refer to footnote 10, "Share-Based Compensation," in the Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for fiscal year 2004, as filed with the SEC on April 19, 2005.

(2) Represents amounts earned under the Company's non-equity incentive compensation plan for fiscal year 2006 performance. Refer to the "Compensation Discussion and Analysis" section in this Proxy Statement for further information about the Company's non-equity incentive compensation plan.

(3) Mr. Crystal:
Consists of $6,692 for employer match to the 401(k) plan under the Company's SARP, $13,832 for employer contribution to the SARP, $19,575 for reimbursement of insurance premiums and $17,925 for the related tax gross-up, $9,869 for the reimbursement of medical expenses, $23,201 for personal use of the Company aircraft, and $14,945 for personal use of an automobile driver employed by the Company.

Mr. Ristau:
Consists of $9,014 for employer match to the 401(k) plan under the SARP, $13,832 for employer contribution to the SARP, $7,488 for reimbursement of insurance premiums and $5,836 for the related tax gross-up, and $9,132 for the reimbursement of medical expenses.

Mr. DeWolf:
Consists of $9,215 for employer match to the 401(k) plan under the SARP, $10,374 for employer contribution to the SARP, and $2,344 for the reimbursement of medical expenses.

Mr. Luzzi:
Consists of $10,374 for employer contribution to the SARP and $663 for the reimbursement of medical expenses.

Ms. Brooslin Viviano:
Consists of $8,871 for employer match to the 401(k) plan under the SARP, $13,832 for employer contribution to the SARP, and $10,000 for the reimbursement of medical expenses.

(4) Mr. Luzzi resigned and is no longer employed by the Company, effective April 27, 2007.

Grants of Plan-Based Awards in Fiscal Year 2006

The following table provides information relating to all plan-based awards granted to the named executive officers during fiscal year 2006.

Name and Principal Position	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1) Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards(2) Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Richard P. Crystal	3/15/2006	—	—	—	—	—	—	—	45,000	15.76	401,850
Chairman and	8/16/2006	—	—	—	—	15,000	15,000	—	—	—	186,450
Chief Executive Officer		—	990,000	1,980,000	—	—	—	—	—	—	—
Ronald W. Ristau	3/15/2006	—	—	—	—	—	—	—	25,000	15.76	223,250
President and	8/16/2006	—	—	—	—	7,500	7,500	—	—	—	93,225
Chief Financial Officer		—	402,500	805,000	—	—	—	—	—	—	—
John E. DeWolf III	3/15/2006	—	—	—	—	—	—	—	25,000	15.76	185,250
EVP, Real Estate and Strategic Initiatives		—	240,000	480,000	—	—	—	—	—	—	—
Robert J. Luzzi Former EVP, Creative Director	3/15/2006	—	—	—	—	—	—	—	20,000	15.76	148,200
Sandra Brooslin Viviano	3/15/2006	—	—	—	—	—	—	—	7,500	15.76	66,975
EVP, Human Resources		—	155,000	310,000	—	—	—	—	—	—	—

(1) At February 3, 2007, the last day of fiscal year 2006, these amounts represent the estimated range of cash bonuses that the executive can earn for fiscal year 2007 performance under the Company's non-equity incentive compensation plan as described in the "Compensation Discussion and Analysis" section of this Proxy Statement.

(2) Represents awards of restricted stock, under the Company's 2006 Plan, to Mr. Crystal and Mr. Ristau, all of which may cliff vest on August 16, 2010 subject to the performance of the Company's diluted earnings per share ("EPS") growth in relation to a peer group and continuous employment from the grant date through August 16, 2010. If the Company's EPS growth rate meets or exceeds the median EPS growth rate of the peer group of companies, the shares will be earned over five separate periods as follows: 12.5% for the six months ended February 3, 2007, 25% for fiscal year 2007, 25% for fiscal year 2008, 25% for fiscal year 2009, and 12.5% for the six months ending August 16, 2010. If on August 16, 2010, the Company's four-year compounded EPS growth rate meets or exceeds the median four-year compounded EPS growth rate of the peer group of companies, any shares not previously earned will be deemed earned, and all earned shares will vest. The fair value of restricted stock is based on the closing stock price of an unrestricted share of the Company's common stock on the grant date.

(3) Mr. Crystal, Mr. Ristau and Ms. Brooslin Viviano were awarded options, under the Company's 2002 Plan, to purchase 45,000, 25,000 and 7,500 shares of the Company's common stock, respectively, at an exercise price of $15.76 per share, which was the closing stock price of the Company on the grant date. The options become exercisable in five annual installments on the following dates: 15% on March 15, 2007; 15% on March 15, 2008; 20% on March 15, 2009; 25% on March 15, 2010; and 25% on March 15, 2011.

Mr. DeWolf and Mr. Luzzi were awarded options, under the Company's 2002 Plan, to purchase 25,000 and 20,000 shares of the Company's common stock, respectively, at an exercise price of $15.76 per share, which was the closing stock price of the Company on the grant date. The options become exercisable in three annual installments on the following dates: 33.33% on March 15, 2007; 33.33% on March 15, 2008; and 33.34% on March 15, 2009.

Upon the effectiveness of Mr. Luzzi's resignation on April 27, 2007, Mr. Luzzi forfeited the following unexercisable awards: (i) 13,334 outstanding option awards granted March 15, 2006 and (ii) 11,666 equity-incentive awards granted on February 1, 2004.

(4) Represents the aggregate grant date fair value of the stock option and restricted stock awards calculated in accordance with SFAS 123-R, excluding any estimate for forfeitures. For the relevant assumptions used to determine the valuation of stock option and restricted stock awards during fiscal year 2006, refer to footnote 11, "Share-Based Compensation," in the Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for fiscal year 2006, as filed with the SEC on April 6, 2007.

Outstanding Equity Awards at 2006 Fiscal Year-End

The following table provides information relating to outstanding equity awards held by the named executive officers at fiscal year end, February 3, 2007.

	Option Awards					Stock Awards			
Name and Principal Position	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#)(1) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Richard P. Crystal	1,535,149	—	—	0.11	11/27/12	—	—	—	—
Chairman and	486,452	—	—	3.23	05/14/14	—	—	—	—
Chief Executive Officer	—	45,000	—	15.76	03/15/16	—	—	—	—
	—	—	—	—	—	1,875	27,619	13,125	193,331
Ronald W. Ristau	860,759	—	—	0.11	11/27/12	—	—	—	—
President and	126,134	—	—	3.23	05/14/14	—	—	—	—
Chief Financial Officer	—	25,000	—	15.76	03/15/16	—	—	—	—
	—	—	—	—	—	938	13,817	6,562	96,658
John E. DeWolf III	105,233	—	—	0.11	04/02/13	—	—	—	—
EVP, Real Estate and	131,225	43,743	—	17.00	10/06/14	—	—	—	—
Strategic Initiatives	—	25,000	—	15.76	03/15/16	—	—	—	—
Robert J. Luzzi	11,663	—	11,666	3.23	02/01/14	—	—	—	—
Former EVP, Creative Director	—	20,000	—	15.76	03/15/16	—	—	—	—
Sandra Brooslin Viviano	105,233	—	—	0.11	11/27/12	—	—	—	—
EVP, Human Resources	21,048	—	—	0.11	04/02/13	—	—	—	—
	—	7,500	—	15.76	03/15/16	—	—	—	—

(1) Mr. Crystal's, Mr. Ristau's and Ms. Brooslin Viviano's option awards become exercisable in five annual installments on the following dates: 15% on March 15, 2007; 15% on March 15, 2008; 20% on March 15, 2009; 25% on March 15, 2010; and 25% on March 15, 2011.

Mr. DeWolf's options to purchase 25,000 shares of the Company's common stock at an exercise price of $15.76 per share become exercisable in three annual installments on the following dates: 33.33% on March 15, 2007; 33.33% on March 15, 2008; and 33.34% on March 15, 2009. Mr. DeWolf's options to purchase 43,743 shares of the Company's common stock at an exercise price of $17.00 per share become exercisable on October 6, 2007.

Upon the effectiveness of Mr. Luzzi's resignation on April 27, 2007, Mr. Luzzi forfeited the following unexercisable awards: (i) 13,334 outstanding option awards granted March 15, 2006 and (ii) 11,666 equity-incentive awards granted on February 1, 2004.

(2) Market value is based on the closing price of the Company's common stock on February 3, 2007, the last day of fiscal year 2006, which was $14.73, multiplied by the number of shares.

Option Exercises and Stock Vested in Fiscal Year 2006

The following table shows the number of shares of the Company's common stock acquired and the value realized by each named executive officer upon the exercise of stock options and vesting of restricted stock during fiscal year 2006.

	Option Awards		Stock Awards	
Name and Principal Position	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Richard P. Crystal Chairman and Chief Executive Officer	1,232,700	17,566,194	—	—
Ronald W. Ristau President and Chief Financial Officer	550,375	6,446,300	—	—
John E. DeWolf III EVP, Real Estate and Strategic Initiatives	—	—	—	—
Robert J. Luzzi Former EVP, Creative Director	76,425	727,566	—	—
Sandra Brooslin Viviano EVP, Human Resources	—	—	—	—

(1) Represents the difference between the fair market value of the Company's common stock at exercise and the exercise price, multiplied by the number of options exercised.

Potential Payments Upon Termination or Change in Control

This section explains the payments and benefits to which the named executive officers are entitled in various termination of employment and change in control scenarios. These are hypothetical situations that require the Company to make assumptions concerning the termination scenarios that affect the termination payments; as such, the termination payments and other benefits presented in the following tables are estimates as of a point in time. For purposes of this section, the Company has assumed that termination of employment or change in control occurred on February 3, 2007, the last day of fiscal year 2006. No termination payments are due to Mr. Luzzi as a result of his voluntary resignation.

Under the Company's employment agreements, letter agreements of employment, employee benefit plans, equity compensation plans and other incentive compensation plans, the named executive officers may be entitled to receive termination payments and other benefits from the Company, following termination of employment by the Company without cause, termination by the executive with good reason, termination by the Company upon a change of control, and termination by reason of disability or death.

The following termination-related terms are defined in the employment agreements and letter agreements of employment between the Company and the named executive officers:

"*Cause*" generally means: (i) wrongful misappropriation of the Company's assets; (ii) certain conditions that render the executive incapable of performing the essential functions of their position; (iii) conviction of, or pleading "guilty" or "no contest" to, a felony; (iv) intentionally causing the Company to violate a material local state or federal law; (v) willful refusal to comply with a significant, lawful and proper policy, directive or decision of the executive's supervisor or the board of directors of the Company, and only if not remedied within 30 days after receipt of written notice from the Company; (vi) the executive's breach of their employment agreement or letter agreement of employment, in any material respect, not remedied within 30 days after receipt of written notice from the Company; and for Mr. Crystal and Mr. Ristau only (vii) gross negligence or willful misconduct not remedied within 30 days from receipt of written notice from the Company.

"*Good Reason*" generally means: (i) the demotion to a position not comparable to the executive's current position; (ii) the assignment of any duties materially inconsistent with the executive's positions, duties, authority, responsibilities and reporting requirements; (iii) a reduction in or a delay in payment of the executive's total cash compensation and benefits from those required to be provided in accordance with the provisions of the executive's employment agreement; (iv) the executive is required to be based anywhere that is greater than 50 miles from Manhattan; (v) the failure of the Company to obtain the assumption in writing of its obligation under the employment agreement by any successor to all or substantially all of the assets of the Company, as applicable, within 15 days after a merger, consolidation, sale or similar transaction; or (vi) the executive is removed from or not re-elected to the board of directors and, in the case of Mr. Crystal, the office of Chairman of the board of directors.

"*Change of Control*" generally means: (i) the acquisition by a person that results in such person becoming a) the holder of 30% or more of the Company's voting securities and b) the holder of a greater percentage of the Company's voting securities than Bear Stearns Merchant Banking and certain other voting security holders; (ii) a change in the majority of the board of directors; (iii) the occurrence of certain reorganizations, mergers or consolidations of the Company; or (iv) a sale of all or substantially all of the assets of the Company.

"*Disability*" generally means: the inability, by reason of bodily injury or physical or mental disease, or any combination thereof, of the executive to perform his customary or other comparable duties with the Company for a period of at least six months in any 12-month calendar period as determined in accordance with the Company's Long-Term Disability Plan.

Mr. Crystal and Mr. Ristau

In the event of termination of employment for Mr. Crystal or Mr. Ristau, and subject to the execution and delivery to the Company of a general release covering employment-related claims and their continued observance of the covenants contained in their employment agreements, each may be entitled to termination payments and other benefits, as discussed below:

Following termination of employment by the Company with cause, or Mr. Crystal or Mr. Ristau terminates his employment without good reason, no termination payments are due to him.

Following termination by the Company without cause (including the Company's failure to renew, and not including termination by reason of disability or death), or if Mr. Crystal or Mr. Ristau resigns with good reason, he is entitled to the following: (i) payment of accrued compensation, (ii) payment of base salary and target bonuses for two years, (iii) the immediate vesting of any unvested stock options and other long-term incentives that, by their terms, would have vested during the calendar year of termination, and (iv) continued coverage under the Company's medical and dental plans for the period the executive is receiving salary continuation, to the extent the executive is not covered by a subsequent employer's benefit plan.

If within 24-months following a change of control, either executive is terminated without cause (including the Company's failure to renew, and not including termination by reason of disability or death), or if he resigns with good reason, he is entitled to the following: (i) payment of accrued compensation, (ii) payment of, in a lump sum, an amount equal to three times the sum of his base salary plus bonus, (iii) the immediate vesting of any unvested stock options or other long-term incentives, and (iv) continued coverage under the Company's medical and dental plans for the period the executive is receiving salary continuation, to the extent the executive is not covered by a subsequent employer's benefit plan.

If either executive's employment is terminated by reason of disability, he will be entitled to the following after termination: (i) 100% of base salary in year one, (ii) 80% of base salary in year two, (iii) 60% of base salary in year three, (iv) 60% of base salary, subject to IRS limits, in year four and thereafter up to at least the age of 65, depending on the age at which the disability occurred, and (v) continued coverage under the Company's medical and dental plans for five months following termination, to the extent the executive is not covered by a subsequent employer's benefit plan. Additionally, any earned restricted stock will vest in accordance with the executive's award agreement.

If Mr. Crystal or Mr. Ristau's employment is terminated by reason of death, the executive's beneficiaries will be paid up to $8.0 million and $5.0 million, respectively, in accordance with the Company's life insurance policies. In addition, any earned restricted stock will vest in accordance with the executive's award agreement.

In accordance with the executives' stock option agreements, in the event that the Company consummates a transaction whereby a third party (a) acquires outstanding common stock of the Company possessing the voting power to elect a majority of the members to the Company's board of directors or (b) acquires assets constituting all or substantially all of the assets of the Company, regardless of whether or not the executive is terminated, his unvested stock options will immediately vest.

Mr. DeWolf, Mr. Luzzi and Ms. Brooslin Viviano

Following termination of employment by the Company with cause, termination upon a change of control, or termination by the executive, no termination payments are due to the executive under their respective letter agreements of employment. No termination payments are due to Mr. Luzzi as a result of his voluntary resignation.

Following termination of employment by the Company without cause, and subject to the execution and delivery to the Company of a general release covering employment-related claims and their continued observance of the covenants contained in their letter agreements of employment, each of Mr. DeWolf and Ms. Brooslin Viviano is entitled to be paid their base salary for 12 months offset by any salary earned at the employee's new employer, if employment is obtained within one year.

If either executive's employment is terminated by reason of disability, each will be entitled to be paid the following after termination: (i) 100% of base salary in year one, (ii) 80% of base salary in year two, (iii) 60% of base salary in year three, and (iv) 60% of base salary, subject to IRS limits, in year four and thereafter up to at least the age of 65, depending on the age at which the disability occurred.

If Mr. DeWolf's or Ms. Brooslin Viviano's employment is terminated by reason of death, the executive's beneficiaries will be paid up to $3.0 million and $2.6 million, respectively, in accordance with the Company's life insurance policies.

In accordance with the executives' stock option agreements, in the event that the Company consummates a transaction whereby a third party (a) acquires outstanding common stock of the Company possessing the voting power to elect a majority of the members to the Company's board of directors or (b) acquires assets constituting all or substantially all of the assets of the Company, regardless of whether or not the executive is terminated, the executive's unvested stock options will immediately vest.

Potential Payments to Richard P. Crystal upon the Occurrence of Certain Events

Components of Compensation	Termination by the Executive for Good Reason	Termination by the Executive For No Good Reason	Termination by the Company For Cause	Termination by the Company Other Than For Cause	Termination Following a Change in Control	Termination due to the Executive's Disability	Termination Upon the Executive's Death
Cash Severance (base salary + bonus)	$3,780,000	$ —	$ —	$3,780,000	$4,916,808	$ —	$ —
Restricted Stock—Accelerated(1)	—	—	—	—	220,950	27,619	27,619
Stock Options—Accelerated(2)	—	—	—	—	—	—	—
Health Benefits	60,122	—	—	60,122	—	12,525	—
Other(3)	—	—	—	—	—	2,385,000	8,000,000
Total	$3,840,122	$ —	$ —	$3,840,122	$5,137,758	$2,425,144	$8,027,619

Potential Payments to Ronald W. Ristau upon the Occurrence of Certain Events

Components of Compensation	Termination by the Executive for Good Reason	Termination by the Executive For No Good Reason	Termination by the Company For Cause	Termination by the Company Other Than For Cause	Termination Following a Change in Control	Termination due to the Executive's Disability	Termination Upon the Executive's Death
Cash Severance (base salary + bonus)	$1,955,000	$ —	$ —	$1,955,000	$2,626,278	$ —	$ —
Restricted Stock—Accelerated(1)	—	—	—	—	110,475	13,817	13,817
Stock Options—Accelerated(2)	—	—	—	—	—	—	—
Health Benefits	57,395	—	—	57,395	—	11,957	—
Other(3)	—	—	—	—	—	1,605,000	5,000,000
Total	$2,012,395	$ —	$ —	$2,012,395	$2,736,753	$1,630,774	$5,013,817

Potential Payments to John E. DeWolf III upon the Occurrence of Certain Events

Components of Compensation	Termination by the Executive for Good Reason	Termination by the Executive For No Good Reason	Termination by the Company For Cause	Termination by the Company Other Than For Cause	Termination Following a Change in Control	Termination due to the Executive's Disability	Termination Upon the Executive's Death
Cash Severance (base salary)	$ —	$ —	$ —	$400,000	$ —	$ —	$ —
Stock Options—Accelerated(2)	—	—	—	—	—	—	—
Other(3)	—	—	—	—	—	1,185,000	3,000,000
Total	$ —	$ —	$ —	$400,000	$ —	$1,185,000	$3,000,000

Potential Payments to Sandra Brooslin Viviano upon the Occurrence of Certain Events

Components of Compensation	Termination by the Executive for Good Reason	Termination by the Executive For No Good Reason	Termination by the Company For Cause	Termination by the Company Other Than For Cause	Termination Following a Change in Control	Termination due to the Executive's Disability	Termination Upon the Executive's Death
Cash Severance (base salary)	$ —	$ —	$ —	$310,000	$ —	$ —	$ —
Stock Options—Accelerated(2)	—	—	—	—	—	—	—
Other(3)	—	—	—	—	—	930,000	2,550,000
Total	$ —	$ —	$ —	$310,000	$ —	$930,000	$2,550,000

(1) The restricted stock value represents the number of shares that would vest in accordance with the executive's employment and restricted stock agreements multiplied by the closing price of the Company's common stock on February 3, 2007, the last day of fiscal year 2006, which was $14.73.

(2) At February 3, 2007, the executive's unvested stock options were "out-of-the-money" and therefore have no impact on the tables above.

(3) Represents amounts payable to the executive or the executive's beneficiary, in the case of death, under the Company's disability plan and life insurance policies. Termination payments for termination by reason of disability represent four years of payments under the Company's Long-Term Disability Plan in the tables above. However, the Company's Long-Term Disability Plan provides termination payments equal to 60 percent of the executive's base salary, subject to IRS limits, in year four after termination and thereafter up to at least the age of 65, depending on the age at which the disability occurred.

Equity Compensation Plan Information

The following table sets forth information as of February 3, 2007 about shares of the Company's common stock that may be issued under the Company's existing equity compensation plans.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	5,605,653	$2.66	2,294,938
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	5,605,653	$2.66	2,294,938

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Person Transactions Policy and Procedures

The board of directors of the Company approves, based upon the recommendation of the audit committee, any related person transaction which is required to be disclosed under the rules of the SEC. In addition, on at least an annual basis, each director, nominee for director and executive officer is obligated to complete a questionnaire that requires disclosure of any transaction in which the Company was or is to be a participant in which the director, nominee or executive officer, or any member of his or her immediate family, has a direct or indirect material interest. These questionnaires are reviewed by the Company's counsel to identify any potential conflicts of interest or other transactions that the board of directors should review in light of the SEC rules regarding the disclosure of transactions with related persons.

Stockholders Agreement

Bear Stearns Merchant Banking and certain of the Company's senior management stockholders are party to a stockholders agreement that governs certain relationships among, and contains certain rights and obligations of, such stockholders.

The stockholders agreement provides that the parties must vote their securities in favor of the individuals nominated to the board of directors by Bear Stearns Merchant Banking, provided that each of Richard P. Crystal and Ronald W. Ristau shall be so nominated for so long as he serves as an executive officer of New York & Company. From and after the date that the stockholders party to the agreement and their transferees hold less than 50% of the Company's outstanding common stock, the parties to the agreement will be obliged to vote for two individuals nominated to the board of directors by Bear Stearns Merchant Banking. Such voting obligations will terminate when Bear Stearns Merchant Banking and certain of its transferees own less than 20% of the Company's outstanding common stock.

The stockholders agreement also gives the parties certain rights with respect to registration under the Securities Act of shares of the Company's securities held by them and certain customary indemnification rights. These registration rights include demand registration rights requiring the Company to register their shares under the Securities Act. In addition, in the event the Company proposes to register any shares of common stock under the Securities Act, whether in connection with a primary or secondary offering, the stockholders party to the stockholders agreement may request that the Company affect a registration of their shares under the Securities Act.

Commercial and Investment Banking Activities

Bear Stearns Merchant Banking and its affiliates have provided, and may continue to provide, certain commercial banking, financial advisory and investment banking services for the Company for which they will receive reasonable fees to be negotiated on an arms-length basis.

Bear Stearns Merchant Banking Purchasing Agreement

The Company is one of the portfolio companies in which Bear Stearns Merchant Banking has invested. Beginning in 2004, Bear Stearns Merchant Banking initiated a cost savings program by coordinating the purchasing activities of several portfolio companies to take advantage of volume purchase discounts that would otherwise not be available to the individual companies, including the Company, if they were acting on their own. In connection with this undertaking, Bear Stearns Merchant Banking has engaged consultants and consulting firms. The consulting fees relating to these services were charged to the participating portfolio companies in fiscal year 2005 based on their pro rata share of the overall cost savings achieved. In fiscal year 2006, the Company paid such fees to Bear Stearns Merchant Banking in the amount of $0.6 million.

Bear Stearns Merchant Banking relationship with Seven for All Mankind, LLC

Bear Stearns Merchant Banking and David H. Edwab hold an equity interest in Seven for All Mankind, LLC, a leading merchandise supplier to Jasmine Company, Inc. ("JasmineSola"). During fiscal year 2006 and for the period in fiscal year 2005 subsequent to the acquisition of JasmineSola in July 2005, JasmineSola purchased approximately $1.8 million and $1.0 million, respectively, of merchandise from Seven for All Mankind, LLC.

Relationships with the Company's Former Parent and Its Affiliates

Transition Services Agreement

The Company continues to use the services of Limited Brands and its business units, Limited Logistics Services and Independent Production Services, under the transition services agreement, dated as of November 27, 2002 for the Company's distribution, transportation and delivery and compliance support services needs.

On April 19, 2006, the Company and Limited Brands amended the transition services agreement to extend the notification period required to exit the agreement. Under the amended agreement, these services will terminate upon the earliest of the following:

- 24 months from the date that Limited Brands notifies the Company that Limited Brands wishes to terminate the services;
- 24 months from the date that the Company notifies Limited Brands that the Company wishes to terminate the services;
- 60 days after the Company has given notice to Limited Brands that Limited Brands has failed to perform any material obligations under the agreement and such failure shall be continuing;
- 30 days after Limited Brands has given notice to the Company that the Company has failed to perform any material obligations under the agreement and such failure shall be continuing;
- within 75 days of receipt of the annual proposed changes to the agreement schedules which outline the cost methodologies and estimated costs of the services for the coming year, if such proposed changes would result in a significant increase in the amount of service costs that the Company would be obligated to pay;
- 15 months after a change of control of the Company, at the option of Limited Brands; or
- upon reasonable notice under the prevailing circumstances by the Company to Limited Brands after a disruption of services due to *force majeure* that cannot be remedied or restored within a reasonable period of time.

The Company believes that these services are provided at a competitive price and the Company anticipates continuing to use Limited Brands for these services. If termination of these logistics and related services under the transition service agreement results in excess logistics and related service labor for Limited Brands, the Company will be liable for 50% of severance related costs of such labor, up to a maximum of $0.5 million.

Store Leases

In connection with the acquisition by Bear Stearns Merchant Banking on November 27, 2002, the Company entered into the following agreements, which are still in effect, relating to its dealings with Limited Brands as they relate to the Company's store leases, each of which the Company believes have comparable or better terms than the Company could have obtained from unrelated third parties:

- a store leases agreement;
- a master sublease agreement; and
- a master assignment and assumption agreement.

Store Leases Agreement. The store leases agreement formalizes the agreement between the parties as to the rights and obligations of each party relating to store leases where:

- the Company now subleases store space from Limited Brands or one of its affiliates or former affiliates;
- the Company now subleases store space to affiliates or former affiliates of Limited Brands; or
- the Company leases store space which is adjacent to and not fully separated, either physically or functionally, from store space leased by affiliates or former affiliates of Limited Brands.

The agreements therein are generally coextensive with the prime leases to which they relate.

Master Sublease Agreement. The master sublease agreement gives the Company a sublease on space sublet from and guaranteed by Limited Brands. This agreement generally terminates for each sublease with the term of each prime lease.

Master Assignment and Assumption Agreement. The master assignment and assumption agreement provides for the assignment of certain leases to Limited Brands which leases are guaranteed by Limited Brands. Pursuant to the master sublease agreement described above, the store premises subject to the master assignment and assumption agreement are subleased to the Company.

Ernst & Young LLP

The Company's independent registered public accounting firm, Ernst & Young LLP ("E&Y"), has, in the past, had certain business relationships with affiliates of The Bear Stearns Companies Inc. ("Bear Stearns") that are described below. None of these arrangements involved the Company, nor did they have any effect on its consolidated financial statements. The requirements of the SEC on auditor independence limit direct and material indirect business relationships between an auditor and its audit client. As a result of these business relationships between E&Y and affiliates of Bear Stearns, questions were raised regarding the independence of E&Y with respect to their audit of the Company.

In October 2001, E&Y entered into a services agreement with Bear Stearns Securities Corp. ("Bear Stearns Securities") whereby E&Y would, on a non-exclusive basis, identify Bear Stearns Securities to E&Y's personal financial consulting ("PFC") clients for custodial, brokerage, recordkeeping and performance reporting services. E&Y's PFC clients were billed for such services directly by Bear Stearns Securities. The agreement contained no provisions for payments between E&Y and Bear Stearns Securities, except for the reimbursement of certain costs incurred by E&Y in relation to non-timely delivery of performance reporting services by Bear Stearns Securities. Pursuant to those reimbursement provisions, in June 2004 E&Y received a payment from Bear Stearns Securities in the amount of $287,500 that represented a negotiated resolution of E&Y's claims for reimbursement of certain costs incurred by E&Y to obtain performance reports from another provider. E&Y received no compensation, direct or indirect, from Bear Stearns Securities or its affiliates for making referrals. On September 21, 2004, the parties terminated this agreement. Under the terms of the termination arrangements, E&Y's existing PFC clients may continue to use Bear Stearns Securities services and give E&Y access to their account records, but these relationships will be governed by contracts directly between the individual E&Y PFC client and Bear Stearns Securities. E&Y may, but is under no obligation to, continue to identify Bear Stearns Securities to E&Y's PFC clients for custodial, brokerage, recordkeeping and performance reporting services on a non-exclusive basis and such E&Y PFC client relationships will be governed by contracts directly between the individual PFC client and Bear Stearns Securities.

This matter was reviewed by the Company's audit committee in consultation with counsel and representatives of E&Y. The audit committee considered all relevant facts and circumstances, including E&Y's representations with respect to their relationship with affiliates of Bear Stearns and E&Y's conclusion that they were independent with respect to their audit of the Company and concluded that the arrangements did not compromise E&Y's independence with respect to their audit.

In November 2002, E&Y signed an agreement with Bear, Stearns & Co. Inc. to license, market and implement a specialized tax strategy developed by E&Y involving the repurchase of corporate debt expected to be of interest to a small number of entities. No business was ever conducted nor were any fees received or revenues recognized under the agreement and the agreement was terminated in June 2004.

STOCKHOLDER PROPOSALS FOR THE 2008 ANNUAL MEETING

In accordance with Rule 14a-8 of the Exchange Act, any stockholder proposals intended to be included in the Proxy Statement and presented at the 2008 Annual Meeting of Stockholders of the Company must be received by the Company no later than January 25, 2008. The proposal should be addressed to: Chairperson of the Nomination and Governance Committee, New York & Company, Inc., 450 West 33rd Street, 5th Floor, New York, NY 10001.

Advance notice for stockholder proposals not included in the Company's Proxy Statement to be brought before an annual meeting of stockholders generally must be received by the Company no later than April 9, 2008.

A stockholder's notice with respect to a director nomination must set forth: (i) name, address and number of shares of common stock beneficially owned by the nominating stockholder; (ii) name, address and number of shares of common stock beneficially owned by the nominee; (iii) a detailed biography outlining the candidate's relevant background; (iv) professional and business experience and other significant accomplishments; (v) an acknowledgement from the candidate that he or she would be willing to serve on the board, if elected; (vi) a statement by the stockholder outlining the reasons why this candidate's skills, experience and background would make a valuable contribution to the board; and (vii) a minimum of two references who have either worked with the candidate, served on a board of directors or board of trustees with the candidate, or can otherwise provide relevant perspective on the candidate's capabilities as a potential board member.

A stockholder's notice with respect to a proposed item of business must include: (i) name, address and number of shares of common stock beneficially owned by the stockholder; (ii) a brief description of the substance of, and the reasons for conducting, such business at the Annual Meeting; and (iii) any material interest of the stockholder in such business.

ANNEX 1

NEW YORK & COMPANY, INC.

AUDIT COMMITTEE CHARTER

This Amended and Restated Audit Committee Charter was adopted by the Board of Directors (the "Board") of New York & Company, Inc. (the "Company") on March 21, 2007 and replaces any charter previously used by the committee.

Mandate

The Audit Committee (the "Committee") assists the Board in its oversight responsibilities relating to financial matters including:

i) the integrity of the Company's financial statements;

ii) the independent auditor's qualifications and independence;

iii) the performance of the Company's internal audit function and independent auditors;

iv) the Company's compliance with legal and regulatory requirements; and

v) the preparation of an audit committee report as required by the Securities and Exchange Commission (the "SEC") to be included in the Company's annual Proxy Statement.

In discharging its responsibilities, the Committee is not itself responsible for the planning or conduct of audits, or for any determination that the Company's financial statements and disclosures are complete and accurate or are in accordance with generally accepted accounting principles and applicable rules and regulations. This is the responsibility of the Company's management, internal auditor (or others responsible for the internal audit function, including contracted non-employee or audit or accounting firms engaged to provide internal audit services (the "internal auditor")) and the Company's independent auditor.

Organization

Committee Members

The Committee shall be comprised of three directors. The members and the Chair of the Committee shall be appointed by the full Board on an annual basis and may be re-appointed or replaced at the Board's discretion at any time.

Qualifications

Each committee member shall be financially literate, as determined by the Board in their business judgment, or must become financially literate within a reasonable period of time after his or her appointment to the committee. At least one member of the Committee shall have accounting or related financial management expertise, as determined by the Board in its business judgment. In addition, at least one member of the Committee shall be an "audit committee financial expert" as defined by the SEC or the Company shall disclose in its periodic reports required pursuant to the Securities Exchange Act of 1934 (the "Exchange Act") the reasons why at least one member of the Committee is not an "audit committee financial expert." If the Board has determined that a member of the Committee is an audit committee financial expert, it may presume that such member has accounting or related financial management expertise.

Independence

Each Committee member shall satisfy the independence requirements of the New York Stock Exchange and Exchange Act Rule 10A-3, unless the Company wishes to avail itself of any applicable exemption allowed under such rules and regulations. The Company shall make any required disclosures relating to the use of any such exemptions.

Other Service

No Committee member may serve on the audit committee of more than three public companies unless the Board has determined that such simultaneous service would not impair the ability of such member to effectively serve on the Committee as such determination is disclosed in the Company's annual Proxy Statement.

Committee Meetings

The Chair of the Committee shall be responsible for calling meetings of the Committee, developing the meeting agenda, providing pre-reading materials to Committee members relative to agenda items and chairing the meetings.

The Committee shall meet at least four times a year. Meetings may be in person or by conference call. A majority of the Committee members must be in attendance for a quorum. The Committee may also act by unanimous written consent. The Committee shall make regular reports to the Board on the Committee's activities.

Separate Meetings

The Committee shall meet periodically with management, the internal auditor and the independent auditor in separate executive sessions.

Professional Advisors

The Committee shall have the sole authority to retain any independent counsel, experts or advisors (accounting, financial or otherwise) that the Committee believes to be necessary or appropriate. The Committee may also use the services of the Company's regular legal counsel or other advisors to the Company. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purposes of rendering or issuing an audit report or performing other audit, review or attestation services, for payment of compensation to any advisors employed by the Committee and for ordinary and administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Investigations

The Committee is empowered to conduct its own investigations into issues related to its responsibilities.

Responsibilities

Independent Auditors

Appointment and Oversight of Independent Auditor

The Committee shall be directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditor (including resolution of any disagreements between Company management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attestation services for the Company, and the independent auditor shall report directly to the Committee.

Appointment and Oversight of Additional Audit Firm

The Committee shall be directly responsible for the appointment, compensation, retention and oversight work of any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attestation services for the Company and such firm shall also report directly to the Committee.

Pre-Approval of Services

Before the independent auditor is engaged by the Company or its subsidiaries to render audit or non-audit services, the Committee shall pre-approve the engagement. The Committee may delegate to one or more designated members of the Committee the authority to grant pre-approvals, provided such approvals are presented to the Committee at a subsequent meeting.

i) Committee pre-approval of audit and non-audit services will not be required if the engagement for the services is entered into pursuant to pre-approval policies and procedures established by the Committee regarding the Company's engagement of the independent auditor, provided the policies and procedures are detailed as to the particular service, the Committee is informed of each service provided and such policies and procedures do not include delegation of the Committee's responsibilities under the Exchange Act to the Company's management.

ii) Committee pre-approval of non-audit services (other than review and attestation services) also will not be required if such services fall within available exceptions established by the SEC.

Independence

The Committee shall, at least annually, evaluate the independent auditor's qualifications, performance and independence. The Committee shall present its conclusions with respect to the independent auditor to the full Board. In conducting its evaluation the Committee shall take the following steps:

i) The Committee shall obtain and review a report prepared by the independent auditor describing (a) the independent auditing firm's internal quality-control procedures, (b) any material issues raised by the most recent internal quality-control review or peer review of the independent auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the independent auditing firm, and any steps taken to deal with any such issues and (c) all relationships between the independent auditor and the Company.

ii) The Committee shall obtain and review a formal written statement prepared by the independent auditor describing the fees billed in each of the last two fiscal years in each of the categories required to be disclosed in the Company's annual Proxy Statement.

iii) The Committee shall discuss with the independent auditor its independence from the Company, and obtain and review a written statement prepared by the independent auditor describing all relationships between the independent auditor and the Company, consistent with Independence Standards Board Standard 1, and consider the impact that any relationships or services may have on the objectivity and independence of the independent auditor.

iv) The Committee shall review and evaluate the qualifications, performance and independence of the lead partner of the independent auditor.

v) The Committee shall consider whether, in order to assure continuing auditor independence, the Company should adopt a regular rotation of the independent audit firm.

vi) The Committee shall, if applicable, consider whether the independent auditor's provision of any permitted non-audit services to the Company is compatible with maintaining the independence of the independent auditor.

Financial Statements and Disclosures

Audit Resources

In connection with each annual audit, the Committee shall discuss with management, the independent auditor and the internal auditor the overall scope and plans for such audits, including the adequacy of staffing and other factors that may affect the effectiveness and timeliness of such audits.

Audit Principles

The Committee shall review and discuss with management and the independent auditor: (i) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles, and major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies; (ii) any analyses prepared by management or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including analyses of the effects of alternative GAAP methods on the Company's financial statements; (iii) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the Company's financial statements and (iv) management's and/or the independent auditor's judgment about the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments, the clarity of the disclosures in the financial statements and the adequacy of internal controls.

Review of Reports

The Committee shall review and discuss the annual audited financial statements and quarterly financial statements with management and the independent auditor, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Communication with Independent Auditors

i) The Committee shall discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 114, "The Auditor's Communication With Those Charged With Governance," as then in effect.

ii) The Committee shall review with the independent auditor any problems or difficulties the independent auditor may have encountered during the course of the audit work, including any restrictions on the scope of activities or access to required information or any significant disagreements with management and management's responses to such matters. Among the items that the Committee should consider reviewing with the independent auditor are: (i) any accounting adjustments that were noted or proposed by the auditor but were "passed" (as immaterial or otherwise); (ii) any communications between the audit team and the independent auditor's national office respecting auditing or accounting issues presented by the engagement; and (iii) any "management" or "internal control" letter issued, or proposed to be issued, by the independent auditor to the Company.

Review of Independent Auditor Report to Audit Committee

The Committee shall review the report that the independent auditor is required to make to the Committee regarding: (i) all accounting policies and practices to be used that the independent auditor identifies as critical; (ii) all alternative treatments within GAAP for policies and practices related to material items that have been discussed among management and the independent auditor, including the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and (iii) all other material written communications between the independent auditor and management of the Company, such as any management letter, management representation letter, reports on observations and recommendations on internal controls, independent auditor's engagement letter, independent auditor's independence letter, schedule of unadjusted audit differences and a listing of adjustments and reclassifications not recorded, if any.

Recommendation to Include Financial Statements in Annual Report

The Committee shall, based on its review and discussions outlined in paragraphs above, determine whether to recommend to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K.

Internal Audit Function

The Committee shall meet periodically with the Company's internal auditor (or others responsible for the internal audit function, including contracted non-employee or audit or accounting firms engaged to provide internal audit services) to discuss the responsibilities, budget and staffing of the Company's internal audit function and any issues that the internal auditor believes warrant audit committee attention.

Compliance Oversight

Risk Management

The Committee shall discuss with management and the independent auditor the Company's policies with respect to risk assessment and risk management, the Company's significant financial risk exposures and the actions management has taken to limit, monitor or control such exposures.

Communication with Board

The Committee shall report regularly to, and review with, the Board any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent auditor, the performance of the Company's internal audit function or any other matter the Committee determines is necessary or advisable to report to the Board.

Hiring Practices

The Committee shall approve guidelines for the Company's hiring of former employees of the outside auditor who participated in any capacity in the audit of the Company.

10A(b) Implications

The Committee shall obtain from the independent auditor assurances that the independent auditor is not aware of any matters required to be reported under Section 10A(b) of the Exchange Act.

Whistleblower Procedures

The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Press Releases and Analyst Communications

The Committee shall discuss with management and the independent auditor the Company's earnings press releases (with particular focus on any "pro forma" or "adjusted" non-GAAP information), as well as financial information and earnings guidance provided to analysts and rating agencies. The Committee's discussion in this regard may be general in nature (i.e., discussion of the types of information to be disclosed and the type of presentation to be made) and need not take place in advance of each earnings release or each instance in which the Company may provide earnings guidance.

Disclosure Controls and Procedures

The Committee shall review with the Chief Executive Officer, Chief Operating Officer and the Chief Financial Officer the Company's disclosure controls and procedures and review periodically management's conclusions about the efficacy of such disclosure controls and procedures.

Preparation of Audit Committee Report

The Committee shall provide the Company with the report of the Committee with respect to the audited financial statements for inclusion in each of the Company's annual Proxy Statements.

Attorney Reporting

The Committee shall review and discuss any reports concerning material violations submitted to the Committee by the Company's attorneys pursuant to SEC attorney professional responsibility rules or otherwise.

Committee Self-Assessment

The Committee is responsible for developing and conducting an annual self-assessment of its performance. The Committee will work with the nomination and governance committee to design and coordinate the annual self-assessment in conjunction with the overall Board assessment process. The Committee shall report to the full Board on the results of its assessment each year and shall make any appropriate recommendations to further enhance the Committee's performance.

Other Matters

The Committee shall also fulfill any other responsibilities that may be assigned to the Committee by the Board from time to time.

Charter Modifications/Updating

The Committee shall review this charter regularly and may recommend to the Board from time to time any proposed changes to the charter and to any other documents related to the responsibilities of the audit committee.








END
NEW YORK & COMPANY
450 WEST 33RD STREET NEW YORK, NY 10001